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03050482

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Aiful Corporation

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**FORMER NAME

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PROCESSED MAY 20 2003 THOMSON FINANCIAL

FILE NO. 82- 4802 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 5/8/03



The more pieces we add, the better the picture.

AIFUL CORPORATION
ANNUAL REPORT 2002

PROFILE

AIFUL CORPORATION is a leader in Japan's consumer finance industry. Since its establishment, the Company has striven to create value for all its stakeholders—customers, shareholders and employees—in line with its corporate philosophy of obtaining community support for all its activities. Over the years, AIFUL has expanded its operations, while ensuring that it continues to meet the expectations of all its customers.

In fiscal 2001, ended March 31, 2002, AIFUL served its more than two million customers through 1,592 branches and a network of 35,904 cash dispensers and automated teller machines (ATMs). On a consolidated basis, the balance of loans outstanding at March 31, 2002, was ¥1,482,796 million ($11,148,842 thousand).

The Company is listed on the first sections of the Tokyo Stock Exchange (TSE) (Code: 8515) and the Osaka Securities Exchange (OSE).

In March 2001, AIFUL acquired LIFE Co., Ltd., a leading Japanese consumer credit company. At March 31, 2002, this subsidiary had 8,710,000 cardholders and 76,000 member merchants accepting its cards. This broad customer base and extensive marketing channel have allowed AIFUL to accelerate its drive to become a comprehensive provider of financial services. The AIFUL Group comprises the parent company and seven consolidated subsidiaries, including LIFE, which are working together to expand the Group's foundations in comprehensive financial services and build long-term asset value for AIFUL's shareholders.

CONSOLIDATED FINANCIAL HIGHLIGHTS

AIFUL CORPORATION and Consolidated Subsidiaries
Years Ended March 31, 2002 and 2001

	Millions of Yen		Percentage Change	Thousands of U.S. Dollars
	2002	2001	02/01	2002
For the Year:				
Total income	¥ 400,014	¥ 281,719	42.0%	$ 3,007,624
Total expenses	338,166	189,145	78.8	2,542,601
Income before income taxes and minority interests	61,848	92,574	-33.2	465,023
Net income	35,064	48,253	-27.3	263,639
At Year-End:				
Balance of loans outstanding	1,482,796	1,261,042	17.6	11,148,842
Installment accounts receivable	120,756	86,642	39.4	907,940
Total assets	2,029,634	1,865,537	8.8	15,260,406
Long-term debt, including current portion thereof	1,291,781	1,191,942	8.4	9,712,639
Total shareholders' equity	421,343	306,550	37.4	3,167,992
Number of shares outstanding	93,376,000	84,876,000	10.0	
Per Share Data:	Yen		Percentage Change	U.S. Dollars
Net income	¥390.00	¥569.32	-31.5%	$2.93
Cash dividends	50.00	50.00	0.0	0.38

Notes: 1. The U.S. dollar amounts have been translated, for convenience only, at ¥133=$1, the approximate rate of exchange at March 29, 2002.
2. Net income per share has been computed based on the weighted average number of shares outstanding during each period, after retroactive adjustment for stock splits.

Contents

Cautionary Remark Regarding Forward-Looking Statements
Statements made in this annual report with respect to AIFUL's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements based on the assumptions and beliefs of the Company's management in light of the information currently available to it and involve risks and uncertainties that may affect the Company's future performance. Potential risks and uncertainties in AIFUL's areas of business include, without limitation, social, economic and financial conditions.

NOTEWORTHY EVENTS

First Quarter

April 2, 2001

New Start for LIFE, Businext Launched

LIFE started operating as a wholly owned subsidiary. Businext Corporation, a joint venture with The Sumitomo Trust & Banking Co., Ltd., began offering financing services for small businesses.

June 4, 2001

Sanyo Shinpan Becomes Wholly Owned Subsidiary

Sanyo Shinpan Co, Ltd., a 100%-owned consumer credit and credit card firm, became a wholly owned subsidiary.

Second Quarter

August 25, 2001

New Shares Issued

AIFUL raised ¥87 billion through a public offering of 3.5 million shares and 5 million shares of common stock in Japan and overseas, respectively. AIFUL used these funds to improve its equity ratio, which had declined as a consequence of its acquisition of LIFE, and reinforce the Company's financial position to support further business expansion.

Third Quarter

November 8, 2001

LIFE Share Parcel Transferred

The Company transferred 4.12% of its stake in LIFE to financial institutions with which it conducts transactions, to help LIFE obtain funding more easily.

November 27, 2001

AsTry Loan Services Established

AIFUL and Aozora Bank, Ltd., jointly created AsTry Loan Services Corporation, a debt-servicing company that harnesses AIFUL's expertise in retail credit management and collections and Aozora Bank's sales network.

December 7, 2001

Employee Stock Options Granted

The Company granted stock options to employees and directors to encourage them to boost revenues and earnings.

Fourth Quarter

January 27, 2002

Fixed Assets Transferred to Subsidiary

AIFUL transferred all its rental and commercial property to MARUTOH Co., Ltd., a wholly owned subsidiary, as part of a drive to optimally allocate Group management resources. At the same time, AIFUL reclassified unused property as held for sale, cutting prices to reflect current market values.

March 20, 2002

Businext Buys Lending Business

In keeping with an expansionary drive, Businext acquired the building contractor lending operations of Misawa Homes Co., Ltd., for ¥3.7 billion.

MESSAGE FROM THE PRESIDENT



Yoshitaka Fukuda
President and CEO

I am pleased to report on our achievements in fiscal 2001. During this period, we continued do our utmost to serve Japan's ¥65 trillion consumer credit market, while building value in line with our long-term management vision of becoming a comprehensive retail financial services group.

Operating Environment

In the final decade of the 20th century, Japan's consumer finance market tripled in size, to around ¥9 trillion. Under our medium-term management plan, we expect the market to continue expanding, before flattening out at ¥13 trillion in 2010. As the market heads toward maturity, we are already witnessing an intense battle for market share that crosses traditional business boundaries. For example, major consumer finance institutions are entering the consumer credit and credit card businesses and establishing joint ventures with banks. Foreign players are entering the industry through mergers and acquisitions (M&A).

The operating environment greatly affected our business performance during the year under review. We strove to overcome unfavorable macroeconomic conditions and attract new customers for our unsecured loans. Despite extensive advertising campaigns, centered on television commercials, unsecured loan volume declined in the second half of the term, as personal consumption stagnated amid concerns about Japan's economic prospects. Bad debt write-offs continued to increase, owing to a surge in bankruptcies and record highs in the unemployment rate. History suggests that our results should recover in line with a pickup in the economy, as new lending and bad loans tend to fluctuate with the economy.

On the legal front, in June 2003 the Japanese government plans to once again review the interest rate ceiling under the Distributions Law. The maximum interest rate under this law has already been reduced from 40.004% to 29.2% in response to concerns over the unethical collection methods of some commercial lenders. AIFUL and other members of the consumer finance industry have continued to lobby lawmakers to enhance their understanding of the sector, and are doing their best to eliminate the collection problems that prompted the previous revision to the regulations.

Management Strategy
The medium-to-long-term management strategy of the AIFUL Group is to strengthen its foundations ahead of the maturation of the consumer finance market by becoming a comprehensive retail financial services provider.

To realize this goal, we are diversifying both our product lineup and distribution channels for securing customers. In addition, we are striving to become a leading player as competition spills across traditional business boundaries by prioritizing M&A and forming alliances that help us bolster Group competitiveness and brand value.

We did much in the year under review as part of our strategic drive to become a comprehensive retail financial services provider. Our achievements included the acquisition of LIFE, a leading Japanese consumer credit company, and the establishment of a joint venture with Sumitomo Trust & Banking to specialize in lending to medium-risk small business owners and corporations.

Through our acquisition of LIFE, we expanded our customer base to more than 8 million people. Immediately after the purchase, we swiftly implemented management improvements to enhance the AIFUL Group's competitiveness in the consumer credit market, while improving LIFE's performance.

Operating Achievements
To complement our diversification strategies under our comprehensive retail financial services vision, we have also focused on reinforcing LIFE's management, launching new businesses and forming partnerships with banks in the assurance field.

Under our product diversification strategy, we are emphasizing unsecured loans, home equity loans and small business loans, and developing products that meet customer needs. These offerings include loans that help to streamline company cash flows.

Through our strategy of diversifying distribution channels to attract more customers, we are working to improve customer convenience by developing the existing distribution channels of Group companies and exploiting the prestige of the AIFUL brand in consumer finance. We are doing this by forging alliances with companies in other fields, pursuing M&A, offering Internet cashing and implementing other new approaches.

Since taking over LIFE, we have concentrated on revamping its poor earnings structure by building a high-return assets portfolio. These efforts led to LIFE posting ¥2.4 billion in ordinary income just a year after bankruptcy. We intend to keep increasing LIFE's profitability by allocating more resources to it so LIFE can become a high-earnings business in the consumer credit and other fields. Examples include shopping and cashing services under the LIFE Credit Card and unsecured loans through the LIFE Play Card.

Future Challenges
Competition between the major players, increased rivalry with foreign firms and banks newly entering the market have led to unprecedented competition in the consumer finance industry. Through our acquisition of LIFE, we have branched out from our roots in consumer finance and entered Japan's ¥65 trillion consumer credit market. In our drive to become a leading player in this market, we are endeavoring to expand our customer base and broaden the scope of our operations, while pursuing an M&A strategy covering consumer finance and credit firms. At the same time, we are pursuing synergies through Group management so that we can streamline operational efficiency and more effectively deploy our resources to greatly reduce costs.

To achieve further progress in the consumer finance market, we have prioritized the building of an AIFUL Group brand over the three years of our medium-term management plan.

As we prepare to meet new challenges, we will urgently work to bolster LIFE's profitability so it can help drive Group growth.

I look forward to your continuing support and encouragement in the year ahead.



Yoshitaka Fukuda
President and CEO
June 26, 2002

SPECIAL FEATURE



Interview with President Yoshitaka Fukuda

Theme One: Operating Environment

Q *Please outline your views on the consumer finance market. Also, what are your growth targets in that market?*

Overview of Japan's Consumer Credit Market – The Breaking Down of Traditional Business Barriers

(As of the end of calendar 2000; Trillions of yen)



Consumer Credit Market
(Balances Outstanding)
(¥65.2)
Credit sales
(Credit sales and credit card companies)
(¥15.9)
Consumer finance
(¥49.2)
Credit card
(¥3.2)
Installment credit
(¥12.6)
Deposited collateral (¥13.5)
Consumer loans
(¥35.6)
Single payment (¥2.0)
Installment (¥1.2)
Single payment (¥0.7)
Installment (¥11.9)
Post offices and financial institutions (¥13.5)
Banks and other financial institutions (¥21.0)
Consumer finance companies (¥8.8)
Credit sales and credit card companies (¥5.3)
Other (¥0.5)
LIFE
LIFE
LIFE
AIFUL

Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

Around 10 years ago, the consumer finance market was worth ¥3 trillion, or just 4.9% of the consumer credit market. By 2000, it had expanded to ¥9 trillion, accounting for 13.6% of the consumer credit market. In the decade since Japan's bubble economy burst, apart from consumer finance, the only growth has been in credit sales and credit cards. But the companies in the latter two fields are relatively small, so I believe that consumer finance players have been the big winners amid these changes.

That said, growth is now stabilizing in the consumer finance market, which has driven consumer credit expansion to date. I think the consumer finance market will mature over the next few years.

Our medium-term management plan assumes that the rate of growth in the industry will decelerate over the next two to three years as customers will probably borrow less in response to the currently poor economic conditions, and falling interest rates should lead to a long-term slowdown in industry growth. In the medium-to-long term, we think that the industry will grow until 2010, when the consumer finance market will be worth ¥13 trillion. The market should remain at that level thereafter.

SPECIAL FEATURE

Q *What do you think of the players newly entering the consumer finance industry and the industry's increasingly borderless nature?*

A In terms of new entries, it would have been unthinkable just a few years ago that banks would form alliances with players in our industry to start offering cashing services, creating such companies as Mobit Co., Ltd., and At-Loan Co., Ltd. Fiscal 2001 saw the launch of the bank-owned Tokyo-Mitsubishi Cash One Ltd.

Foreign institutions have also made inroads into the Japanese consumer finance market. In 1998, for example, General Electric Capital Corporation acquired Lake Co., Ltd., and deployed aggressive television commercial campaigns aimed particularly at marketing secured loans. The ING Group invested in consumer finance company NICE Co., Ltd., while Ripplewood Holdings LLC invested in Shinki Co., Ltd., the consumer finance arm of Shinsei Bank, Limited, in which Ripplewood is a major investor. Still, the player most in the spotlight has been Citigroup Inc. for its consumer finance acquisitions strategy. Over the past two years, Citigroup has bought a number of small and medium-sized firms, such as AIC Corporation, DIC Finance Corporation and Unimat LIFE Corporation as part of efforts to build a top presence in the consumer finance market in Japan.

Banks are focusing their consumer finance strategies on accepting loan applications through unmanned lending centers, the Internet and fax services. But these setups are merely sales support tools. It is impossible to provide the comprehensive cashing services critical to consumer finance if you do not maintain a branch network. The keys to success in retail finance are a strong brand that highlights a readiness to provide unsecured loans and a solid branch network. Furthermore, we believe that the risk pricing prospects are extremely limited at the 18% interest rates that banks are offering.

Foreign institutions do, admittedly, have global brand names. Nonetheless, they operate through Japanese mid-tier consumer finance firms that they have acquired, and those businesses still use their pre-acquisition names. In other words, the foreign players have not unified their brands.

The new entrants do not seem serious rivals to Japan's well-established, large consumer finance firms, although bank- and foreign-owned companies do have the potential to cultivate and reinvigorate the consumer finance market.

Theme Two: New Customer Trends

Q How is the changing business environment affecting your new customer levels?

A In fiscal 2001, the number of new customers rose just 2.0%, to 462,000 accounts, and we actually posted a decline in the number of new customers in the second half of the term, for the first time in three years.

Our industry suffered an overall drop in new customer numbers mainly because concerns over the economy's prospects prompted people to refrain from borrowing. Possible market saturation was less of a factor. During the year, average worker incomes fell 1.2%, the first drop in three years, which is largely why consumer confidence has been weakened. In addition, the aggressive television commercial campaigns that consumer finance firms mounted from 1999, after lifting a voluntary ban on such advertising, have become less effective.

Another factor—an internal one for AIFUL—is that in the second half of fiscal 2001 we tightened lending to constrain loan write-offs. Accordingly, only 71.8% of loan applications in the second half of the fiscal year were successful, compared with 74.8% in the first half of the fiscal year. In addition, we moved away from "soft-sell" commercials to those presenting more specifics and with greater impact. Consumers did not like the new approach, which likely contributed to the decrease in new loan applications.

I think that our operating environment will remain severe until corporate restructuring run their course and unemployment begins to fall, leading to an improvement in consumer confidence. Because of internal factors, I believe it will be hard for us to raise the percentage of successful loan applications in the current economic climate. Still, we will return to running soft-sell commercials and continue to improve customer service.

Q *What are your reflections on* **AIFUL's** *change in marketing approach* **?**

A Consumer finance marketing is "pull" oriented, centering on television commercials, newspaper advertising and signboards. Marketing techniques have varied depending on the phase.

The first phase involved the use of branch networks. For example, when Acom Co., Ltd., developed its automated lending machines the company was able to quickly set up a nationwide network of unmanned lending centers. The increased convenience boosted new customer numbers.

The next major development was in 1999, when the ban on consumer finance advertising on prime-time television was lifted. Promise Co., Ltd., ran an intensive soft-sell commercial campaign that highlighted images of traditional Japan. We rolled out our commercial strategy after that. Instead of taking Promise's approach, we opted to present AIFUL as a provider of peace of mind, with our commercials showing employees dealing in person with customers at our loan centers. This more personal technique was a first in the domestic consumer finance industry, and many viewers accepted the message of trustworthiness and reliability, propelling us to the top in terms of new customer numbers.

Today, commercials seem to have lost much of their original impact, indicating that we have overmarketed on television. Our advertising and sales operations are currently working together to develop new products and the next marketing phase.






0120-201810

Theme Three: Loan Write-Offs

Q *How do you interpret loan write-off risks?*

A The state of the macroeconomy is an increasingly significant factor in the current surge in loan write-offs. Also, changes in the legal framework have prompted more people to seek legal advice in an attempt to avoid discharging their debt obligations.

At the macroeconomic level, unemployment rates and loan write-offs correlate quite closely. A decade ago, when the unemployment rate was 2%, loan write-offs were 2.5%. Now, with unemployment at a record high of 5.6%, loan write-offs have risen to 4.1%. In other words, a one percentage point increase in the unemployment rate boosts loan write-offs approximately half a percentage point.

The legal environment changed with the April 2001 introduction of the Code of Personal Bankruptcy Rehabilitation, which lifted a ban on attorney advertising. With more attorneys becoming active in the bankruptcy field ahead of the government's scheduled June 2003 review of the Distribution Law's interest rate ceiling, we are seeing more personal bankruptcies being declared. Such declarations hit a record high of 160,000 in fiscal 2001.

Personal bankruptcies will probably remain at a high level until the 2003 revision, although the increasing number of loan write-offs owing to macroeconomic factors will probably abate as the Japanese economy recovers. This improvement, combined with revisions to AIFUL's scoring system, should lead to a gradual decline in loan write-offs and delinquencies.



Q *What are your views on changes to the legal framework for consumer finance?*







A The government lowered the Distribution Law's interest rate ceiling in 2000 in response to social uproar about the dubious collection practices of some commercial lenders—which operate in a completely different industry to ours—concluding that high interest rates were the cause of the problem. Neither AIFUL nor other leading consumer finance firms had engaged in contentious collection practices. Since then, we have done our utmost to ensure that society does not again confuse us with these commercial lenders. To improve understanding of our industry's position, we are working with counterpart firms to maintain proactive disclosure through the media, approach lawmakers and act through the Liaison Group of Consumer Finance Companies, which is chaired by a Waseda University professor. Through these efforts, we and other members of our industry have been striving to convince the government that further reinforcing interest rate regulations would make no sense. While there is a risk that the government will cut the interest rate ceiling even further in 2003, we will continue to work with other firms in the industry to prevent this happening.

Theme Four: Management Strategies for a New Operating Environment

Q *Why did you decide to pursue a vision of becoming a comprehensive retail financial services provider?*

A As I mentioned earlier, we expect the rate of growth in the consumer finance market to decelerate, and then stabilize in the near future. Nonetheless, we want to maintain and expand our presence in the consumer finance market, while diversifying our product lineup and customer acquisition channels. Four firms currently dominate the oligopolistic consumer finance market. The need to seek new vehicles for growth beyond this ¥9 trillion market underscored our acquisition of LIFE and our creation of Businext, which serves middle-risk business owners and corporations. These moves have given us greater access to the ¥65 trillion consumer credit market. In other words, we want to build an overall capability in retail finance so we can emerge as a winner from an inevitable restructuring of our industry.


LIFE CARD
LIFE DREAM BIRD CARD
JAPANESE POSTAL SAVINGS

Q *What type of comprehensive retail finance player do you aim to become, and what are your main priorities in launching Group management?*

A The pursuit of efficiency through selective concentration is very popular at the present time. We believe it is better to duplicate and disperse our resources under our comprehensive retail consumer finance vision.

Selective concentration seems critical for companies facing stagnation in maturing industries. In our view, such a policy would prevent us from seizing the opportunities available to us by expanding beyond consumer finance into the ¥65 trillion consumer credit market.

In the consumer credit market, the boundaries have broken down between consumer finance, credit cards and credit sales, with players scrambling for a share. Rather than limiting our horizons, we are promoting "diffusion and duplication" through M&A and alliances and doing our utmost to broaden our operating base before the battle for market share intensifies. That said, in our next medium-term management plan we intend to harness selective concentration principles in assessing the profitability and efficiency of our expanded businesses.

AIFUL Group Business Activities – Diffusion and Duplication


Low risk
High risk
Personal loan guarantee partnerships with local banks, credit unions and credit associations
"Super Dunk" business loan guarantee partnership with The Daiwa Bank, Ltd.
Businext
LIFE
Credit card, installment credit and guarantee partnerships
AIFUL
LIFE
Cash Plaza
Sinwa
Happy Credit
Sanyo Shinpan
Consumer finance
Credit sales and credit card
Business loans

SPECIAL FEATURE

Q *Why is brand image so important for* AIFUL*, and how are you deploying it?*

A As a comprehensive retail finance player, we consider the AIFUL brand an important tool in significantly differentiating ourselves from the competition as we expand into the consumer credit market. The leading consumer finance firms have done much to enhance their brands. Despite all that, they have not yet altered the ratio of male customers to female customers, which currently stands at 7:3. But if you look at credit card companies, such as Credit Saison Co., Ltd., you see that the ratio is fairly balanced. This implies that women do not like to borrow from consumer finance firms, but are quite happy to obtain cash on credit cards, such as the LIFE Card.

Consumer credit firms have formed alliances with a wide range of top companies to help secure new customers, but AIFUL does not have access to such acquisition channels. That is why improving the Group's brand image is central to our medium-term management plan goal of successful expansion as we move beyond our consumer finance roots.

The AIFUL Group is striving to reinforce its corporate brand by holding monthly Groupwide brand meetings. These gatherings encompass debate over policies to improve the clout of our television commercials or sponsorship of sporting and other events as part of our commitment to corporate citizenship.

One unique advantage we have over our consumer finance rivals is the increased brand awareness we secured by taking over leading consumer credit company LIFE. Roughly half of LIFE's customers are female, which is an advantage other consumer finance firms do not enjoy. This acquisition and other moves are part of our strategy to increase overall Group brand value.



Q *How did you create the revenues and earnings model you used to rebuild* **LIFE**, *and what approaches are you considering to further strengthen* **LIFE** *so it can deliver high returns* **?**

A Following our takeover of LIFE, we reshuffled its portfolio so it could provide high returns based on stronger operating assets. The first step was to have LIFE completely withdraw from the low-profit automobile loan and home loan guarantee businesses and focus on the high-return card cashing and consumer finance businesses. Like AIFUL, LIFE offers loan card services, so we had LIFE adopt our scoring system in that area to allow it to achieve high growth in outstanding loans. LIFE also has a card cashing business—in contrast to AIFUL—so it is not so straightforward to apply our expertise to help LIFE increase its usage rates and cashing per customer. That said, LIFE has been able to expand its customer base through alliances for the LIFE Card.

In areas outside the card cashing business, we transferred settlement authority from LIFE's headquarters to its branches. This has allowed LIFE to rapidly increase per-item shopping sales, which offer high returns, thereby enhancing profitability. In its first year of operations under the AIFUL umbrella, LIFE has gone from bankruptcy to ordinary income of ¥2.4 billion. Our target for fiscal 2002 is ordinary income of ¥8.0 billion.

Over the next two to three years, through our initiatives we are aiming for LIFE to build solid earnings foundations. The goal thereafter is for LIFE to expand its core credit sales and credit card businesses. In credit cards, we want LIFE to secure more large merchants and expand its customer base, while diversifying its settlement approaches and usage channels to build value by becoming more attractive, thereby increasing its capacity utilization.

LIFE's Complete Rehabilitation only One Year after Acquisition and Looking to Dominate the Credit Sales and Credit Card Businesses



	LIFE		
	Fiscal 2000 (Acquisition)	Fiscal 2001 (Results)	Fiscal 2002 (Targets)
Card membership (Thousands)	7,480	8,710	9,780
Receivables (Millions of yen)	606,313	612,509	687,641
Loans outstanding (Millions of yen)	196,559	250,903	312,550
Operating revenue (Millions of yen)	N.A.[1]	79,824	101,076
Ordinary income (Millions of yen)	N.A.[1]	2,404	8,000

Notes: 1. LIFE filed for bankruptcy during this fiscal year, so there are no audited full-year revenue and income figures, and the company was not included in AIFUL's consolidated accounts.
2. LIFE's figures are on a receivables basis that includes receivables dropped from the balance sheet through securitization.

Q *Please describe your efforts to increase the efficiency and profitability of your business processes.*

A To achieve success in the consumer credit market, the AIFUL Group pursues the benefits possible from the organic synergies between all Group members.

We are cultivating sales synergies by having all Group members diversify their product lineups and customer distribution channels. For example, all Group companies market AIFUL's secured loans and take advantage of LIFE's credit card system to issue credit cards. In these and other ways we are ensuring that Group companies use resources more efficiently.

In terms of cost synergies, we have already transferred the back office operations of Happy Credit Corporation, Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., to AIFUL's headquarters. A single advertising company produces all the AIFUL Group's television commercials, which has allowed us to maintain advertising volume at a lower cost.

We are building systems synergies by jointly developing and using new setups. A good example of this is an operating center that we plan to open in October 2002. This facility will centralize everything from applications to collections. Within a very short time frame, all Group companies will transfer their loans and claims management to this new center, thereby cutting costs considerably. By taking a Group approach to developing and sharing products and systems, we are seeking to bolster Group profitability. Through such endeavors, we seek a consolidated return on assets of more than 3.0%.



Q *Please outline your corporate citizenship efforts.*

A We sponsor a variety of sports events throughout Japan as part of our contribution to society.

In fiscal 2001, we sponsored the AIFUL Cup Golf Tournament 2001, which was held at the Ajigasawa Country Club in July 2001 and was the Japan Golf Tour Organization's 16th event for the year. The Ajigasawa Athletics Association helped run the tournament, and we sought other ways to involve the local community.

AIFUL also sponsored the 11th Fukuchiyama Marathon in Kyoto Prefecture, sanctioned by the Japan Association of Athletics Federations. This annual event is one of the few in Japan to attract around 10,000 runners, and has increasingly become a favorite among amateur athletes.

Also in fiscal 2001, we sponsored the International Judo Federation's World Judo Championships, held in Munich, Germany. More than 670 *judoka* from 90 nations competed at this event, which entertained countless fans around the globe.

Our social involvement extends beyond the sponsorship of sporting events. For example, we support group and individual volunteers through the Volunteer Heartful Prize and will continue to support community activities in keeping with the spirit of the United Nations' International Year of Volunteers 2001.

AIFUL plans to continue seeking as many opportunities as possible to interact with society through a variety of activities—centered on sports events—in line with its corporate philosophy of obtaining community support for its operations.

REVIEW OF OPERATIONS

AIFUL

The Company has been pursuing strategies to diversify its product lineup and customer marketing channels in keeping with its vision of becoming a provider of comprehensive retail financial services.

Our product diversification strategy encompasses meeting the sophisticated needs of our customers by developing derivatives for unsecured loans, home equity loans and small business loans.

We are diversifying our distribution channels and enhancing convenience to attract more customers by forming partnerships with companies in other industries, pursuing M&A, engaging in bank assurance and offering cashing services over the Internet.

In fiscal 2001, these efforts helped boost the balance of loans outstanding at year-end 13.3%, to ¥1,313.7 billion. The number of customer accounts was up 5.8%, at 2,244,283 accounts.



Unsecured Loans

At the end of the first half of the fiscal year, the number of new unsecured loans had climbed 11.1% compared with the previous corresponding period, to 245,000 accounts, reflecting the impact of an aggressive television commercial campaign. In the second half of the period, the commercials were less effective, as customers refrained from borrowing in response to worsening economic conditions. The number of new unsecured loans decreased 6.7% year-on-year in the second half of the period, to 216,000 accounts. At the end of fiscal 2001, therefore, the number of new unsecured loans rose just 2.0%, to 462,000 accounts, compared with the end of the previous fiscal year. The number of new accounts declined, owing to changing employment patterns among the young, an unfavorable macroeconomic environment and the Company's tightened lending controls.

The average yield on unsecured loans outstanding decreased 0.3 percentage point compared with the previous term, to 25.7%, as we lowered interest rates for customers with high creditworthiness in response to intensified competition and increased larger loans as a proportion of total lending. Unsecured loans outstanding at year-end averaged ¥472,000 per customer, up 5.2%.

These factors resulted in a 10.6% rise in unsecured loans outstanding at year-end, to a record high of ¥1,019,293 million, with the number of unsecured loan accounts at year-end gaining 5.1%, to 2,155,000 accounts.

Home Equity Loans

We launched home equity loans in 1985, and are currently researching the home equity loans business in the United States. In contrast to unsecured loans, where write-offs are increasing, the write-off ratio for home equity loans in fiscal 2001 remained low, at just over 1%, underlining the advantage of property-secured lending.

Another key factor in the low write-off rate was that AIFUL limited the ratio of unsecured loans to customers in Tokyo, Nagoya, Osaka and Fukuoka to 30% of the nationwide total, as home prices have fluctuated in those four major cities. We distributed the balance among areas where land prices are much more stable. Approximately half our home equity loans use first mortgages. We also reinforced stability by limiting about 80% of secured loans to less than 70% of appraised collateral value.

At the end of the period under review, home equity loans outstanding stood at ¥277,671 million, up 23.1% from the end of the previous period. The number of accounts also rose 23.1%, to 75,000 accounts. These figures show that secured loans are now an important factor in AIFUL's growth.

Small Business Loans

In this third major area, the average loan was relatively low, at ¥1,190,000 per account. We focus on funding small business owners with unsecured and secured loans, after launching operations in this category in 1998 to take advantage of rising discontent among small business owners with regular loan providers and the increasing difficulties the self-employed faced in obtaining finance as the state of the Japanese economy worsened. We have built our funding on solid assessment grounds.

At the end of fiscal 2001, small business loans outstanding rose 37.1% from the end of the previous fiscal year, to ¥16,726 million. The number of accounts increased 37.6%, to 13,000 accounts.

Other Businesses

During the period under review, we pursued guarantee partnerships with banks in line with our drive to diversify our customer distribution channels and lending options. Under these alliances, we screen and guarantee applicants for bank loans and handle claims management, both on a fee basis. At March 31, 2002, we had guarantee partnerships with six banks, with the value of guarantees totaling ¥2,700 million.




Total Balance of Loans Outstanding
(Millions of Yen)
1,500,000
1,200,000
900,000
600,000
300,000
0
98
99
00
01
02
Small Business Loans
Home Equity Loans
Unsecured Loans


Number of Customer Accounts
(Thousands)
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02
Small Business Loans
Home Equity Loans
Unsecured Loans


Number of Branches and Unsecured Loan-Contracting Machines
2,000
1,600
1,200
800
400
0
98
99
00
01
02
Unstaffed Branches
Staffed Branches
Unmanned Loan-Contracting Machines

LIFE

This review of LIFE's operations for fiscal 2001 focuses on our four basic strategies for that subsidiary.

Strengthening Consumer Credit Operations through Credit Cards

During the period under review, we continued to strengthen LIFE's credit card and credit sales operations. The number of cardholders rose 1,230,000, to 8,710,000 customers. Cardholders increased their shopping and cashing usage between 15% and 20%. The main driver of this growth was an increase in the number of cards issued on the back of stronger links with such leading retailers as Aoyama Co., Ltd., which sells men's apparel, and DEODEO CORPORATION, a consumer electronics firm. Another factor was the success of a card that features members of the GLAY pop group. In addition, we made LIFE's cards more attractive by increasing loan limits based on our credit expertise and expanded services to cardholders by upgrading LIFE's web site. LIFE's stronger financial position enhanced its standing among its business partners, prompting them to more readily accept LIFE's cards.


LIFE

In per-item shopping loans, the number of member merchants accepting its cards increased about 3,000 during the year under review, with average monthly purchases increasing more than 30%, to over ¥10 billion. The yield from these operations improved 0.5 percentage point. Our reorganization of LIFE's business structure was the prime driver of this growth. For example, we transferred considerable authority to branches, which helped clarify standard yields when concluding merchant agreements and allowed us to consolidate LIFE's back-office operations. Another benefit was that branch employees were better able to monitor merchants.

Revamping the Portfolio to Enhance Profitability

LIFE has stopped accepting new applications for automobile and home loans, as these businesses are unlikely to become profitable. It is now concentrating its resources on key areas that generate earnings, notably the LIFE Cash Plaza loan card, credit card cashing services and installment sales finance loans. Loans through the LIFE Cash Plaza loan card increased 39.1% in the year under review, reflecting the addition of new loan offices and the introduction of AIFUL's scoring system as well as other benefits derived from the synergies arising from its association with AIFUL. Card cashing advances jumped 23.2%, due to more effective management, which boosted lending precision. Installment sales finance operations performed solidly in the near absence of outstanding automobile loans.

Personnel and Organizational Reforms

LIFE has instituted a performance-based employee remuneration system that balances the responsibilities undertaken by branch managers and other executives with incentives. On the organizational front, LIFE has eliminated the knowledge gap between executives and employees in the field by ensuring the sharing of information at strategic management meetings. In addition, LIFE has strengthened top executives' organizational controls in keeping with efforts to bolster profitability centered on installment sales finance loans.

Cost-Cutting

LIFE's first step in cutting costs was to relocate branches from buildings with high rents to more reasonably priced premises. It also vacated one floor at its Tokyo headquarters and streamlined work flows. These initiatives have lowered annual running costs about ¥3.5 billion. LIFE next focused on improving its collections structure by adopting AIFUL's expertise and installing new computer systems. This endeavor greatly enhanced collections efficiency and halved the number of employees needed for such operations.

LIFE has also greatly reinforced its cost structure by overhauling its sources of funding. In the first half of fiscal 2001, for example, it obtained ¥274.0 billion in funds through high-cost nonrecourse loans. From October 2001, however, LIFE switched to securitizing loans, thus lowering the interest rate on ¥245.0 billion in funding to less than 1%. LIFE also procured a total of ¥52.5 billion from 10 financial institutions with which it regularly does business. As a result of these efforts, Rating and Investment Information, Inc., assigned a BBB+ rating to LIFE immediately after rehabilitation procedures ended, which has allowed the company to greatly diversify its sources of funding.

LIFE's Challenges

In the card business, LIFE is striving to make its offerings even more attractive for customers, thereby building cardholder numbers and usage rates. Growth strategies include diversifying access channels, offering customer-specific interest rates, diversifying repayment options and handling collections more efficiently.

In the installment sales finance loans business, the main efforts are targeted at greater organizational efficiency to improve operating capacity and the cultivation of new markets. LIFE has launched a special web site to increase its attractiveness to merchants. The site offers an array of information, such as information on popular products, and provides timely merchant support services.

The objective of the LIFE Cash Plaza loan card is to achieve high growth by continuing to strengthen lending and expand the office network.




LIFE CARD

OTHER GROUP COMPANIES

The AIFUL Group includes several other companies that allow it to serve the entire consumer credit market. They include consumer finance subsidiaries Sinwa and Happy Credit. Another is Sanyo Shinpan, which has refocused its business model from credit sales to concentrate on consumer finance. Other key Group members are AsTry Loan Services, which is engaged in debt-servicing, and Businext, which serves middle-risk small business owners and corporations.

Happy Credit and Sinwa both offer unsecured loans and draw on AIFUL's lending expertise and branch network to develop products that take advantage of the synergies with Group operations. They also aim to build new business models and streamline costs to become non-banks with a superior reputation for customer satisfaction in the retail sector. At the end of fiscal 2001, Happy Credit's loans outstanding increased 19.6% compared with the end of the previous fiscal year, to ¥32,428 million, and the number of customer accounts increased 20.6%, to 105,000 accounts. Loans outstanding for Sinwa jumped 25.5%, to ¥21,169 million, with the number of customer accounts gaining 21.3%, to 57,000 accounts. Sanyo Shinpan boosted its loans outstanding 5.1%, to ¥11,387 million, and the number of customer accounts increased 8.3%, to 26,000 accounts.

At the end of the period under review, Businext's outstanding loans stood at ¥8,116 million, with 5,000 customer accounts. In March 2002, Businext acquired ¥3.7 billion in claims from Misawa Homes, helping Businext become profitable that month. Nevertheless, the operating environment was much harsher than initially expected. One critical factor in Businext's operations in fiscal 2001 was that small business owners and corporations cut capital expenditure and refrained from borrowing in response to the government's economic reform efforts.

Another development was that Businext used the advertising approach that has been so successful for AIFUL over the years in its unsecured loans business. Unfortunately, this "pull" marketing approach attracted more high-risk applicants and fewer medium-risk clientele than envisaged.

Based on that experience, from the start of fiscal 2002 Businext has switched to a "push" marketing program centered on visiting sales representatives who were part of AIFUL's claim acquisition from Misawa Homes, to focus on cultivating business from fewer, higher quality borrowing prospects.


Businext

FINANCIAL SECTION

Contents

Management's Discussion and Analysis of Operations and Financial Condition

AIFUL CORPORATION and Consolidated Subsidiaries

Consolidated Performance

Earnings

In fiscal 2001, ended March 31, 2002, total income soared 42.0%, to ¥400,014 million ($3,008 million). Interest on loans accounted for 89.8% of this amount, at ¥359,318 million ($2,702 million). Aggregate interest on credit card shopping loans, per-item shopping loans and loan guarantees was ¥21,171 million ($159 million), representing 5.3% of total income.

The increase in total income was primarily due to the inclusion of the operations of LIFE in the consolidated statements of income from fiscal 2001. Prior to the fiscal year under review, that subsidiary's figures were only reflected in the consolidated balance sheets.

Owing to the consolidation of LIFE's operations, total expenses in fiscal 2001 jumped 78.8%, to ¥338,166 million ($2,543 million).

This increase stemmed partly from extraordinary costs. For example, the Group posted a ¥31,241 million ($235 million) loss on write-down of property, plant and equipment as a result of the sale, at market price, of AIFUL properties (excluding the headquarters building) to MARUTOH, a real estate subsidiary. Another factor was the reclassification of unused real estate as property for sale, which contributed ¥2,147 million ($16 million) to the write-down of inventories.

In addition, AIFUL posted ¥4,235 million ($32 million) in stock issue costs in August 2001.

Depreciation and amortization was ¥19,269 million ($145 million), including ¥12,310 million ($93 million) to amortize goodwill of newly acquired subsidiaries. This amount was significantly higher than in the previous term as the Group wrote down ¥9,131 million ($69 million) in goodwill of LIFE in the consolidated adjustment account to offset deferred tax assets in LIFE's accounts and recognize losses carried forward from that subsidiary after bankruptcy. As a result, goodwill amortization of LIFE in fiscal 2001 was ¥11,869 million ($89 million), comprising ¥2,738 million ($21 million) based on annual straight-line amortization and the goodwill write-down mentioned above. Goodwill amortization of the Group's consumer finance subsidiaries was ¥441 million ($3 million).

As a result of these factors, income before income taxes and minority interests fell 33.2%, to ¥61,848 million ($465 million). Net income dropped 27.3%, to ¥35,064 million ($264 million).

Assets

At the end of the period under review, total assets were up 8.8% from the end of the previous period, at ¥2,029,634 million ($15,260 million). Total current assets rose 11.6%, to ¥1,871,400 million ($14,071 million). Loans jumped 17.6%, to ¥1,482,796 million ($11,149 million), with loans made by AIFUL representing 88.6% of that amount. Installment accounts receivable surged 39.4%, to ¥120,756 million ($908 million).

Loan guarantees fell 24.2%, to ¥140,143 million ($1,054 million), owing to LIFE's withdrawal from the automobile and home loan guarantee businesses. LIFE's installment accounts receivable included ¥153,158 million ($1,152 million) in off-balance sheet securitized loans and ¥89,550 million ($673 million) in off-balance sheet securitized installment accounts receivable.

Within property, plant and equipment, land declined 67.0%, to ¥15,163 million ($114 million). Buildings and structures were down 16.3%, to ¥41,819 million ($314 million), due to the write-down of property mentioned previously.

Within investments and other assets, goodwill, net, dropped 36.9%, to ¥23,240 million ($175 million), mainly as a result of the amortization of goodwill of LIFE. Deferred tax assets jumped 133.2%, to ¥21,264 million ($160 million), reflecting the adoption of tax effect accounting for the loss carryforwards of LIFE.

Liabilities

Total current liabilities increased 5.8%, or ¥39,855 million ($300 million), to ¥729,114 million ($5,482 million). This was mainly the result of a 25.2% jump in the combined amount of short-term borrowings and current portion of long-term debt, to ¥498,763 million ($3,750 million). Obligations under loan guarantees was down 24.2%, to ¥140,143 million ($1,054 million), to offset installment accounts receivable.

Total long-term liabilities increased 0.8%, to ¥875,666 million ($6,584 million). Long-term debt, less the current portion thereof, was up 0.6%, to ¥845,510 million ($6,357 million).

The Group aims to diversify its sources of funding to balance the risks and costs of interest-bearing debt.

During the term, AIFUL issued ¥81,000 million ($609 million) in bonds, ¥39,000 million ($293 million) in securitized real-estate assets and ¥50,000 million ($376 million) in asset-backed commercial paper. The Company also had commitments of ¥100,000 million ($752 million).

In October 2001, LIFE replaced its high-interest nonrecourse loans with securitizations that lowered the interest rate to less than 1%, thus removing ¥245,000 million ($1,842 million) from the accounts. Despite having filed for bankruptcy only a year earlier, LIFE was able to secure ¥52,500 million ($395 million) in funds from a total of 10 financial institutions. It also obtained a BBB+ rating from Rating and Investment Information, which has allowed that subsidiary to further diversify its funding sources.

Shareholders' Equity

AIFUL issued new shares in August 2001 to improve its equity ratio, which had declined as a consequence of its acquisition of LIFE. Thanks to the cooperation of investors, this issue raised ¥87,048 million ($654 million), of which ¥43,528 million ($327 million) was credited to common stock and ¥43,520 million ($327 million) to paid-in capital. As a consequence, total shareholders' equity was ¥421,343 million ($3,168 million). The consolidated equity ratio was 20.8% and the return on assets (ROA) was 1.8%.

Total Balance of Loans Outstanding



(Millions of Yen)
2,000,000
1,600,000
1,200,000
800,000
400,000
0
98
99
00
01
02
Guarantees
Installment Accounts Receivable
Small Business Loans
Secured Loans
Unsecured Loans

Number of Customer Accounts



(Thousands)
4,000
3,200
2,400
1,600
800
0
98
99
00
01
02
Small Business Loans
Secured Loans
Unsecured Loans

Income before Income Taxes and Minority Interests



(Millions of Yen)
(%)
100,000
50
80,000
40
60,000
30
40,000
20
20,000
10
0
0
98
99
00
01
02
Income before Income Taxes and Minority Interests (Left Scale)
Ratio of Income before Income Taxes and Minority Interests to Total Income (Right Scale)

Net Income



(Millions of Yen)
(%)
50,000
20
40,000
16
30,000
12
20,000
8
10,000
4
0
0
98
99
00
01
02
Net Income (Left Scale)
Ratio of Net Income to Total Income (Right Scale)

Net Income per Share



(Yen)
800
600
400
200
0
98
99
00
01
02
Net Income per Share
Adjusted Net Income per Share

Total Expenses



(Millions of Yen)
(%)
400,000
100
320,000
80
240,000
60
160,000
40
80,000
20
0
0
98
99
00
01
02
Total Expenses (Left Scale)
Ratio of Total Expenses to Total Income (Right Scale)

Note: Figures from 1998 to 2000 are on a non-consolidated basis. Figures for 2001 and 2002 are on a consolidated basis.

Management's Discussion and Analysis of Operations and Financial Condition

AIFUL CORPORATION

Non-Consolidated Performance

Earnings

In fiscal 2001, interest on loans climbed 12.7%, to ¥296,034 million ($2,226 million). This was the major factor in the increase in total income of 14.4%, which rose to ¥311,843 million ($2,345 million).

Largely owing to a 10.6% increase in the balance of unsecured loans at year-end, to ¥1,019,293 million ($7,664 million), interest on these loans increased 10.8%, to ¥249,088 million ($1,873 million). At the end of the period under review, secured loans were 23.1% higher than at the end of the previous period, at ¥277,671 million ($2,088 million), with interest on these loans climbing 23.1%, to ¥43,054 million ($324 million).

At the end of the period, small business loans were up 37.1% from a year earlier, at ¥16,726 million ($126 million). Interest from these loans increased 34.7%, to ¥3,891 million ($29 million).

Sales of property for sale totaled ¥2,824 million ($21 million), reflecting disposals in line with AIFUL's decision to withdraw from the real estate business. Interest on loans to LIFE and other subsidiaries skyrocketed 348.5%, to ¥3,633 million ($27 million), owing to the significant amount of loans to subsidiaries that was used to replace high interest rate borrowing.

Total expenses were up 32.8%, to ¥239,189 million ($1,798 million). One of the major factors in this change was a 24.0% jump in charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy, which rose to ¥67,931 million ($511 million). Advertising expenses increased 13.1%, to ¥19,274 million ($145 million), reflecting the mounting of aggressive television commercial campaigns during the period.

Extraordinary expenses included, as explained in the consolidated discussion and analysis, stock issue costs and a net loss on sales of property resulting from the disposal of property at market price and the reclassification of unused real estate as property for sale.

Consequently, income before income taxes fell 21.4%, to ¥72,654 million ($546 million). Total income taxes were down 22.0%, to ¥34,305 million ($258 million), because of the adoption of tax effect accounting. Net income fell 20.9%, to ¥38,349 million ($288 million), while net income per share declined 25.5%, to ¥426.54 ($3.21).

Assets

At the end of fiscal 2001, total assets were up 9.7% compared with the end of the previous fiscal year, at ¥1,740,868 million ($13,089 million). Total current assets increased 12.3%, to ¥1,392,018 million ($10,466 million). This was mainly due to a 13.3% increase in loans, to ¥1,313,690 million ($9,877 million).

The combined amount of land and buildings and structures declined 62.8%, to ¥28,368 million ($213 million), owing to sales at market value to a subsidiary.

Total investments and other assets climbed 16.3%, to ¥325,543 million ($2,448 million). Investments in and advances to subsidiaries and associated companies were up 17.1%, to ¥266,814 million ($2,006 million), principally as a result of the acquisitions of LIFE, Happy Credit and Sinwa.

Liabilities

Total current liabilities climbed 16.7%, to ¥492,370 million ($3,702 million), mainly as a result of a 20.8%, or ¥79,028 million ($594 million), increase in the combined amount of short-term borrowings and current portion of long-term debt. This included repayments of ¥65,000 million ($489 million) in bonds and ¥6,000 million ($45 million) in medium-term notes. Total long-term liabilities declined 3.9%, to ¥828,005 million ($6,226 million).

AIFUL's basic interest-bearing debt policy is to diversify its sources of financing, sourcing 40% directly and the rest indirectly. Long-term borrowings, including the current portion thereof, accounted for 97.7% of funding. To minimize interest rate risk, the Company has fixed interest on 65.4% of its borrowings through fixed interest loans, interest rate caps and swaps.

During the term under review, AIFUL securitized its secured loans and established commitment lines to reduce funding costs and lower vulnerability to unforeseen developments.

Shareholders' Equity

At the end of fiscal 2001, total shareholders' equity was ¥420,493 million ($3,162 million), up 39.0%, or ¥117,892 million ($886 million), from the end of fiscal 2000. The non-consolidated equity ratio increased 5.1 percentage points, to 24.2%. This was because the Company made a global offering of 8.5 million shares in August 2001 to strengthen capitalization in light of the acquisition of LIFE, thereby raising ¥87,048 million ($654 million). ROA declined 1.2 percentage points, to 2.3%, while return on equity (ROE) fell 6.9 percentage points, to 10.6%, compared with the previous term.

Total Assets


(Millions of Yen)
2,000,000
1,600,000
1,200,000
800,000
400,000
0
98
99
00
01
02

Balance of Borrowings


(Millions of Yen)
(%)
1,500,000
100
1,200,000
80
900,000
60
600,000
40
300,000
20
0
98
99
00
01
02
Balance of Borrowings (Left Scale)
Ratio of Long-Term Debt to Total Borrowings (Right Scale)

Total Shareholders' Equity


(Millions of Yen)
(%)
500,000
25
400,000
20
300,000
15
200,000
10
100,000
5
0
98
99
00
01
02
Shareholders' Equity (Left Scale)
Shareholders' Equity Ratio (Right Scale)

ROE/ROA


(%)
(%)
50
5.0
40
4.0
30
3.0
20
2.0
10
1.0
0
98
99
00
01
02
ROE (Left Scale)
ROA (Right Scale)

Net Income per Employee


(Thousands of Yen)
10,000
8,000
6,000
4,000
2,000
0
98
99
00
01
02

Number of Branches/Balance of Loans Outstanding per Branch


(Millions of Yen)
2,000
1,000
1,600
800
1,200
600
800
400
400
200
0
98
99
00
01
02
Number of Branches (Left Scale)
Balance of Loans Outstanding per Branch (Right Scale)

Note: Figures from 1998 to 2000 are on a non-consolidated basis. Figures for 2001 and 2002 are on a consolidated basis.

CONSOLIDATED BALANCE SHEETS

AIFUL CORPORATION and Consolidated Subsidiaries
March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	¥ 139,126	¥ 153,435	$ 1,046,060
Time deposits (Note 9)	1,632	2,056	12,271
Loans (Notes 4 and 9)	1,482,796	1,261,042	11,148,842
Installment accounts receivable (Notes 5 and 9)	120,756	86,642	907,940
Loan guarantees (Note 6)	140,143	184,778	1,053,707
Other receivables	16,113	23,138	121,150
Allowance for doubtful loans and receivables	(92,117)	(82,562)	(692,609)
Inventories (Notes 7 and 9)	1,215	3,036	9,135
Prepaid expenses	4,075	4,799	30,639
Deferred tax assets (Note 12)	9,971	12,865	74,970
Other current assets (Note 9)	47,690	27,840	358,571
Total current assets	1,871,400	1,677,069	14,070,676
PROPERTY, PLANT AND EQUIPMENT (Note 9):			
Land	15,163	45,956	114,008
Buildings and structures	41,819	49,984	314,429
Machinery and equipment	11,375	12,071	85,526
Construction in progress		25	
Subtotal	68,357	108,036	513,963
Accumulated depreciation	(27,249)	(32,156)	(204,880)
Net property, plant and equipment	41,108	75,880	309,083
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Notes 8 and 9)	9,028	8,232	67,880
Investments in and advances to unconsolidated subsidiaries and associated companies (Note 13)	4,836	4,381	36,361
Claims in bankruptcy (Note 4)	14,268	11,859	107,278
Allowance for advances to an unconsolidated subsidiary and claims in bankruptcy	(17,220)	(15,833)	(129,474)
Goodwill, net	23,240	36,835	174,737
Software, net	7,429	7,178	55,857
Long-term loans receivable (less current portion)	8,727	8,809	65,617
Lease deposits	10,898	10,944	81,940
Long-term prepayments	3,983	2,798	29,947
Deferred tax assets (Note 12)	21,264	9,120	159,880
Deferred losses on hedging instruments, mainly interest rate swaps (Note 2 r.)	22,931	20,091	172,414
Other assets (Note 9)	7,742	8,174	58,210
Total investments and other assets	117,126	112,588	880,647
TOTAL	¥2,029,634	¥1,865,537	$15,260,406

See Notes to Consolidated Financial Statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings (Note 9)	¥ 52,492	¥ 47,323	$ 394,677
Current portion of long-term debt (Note 9)	446,271	351,200	3,355,421
Trade notes payable	9,580	13,048	72,030
Trade accounts payable (Note 9)	23,475	27,942	176,503
Obligations under loan guarantees (Note 6)	140,143	184,778	1,053,707
Income taxes payable	16,892	25,861	127,008
Accrued expenses	9,147	7,135	68,774
Other current liabilities (Notes 5 and 6)	31,114	31,972	233,940
Total current liabilities	729,114	689,259	5,482,060
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 9)	845,510	840,742	6,357,218
Liability for retirement benefits (Note 10)	7,026	7,144	52,827
Interest rate swaps (Note 2 r.)	22,305	20,091	167,707
Other long-term liabilities	825	602	6,203
Total long-term liabilities	875,666	868,579	6,583,955
MINORITY INTERESTS	3,511	1,149	26,399
SHAREHOLDERS' EQUITY (Notes 11 and 16):			
Common stock, authorized, 224,000,000 shares; issued, 93,376,000 shares at March 31, 2002, 84,876,000 shares at March 31, 2001	83,317	39,789	626,444
Additional paid-in capital	94,048	50,528	707,128
Retained earnings	246,240	215,978	1,851,428
Net unrealized gain (loss) on available-for-sale securities	(216)	255	(1,625
Treasury stock, at cost	(2,046)	—	(15,383
Total shareholders' equity	421,343	306,550	3,167,992
TOTAL	¥2,029,634	¥1,865,537	$15,260,406

CONSOLIDATED STATEMENTS OF INCOME

AIFUL CORPORATION and Consolidated Subsidiaries
Years Ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
INCOME:			
Interest on loans	¥359,318	¥272,237	$2,701,639
Interest on credit card shopping loans	6,742	—	50,692
Interest on per-item shopping loans	10,353	—	77,842
Interest on loan guarantees	4,076	—	30,647
Interest on deposits, securities and other	582	538	4,376
Sales of property for sale	2,824	40	21,233
Income from restaurant business and other	1,247	1,303	9,376
Recovery of loans previously charged off	5,715	3,510	42,970
Other income	9,157	4,091	68,849
Total income	400,014	281,719	3,007,624
EXPENSES:			
Interest on borrowings	31,697	26,863	238,323
Charge-offs and provision for doubtful loans, receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	92,576	59,194	696,060
Salaries and other employees' benefits	42,234	25,402	317,549
Advertising expenses	26,846	17,653	201,850
Rental expenses	22,961	15,662	172,639
Commissions and fees	19,667	10,791	147,872
Depreciation and amortization	19,269	4,717	144,880
Stock issue costs	4,235	—	31,842
Loss on write-down of property, plant and equipment	31,241	—	234,895
Provision for accrued pension and severance costs (Note 10)	1,353	1,992	10,173
Charge for full amount of transitional obligations for retirement benefits	—	1,025	—
Provision for retirement benefits to directors and corporate auditors	114	72	857
Other expenses	45,973	25,774	345,661
Total expenses	338,166	189,145	2,542,601
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	61,848	92,574	465,023
INCOME TAXES (Note 12):			
Current	36,293	46,204	272,880
Deferred	(8,908)	(1,833)	(66,977)
Total income taxes	27,385	44,371	205,903
MINORITY INTERESTS IN NET LOSS	601	50	4,519
NET INCOME	¥ 35,064	¥ 48,253	$ 263,639

	Yen		U.S. Dollars (Note 3)
AMOUNTS PER COMMON SHARE (Note 2 s.):			
Net income	¥390.00	¥569.32	$2.93
Cash dividends applicable to the year	50.00	50.00	0.38

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL CORPORATION and Consolidated Subsidiaries
Years Ended March 31, 2002 and 2001

	Thousands	Millions of Yen				
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2000	56,103	¥39,752	¥41,913	¥171,238		¥ (1)
Net income				48,253		
Cash dividends paid, ¥50 per share				(3,381)		
Bonuses to directors and corporate auditors				(132)		
Stock split (Note 11)	28,052					
Acquisition of Sinwa Co., Ltd (Note 11).	721	37	8,615			
Net unrealized gain on available-for-sale securities					¥ 255	
Net decrease in treasury stock						1
BALANCE AT MARCH 31, 2001	84,876	39,789	50,528	215,978	255	Nil
Adjustment of retained earnings for newly consolidated subsidiaries				166		
Net income				35,064		
Cash dividends paid, ¥50 per share				(4,881)		
Bonuses to directors and corporate auditors				(87)		
Issuance of common stock (Note 11)	8,500	43,528	43,520			
Net unrealized loss on available-for-sale securities					(471)	
Net increase in treasury stock						(2,046)
BALANCE AT MARCH 31, 2002	93,376	¥83,317	¥94,048	¥246,240	¥(216)	¥(2,046)

	Thousands of U.S. Dollars (Note 3)				
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2001	$299,166	$379,910	$1,623,894	$1,917	Nil
Adjustment of retained earnings for newly consolidated subsidiaries			1,248		
Net income			263,639		
Cash dividends paid, $0.38 per share			(36,699)		
Bonuses to directors and corporate auditors			(654)		
Issuance of common stock (Note 11)	327,278	327,218			
Net unrealized loss on available-for-sale securities				(3,542)	
Net increase in treasury stock					$(15,383)
BALANCE AT MARCH 31, 2002	$626,444	$707,128	$1,851,428	$(1,625)	$(15,383)

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AIFUL CORPORATION and Consolidated Subsidiaries

Years Ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 61,848	¥ 92,574	$ 465,023
Adjustments for:			
Income taxes—paid	(45,268)	(46,008)	(340,361)
Depreciation and amortization	19,269	4,717	144,880
Increase in allowance for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	10,640	6,463	80,000
Provision for accrued pension and severance costs and retirement benefits	(118)	2,070	(887)
Stock issue costs	4,235	—	31,842
Amortization of bonds issue costs	976	939	7,338
Loss on write-down of investment securities	707	1,531	5,316
Loss on write-down of property, plant and equipment	31,241	—	234,895
Loss on sales of property, plant and equipment	121	1,554	910
Loss on disposal of property, plant and equipment	901	382	6,774
Changes in assets and liabilities:			
Increase in loans	(221,754)	(166,813)	(1,667,323)
Increase in installment accounts receivable and loan guarantees	(34,114)	—	(256,496)
Decrease in other receivables	7,024	—	52,812
Decrease (increase) in claims in bankruptcy	(2,409)	4,167	(18,113)
Decrease (increase) in inventories	2,155	(297)	16,203
Decrease in prepaid expenses	528	434	3,970
Increase in long-term prepayments	(1,615)	(530)	(12,143)
Increase in other current assets	(12,829)	(3,538)	(96,459)
Increase (decrease) in other current liabilities	(7,023)	4,702	(52,805)
Other—net	1,730	93	13,007
Total adjustments	(245,603)	(190,134)	(1,846,640)
Net cash used in operating activities	(183,755)	(97,560)	(1,381,617)
INVESTING ACTIVITIES:			
Capital expenditures	(8,274)	(5,868)	(62,210)
Decrease (increase) in loans	(7,029)	5,495	(52,850)
Purchases of investment securities	(3,666)	(19)	(27,564)
Proceeds from sale of investment in a subsidiary	4,200	—	31,579
Acquisitions of businesses (net of cash acquired)	—	(48,547)	—
Increase in loans by acquisition of business	—	(22,095)	—
Decrease (increase) in investment in trust	(1)	2,000	(8)
Other—net	3,565	(443)	26,805
Net cash used in investing activities—(Forward)	(11,205)	(69,477)	(84,248)

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
Net cash used in investing activities—(Forward)	(11,205)	(69,477)	(84,248)
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	5,168	(74,647)	38,857
Proceeds from long-term debt (net of bonds issue costs)	525,491	641,688	3,951,060
Repayments of long-term debt	(426,105)	(326,756)	(3,203,797)
Proceeds from public offering (net of stock issue costs)	82,814	—	622,662
Cash dividends paid	(4,881)	(3,413)	(36,699)
Acquisition of treasury stock	(2,046)	—	(15,383)
Proceeds from minority shareholders	70	1,200	526
Net cash provided by financing activities	180,511	238,072	1,357,226
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	16	—	120
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,433)	71,035	(108,519)
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	124	1,381	932
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	153,435	81,019	1,153,647
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 139,126	¥ 153,435	$ 1,046,060
NONCASH INVESTING ACTIVITIES:			
During the year ended March 31, 2001, the Company acquired LIFE Co., Ltd., Sanyo Shinpan Co., Ltd., Businext Corporation, and Sinwa Co., Ltd. ("Sinwa") as follows:			
Fair value of assets acquired		¥417,519	
Cash paid for capital stock, less acquired cash and cash equivalents		48,547	
Liabilities assumed		360,320	
Value of 721,500 common shares issued for Sinwa		8,652	

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIFUL CORPORATION and Consolidated Subsidiaries
Years Ended March 31, 2002 and 2001

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

Certain reclassifications have been made to the prior year's consolidated financial statements to conform to the classifications used for the year ended March 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Consolidation** – The consolidated financial statements as of March 31, 2002 include the accounts of AIFUL CORPORATION (the "Company") and its seven (five in 2001, including LIFE Co., Ltd. and Sanyo Shinpan Co., Ltd. for which only the balance sheets were consolidated at March 31, 2001) significant subsidiaries (together, the "Group"). The accounts of AsTry Loan Services Corporation and Marutoh KK are newly consolidated for the year ended March 31, 2002. Consolidation of the remaining subsidiaries would not have a material effect on the accompanying consolidated financial statements. Investments in four (five in 2001) unconsolidated subsidiaries and one (two in 2001) associated company are accounted for on the cost basis. The effect on the consolidated financial statements of not applying the equity method is immaterial. Goodwill on acquisition of subsidiaries is amortized using the straight line method over ten years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

As for two subsidiaries, LIFE Co., Ltd. ("LIFE") and Sanyo Shinpan Co., Ltd. ("Sanyo Shinpan"), which are consumer-credit companies, only the balance sheets were consolidated for the year ended March 31, 2001, since the constructive date of acquisition was March 31, 2001. On March 28, 2001, the Company acquired all the shares of LIFE. On March 31, 2001, Sanyo Shinpan was a wholly-owned subsidiary of LIFE. On June 4, 2001, the Company acquired all the shares of Sanyo Shinpan from LIFE, and Sanyo Shinpan became a directly owned subsidiary of the Company.

On November 19, 2001, the Company and Aozora Bank, Ltd. established AsTry Loan Services Corporation, a new joint corporation, which engages in management and collection services for various specified loans.

Marutoh KK, which engages in real estate lease management, has become financially influenced by the Company.

b. **Cash Equivalents** – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificates of deposit which mature or become due within three months of the date of acquisition.

c. **Inventories** – Inventories include property for sale, property for sale under construction and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property, plant and equipment. Property for sale under construction is stated at cost, cost being determined by the specific identification method. Supplies are stated at the most recent purchase price, which approximates cost determined by the first-in, first-out method.

d. **Investment Securities** – Held-to-maturity debt securities are reported at amortized cost and available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. **Property, Plant and Equipment** – Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is from 3 to 50 years for buildings and structures and from 2 to 20 years for machinery and equipment.

f. **Software** – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. **Liability for Retirement Benefits** – The Company and certain of its consolidated subsidiaries have contributory and non-contributory funded pension plans covering substantially all employees.

   The Group accounted for the net liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

   Liability for retirement benefits to directors and corporate auditors are provided at the amount which would be required if they retired at each balance sheet date.

h. **Allowances for Doubtful Accounts** – The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. **Leases** – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

j. **Income Taxes** – The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. **Appropriations of Retained Earnings** – Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

l. **Foreign Currency Transactions** – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income.

m. **Interest on Loans** – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Group records accrued interest to the extent that the realization of such income is considered to be certain.

n. **Installment Revenue** – Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

   No installment revenue is recorded in the consolidated statement of income for the year ended March 31, 2001 since the constructive date of acquisition of the two consumer credit subsidiaries was March 31, 2001.

o. **Interest on Borrowings** – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

p. **Stock Issue Costs** – Stock issue costs are charged to income as incurred.

q. **Bonds Issue Costs** – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

r. **Derivatives and Hedging Activities** - The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps and caps are utilized by the Group to reduce interest rate risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements is recognized and included in interest expense or income.

s. **Per Share Information** - The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each period retroactively adjusted for stock splits. The weighted average number of common shares used in the computation for the years ended March 31, 2002 and 2001 was as follows:

	Average Number of Shares
2002	89,908,062
2001	84,775,313

Diluted net income per share is not presented because no dilutive securities were outstanding for the years ended March 31, 2002 and 2001.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year without giving retroactive adjustment for any subsequent stock split.

3. TRANSLATION INTO U.S. DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥133=$1, the approximate rate of exchange at March 29, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. LOANS

Loans at March 31, 2002 and 2001 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Unsecured	¥1,332,218	¥1,167,837	$10,016,677
Secured	278,893	227,601	2,096,940
Small business loans	24,843	12,198	186,789
Subotal	1,635,954	1,407,636	12,300,406
Off-balance sheet securitized loans	(153,158)	(146,594)	(1,151,564)
Net	¥1,482,796	¥1,261,042	$11,148,842

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Loans in legal bankruptcy	¥16,457	¥13,071	$123,737
Nonaccrual loans	28,723	25,644	215,962
Accruing loans contractually past due three months or more as to principal or interest payments	11,945	7,196	89,812
Restructured loans	37,729	34,002	283,677
Total	¥94,854	¥79,913	$713,188

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowance for claims in bankruptcy is stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued and those other than loans in legal bankruptcy and loans granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery where such deferred payments are regularly received. Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which were not recognized on the consolidated balance sheets, amounted to ¥153,158 million ($1,151,564 thousand) and ¥146,594 million at March 31, 2002 and 2001, respectively.

At March 31, 2002, the Group had a balance related to revolving loan contracts of ¥1,326,652 million ($9,974,827 thousand) whereby a commitment was set up for each loan customer and the Group was obligated to advance funds up to a predetermined amount upon request. At March 31, 2002, the balance of unadvanced commitments was ¥3,680,028 million ($27,669,383 thousand). The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2002		2001		2002	
	Receivables	Unearned Income	Receivables	Unearned Income	Receivables	Unearned Income
Credit card shopping loans	¥ 61,687	¥1,044	¥ 63,490	¥ 164	$ 463,812	$ 7,850
Per-item shopping loans	148,592	6,283	142,798	1,968	1,117,233	47,241
Other	27	—	35	—	203	—
Subotal	210,306	7,327	206,323	2,132	1,581,248	55,091
Off-balance sheet securitized installment accounts receivable	(89,550)	—	(119,681)	—	(673,308)	—
Net	¥120,756	¥7,327	¥ 86,642	¥2,132	$ 907,940	$55,091

In addition, the Group has unearned income of ¥258 million ($1,940 thousand) and ¥201 million at March 31, 2002 and 2001, respectively, related to loans other than those shown in the above table.

The securitized installment accounts receivable, which were not recognized in the balance sheets, amounted to ¥89,550 million ($673,308 thousand) and ¥119,681 million at March 31, 2002 and 2001, respectively.

6. LOAN GUARANTEES AND OBLIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥1,294 million ($9,279 thousand) and ¥2,949 million at March 31, 2002 and 2001, respectively.

7. INVENTORIES

Inventories at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Property for sale	¥1,025	¥1,175	$7,707
Property for sale under construction	—	1,622	—
Supplies	190	239	1,428
Total	¥1,215	¥3,036	$9,135

8. INVESTMENT SECURITIES

Investment securities as of March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Current:			
Government and corporate bonds	¥ 269	¥ —	$ 2,023
Non-current:			
Marketable equity securities	¥9,018	¥7,942	$67,805
Government and corporate bonds	10	290	75
Total	¥9,028	¥8,232	$67,880

Information on the marketable securities classified as available-for-sale at March 31, 2002 and 2001 is as follows:

	Millions of Yen			
	2002			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Equity securities	¥6,679	¥267	¥842	¥6,104
Debt securities	270	—	—	270
	¥6,949	¥267	¥842	¥6,374

	Millions of Yen			
	2001			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Equity securities	¥5,773	¥830	¥591	¥6,012
Debt securities	280	1	—	281
	¥6,053	¥831	¥591	¥6,293

	Thousands of U.S. Dollars			
	2002			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Equity securities	$50,218	$2,008	$6,331	$45,895
Debt securities	2,030	—	—	2,030
	$52,248	$2,008	$6,331	$47,925

Available-for-sale securities and held-to-maturity securities whose fair values are not readily determinable as of March 31, 2002 and 2001 were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Available-for-sale equity securities	¥2,913	¥1,930	$21,902
Held-to-maturity securities	9	9	68
Total	¥2,922	¥1,939	$21,970

Proceeds from sales of available-for-sale securities for the years ended March 31, 2002 and 2001 were ¥1,517 million ($11,406 thousand) and ¥11 million, respectively. Gross realized gains on these sales, computed on the moving average cost method, were ¥140 million ($1,053 thousand) for the year ended March 31, 2002, and gross realized losses were ¥2 million ($15 thousand) and ¥5 million for the years ended March 31, 2002 and 2001, respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2002 are as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Available-for-sale	Held-to-maturity	Available-for-sale	Held-to-maturity
Due within one year	¥260	¥9	$1,955	$68
Due after one year through five years	10	—	75	—

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Commercial paper, 0.7880% (0.828% to 0.912% at March 31, 2001)	¥15,000	¥15,000	$112,782
Loans from banks, 0.8363% to 2.600% (1.12% to 3.0% at March 31, 2001)	15,211	24,800	114,368
Loans from other financial institutions, 1.475% (1.6% to 2.45% at March 31, 2001)	2,000	2,500	15,038
Other (principally from leasing and factoring companies), 2.5% to 3.3% (2.4% to 2.9% at March 31, 2001)	20,281	5,023	152,489
Total	¥52,492	¥47,323	$394,677

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Loans from banks, 1.0846% to 4.200%, due serially to 2007 (1.001% to 4.2%, due serially to 2006 at March 31, 2001)	¥ 463,160	¥ 400,165	$ 3,482,406
Loans from other financial institutions, 1.750% to 4.200%, due serially to 2007 (1.6% to 2.45%, due serially to 2006 at March 31, 2001)	219,885	245,434	1,653,271
Syndicated loans, 2.5%, due 2004 (2.1%, due 2004 at March 31, 2001)	46,667	70,000	350,880
Unsecured 2.6% yen straight bonds, due 2001	—	6,000	—
Unsecured 2.425% yen straight bonds, due 2002 (2.35% to 2.425% at March 31, 2001)	10,000	40,000	75,188
Unsecured 1.5% to 3.2% yen straight bonds, due 2003	75,000	75,000	563,910
Unsecured 2.0% to 2.53% yen straight bonds, due 2004	135,000	135,000	1,015,037
Unsecured 1.75% to 1.86% yen straight bonds, due 2005 (1.86% at March 31, 2001)	30,000	10,000	225,564
Unsecured 1.7% to 3.27% yen straight bonds, due 2006 (3.27% at March 31, 2001)	60,000	15,000	451,128
Unsecured 2.51% yen straight bonds, due 2007	20,000	20,000	150,376
Unsecured 2.48% yen straight bonds, due 2008	15,000	—	112,782
Unsecured 3.28% yen straight bonds, due 2009	8,000	8,000	60,150
Unsecured 2.93% to 3.0% yen straight bonds, due 2010	20,000	20,000	150,376
Unsecured 3.65% Euro-yen straight bonds, due 2003	9,500	9,500	71,429
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.825% at March 31, 2002, 2.136% at March 31, 2001)	15,000	15,000	112,782
Unsecured 1.73% medium-term notes, due 2002	3,000	3,000	22,556
Unsecured variable rate medium-term notes, due 2002 (1.75% at March 31, 2002 and 2001)	3,000	3,000	22,556
Unsecured 2.21% medium-term notes, due 2007	1,000	—	7,519
Unsecured 3.0% medium-term notes, due 2008	3,000	3,000	22,556
Unsecured 3.5% medium-term notes, due 2015	15,000	15,000	112,782
Other (principally from leasing and factoring companies), 2.0% to 4.8%, due serially to 2008 (0.98% to 5.4%, due serially to 2006 at March 31, 2001)	139,569	98,843	1,049,391
Subtotal	1,291,781	1,191,942	9,712,639
Less current portion	(446,271)	(351,200)	(3,355,421)
Long-term debt, less current portion	¥ 845,510	¥ 840,742	$ 6,357,218

The Company has an interest rate swap agreement that effectively converts variable rate interest payable on ¥3,000 million ($22,556 thousand) of medium-term notes, due 2002, to a fixed rate of 1.75%.

The aggregate annual maturities of long-term debt at March 31, 2002 were as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 446,271	$3,355,421
2004	336,830	2,532,556
2005	232,490	1,748,045
2006	67,657	508,699
2007	75,333	566,414
2008 and thereafter	133,200	1,001,504
Total	¥1,291,781	$9,712,639

At March 31, 2002, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Time deposits	¥ 351	$ 2,639
Loans	559,827	4,209,226
Installment accounts receivable	50,918	382,842
Property for sale	153	1,150
Investment securities	413	3,105
Property, plant and equipment, net of accumulated depreciation	2,744	20,632
Other assets	2	15
Total	¥614,408	$4,619,609
Related liabilities:		
Short-term borrowings	¥ 20,210	$ 151,955
Long-term debt (including current portion of long-term debt)	497,083	3,737,466
Trade accounts payable	274	2,060
Total	¥517,567	$3,891,481

In addition, if requested by lending financial institutions the Group has committed to pledge collateral for loans other than those shown in the above table. At March 31, 2002, related liabilities for which lending financial institutions can request the Group to pledge collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 5,211	$ 39,180
Long-term debt (including current portion of long-term debt)	140,257	1,054,564
Total	¥145,468	$1,093,744

At March 31, 2002, other current assets amounting to ¥6,764 million ($50,857 thousand) were pledged as collateral for the interest rate swap contracts.

10. RETIREMENT AND PENSION PLANS

The Company and certain of its consolidated subsidiaries have contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment are, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination is involuntary, employees are usually entitled to larger payments than in the case of voluntary termination.

The liability for retirement benefits includes retirement benefits to directors and corporate auditors of ¥1,068 million ($8,030 thousand) and ¥954 million at March 31, 2002 and 2001, respectively.

The liability for employees' retirement benefits at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Projected benefit obligation	¥ 19,542	¥ 18,361	$146,932
Fair value of plan assets	(12,350)	(11,424)	(92,857)
Unrecognized prior service cost	1,394	—	10,481
Unrecognized actuarial loss	(2,628)	(747)	(19,759)
Net liability	¥ 5,958	¥ 6,190	$ 44,797

The components of net periodic benefit costs for the years ended March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Service cost	¥1,373	¥ 814	$10,323
Interest cost	528	125	3,970
Expected return on plan assets	(291)	(92)	(2,188)
Amortization of prior service cost	(573)	—	(4,308)
Recognized actuarial loss	316	1,145	2,376
Net periodic benefit costs	¥1,353	¥1,992	$10,173

Assumptions used for the years ended March 31, 2002 and 2001 were set forth as follows:

	2002	2001
Discount rate	2.5% to 3.0%	3.0%
Expected rate of return on plan assets	1.5% to 2.5%	3.0% to 3.5%
Amortization period of prior service cost	Full amount charged to income as incurred	—
Recognition period of actuarial gain/loss:		
Company	Full amount charged to income as incurred	Full amount charged to income as incurred
One consolidated subsidiary	10 years	10 years
Amortization period of transitional obligation	—	Full amount charged to income as incurred

11. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The excess of total additional paid-in capital and legal reserve over 25% of the stated capital can be available for dividends by resolution of the shareholders. The Company's legal reserve amount, which is included in retained earnings, totals ¥1,566 million ($11,774 thousand) and ¥1,301 million as of March 31, 2002 and 2001, respectively. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥1,000 for the Company. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Under the Code, the amount available for dividends is based on retained earning as recorded on the Company's books, subject to the approval of the shareholders and legal reserve requirements.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 22, 2000, the Company made a three-for-two stock split to shareholders of record on March 31, 2000. As a result, the number of shares issued increased by 28,051,500 shares.

On June 1, 2000, the Company acquired all 650,000 shares of the common stock of Sinwa Co., Ltd. in exchange for 721,500 shares of the Company's common stock, according to an agreement dated April 27, 2000. On the exchange of common stock, ¥37 million and ¥4,398 million were credited to common stock and additional paid-in capital, respectively, based on the book value of the acquired net assets. In addition, effective June 1, 2000, the above shares were revalued at market in accordance with the purchase method of accounting which resulted in an increase to additional paid-in capital of ¥4,217 million.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the following stock option plan for the Company's directors and key employees.

The plan provides for granting options to directors and key employees to purchase up to 223 thousand shares of the Company's common stock. The options were granted to purchase common stock at the higher of 103% of the average fair market price for the month previous to the grant, or the fair market price at the time of grant. The stock options are exercisable from July 1, 2003 to June 30, 2006. The Company plans to issue acquired treasury stock upon exercise of the stock options. The treasury stock will be purchased from the open market for a total consideration not to exceed ¥4,100 million ($30,827 thousand). No options have been granted at March 31, 2002.

On August 25, 2001, the Company issued 8,500 thousand shares of its common stock at ¥10,241 ($77) per share, for gross proceeds of approximately ¥87,048 million ($654,496 thousand). On the issuance of common stock, ¥43,528 million ($327,278 thousand) and ¥43,520 million ($327,218 thousand) were credited to common stock and additional paid-in capital, respectively.

12. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.9% for the years ended March 31, 2002 and 2001.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2002 and 2001 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Current deferred tax assets:			
Tax loss carryforwards	—	¥ 229	—
Provision for doubtful loans	¥ 6,629	8,565	$49,842
Enterprise tax payable	940	1,846	7,068
Accrued bonuses	1,145	937	8,609
Charge-offs for doubtful loans	1,058	516	7,955
Other	452	826	3,398
Total	10,224	12,919	76,872
Less valuation allowance	(253)	(53)	(1,902)
Net	9,971	12,866	74,970
Current deferred tax liabilities:			
Other	—	1	—
Net deferred tax assets	¥ 9,971	¥12,865	$74,970

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Non-current deferred tax assets:			
Tax loss carryforwards	¥32,657	¥30,215	$245,541
Provision for doubtful loans	1,995	—	15,000
Provision for employees' retirement benefits	2,462	2,499	18,511
Depreciation and amortization	2,489	2,287	18,714
Other	1,579	2,084	11,873
Subtotal	41,182	37,085	309,639
Less valuation allowance	(19,918)	(27,781)	(149,759)
Net	21,264	9,304	159,880
Non-current deferred tax liabilities:			
Unrealized gain on available-for-sale securities	—	184	—
Net deferred tax assets	¥21,264	¥ 9,120	$159,880

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rate for the years ended March 31, 2002 and 2001 and the actual effective tax rates reflected in the accompanying consolidated statements of income is as follows:

	2002	2001
Normal effective statutory tax rates	41.9%	41.9%
Additional taxation on undistributed income	5.8	4.5
Inhabitant's taxes	0.5	0.9
Expenses not deductible for income taxes purposes	8.3	0.2
Decrease of valuation allowance	(12.6)	—
Other, net	0.2	0.4
Actual effective tax rates	44.2%	47.9%

13. RELATED PARTY TRANSACTIONS

The balance due from an unconsolidated subsidiary at March 31, 2002 and 2001 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Advances to an unconsolidated subsidiary	¥4,305	¥4,003	$32,368

An allowance has been provided for the entire amount of the advances to this unconsolidated subsidiary.

In consideration of the unconsolidated subsidiary's financial condition, the Company does not charge interest on such advances.

14. LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expense including lease payments under finance leases for the years ended March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments under Finance Leases	Total Rental Expenses	Lease Payments under Finance Leases
Year Ended March 31:				
2002	¥22,961	¥7,014	$172,639	$52,737
2001	15,662	6,322		

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Machinery and Equipment		Machinery and Equipment
	2002	2001	2002
Acquisition cost	¥33,146	¥30,213	$249,218
Accumulated depreciation	21,921	21,481	164,820
Net leased property	¥11,225	¥ 8,732	$ 84,398

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Due within one year	¥ 6,086	¥ 5,251	$ 45,759
Due after one year	8,181	6,505	61,512
Total	¥14,267	¥11,756	$107,271

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, computed under a declining-balance method and the interest method, respectively for the years ended March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Depreciation expense	¥6,704	¥5,533	$50,406
Interest expense	488	414	3,669

The minimum rental commitments under noncancellable operating leases at March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Due within one year	¥15	¥ 51	$113
Due after one year	17	93	128
Total	¥32	¥144	$241

15. DERIVATIVES

The Group enters into interest rate swap and interest rate cap contracts as a means of managing its interest rate exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures incorporated within its business. Accordingly, market risk in these derivatives is theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading and speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization and credit limit amount.

The fair value of the Group's derivative financial instruments at March 31, 2001, other than those to which hedge accounting is applied, is as follows:

	Millions of Yen		
	2001		
	Notional Amount	Fair Value	Unrealized Loss
Interest rate caps:			
Purchased interest rate caps	¥1,500	¥2	¥24

The Group had no derivative instruments outstanding at March 31, 2002.

Estimated fair values were obtained from banks.

A portion of interest rate caps which either qualify for hedge accounting or meet specific matching criteria is excluded from the disclosure of market value information.

The notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risk.

16. SUBSEQUENT EVENTS

a. On May 27, 2002, the Board of Directors of the Company resolved to propose the following plan of appropriation of retained earnings for the year ended March 31, 2002 for approval at the Shareholders' General Meeting held on June 26, 2002:

	Millions of Yen	Thousands of U.S. Dollars
Cash dividends, ¥25 ($0.19) per share	¥2,329	$17,511
Bonuses to directors and corporate auditors	103	774

b. At the Shareholders' General Meeting held on June 26, 2002, the Company's shareholders approved the purchase of treasury stock for retirement and the related reduction of retained earnings. The Company is authorized to repurchase up to 9 million shares of the Company's common stock (aggregate amount of ¥90,000 million ($676,692 thousand)) in the period from the closing of this Shareholders' General Meeting to that of the next Shareholders' General Meeting.

c. On May 27, 2002, the Board of Directors resolved that the number of common shares the Company is authorized to issue was increased from 224 million shares to 373.5 million shares. This resolution was approved at the Shareholders' General Meeting held on June 26, 2002.

17. SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

INDEPENDENT AUDITORS' REPORT

Deloitte Touche Tohmatsu


Shimbashi & Co.

To the Board of Directors and Shareholders of
AIFUL CORPORATION:

We have examined the consolidated balance sheets of AIFUL CORPORATION and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of AIFUL CORPORATION and consolidated subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 26, 2002

NON-CONSOLIDATED STATEMENTS OF INCOME

AIFUL CORPORATION

Years Ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
INCOME:			
Interest on loans	¥296,034	¥262,581	$2,225,820
Interest on deposits, securities and other	3,912	1,237	29,413
Sales of property for sale	2,824	40	21,233
Income from restaurant business and other	1,247	1,303	9,376
Recovery of loans previously charged off	3,779	3,325	28,414
Other income	4,047	4,067	30,428
Total income	311,843	272,553	2,344,684
EXPENSES:			
Interest on borrowings	30,829	26,767	231,797
Cost of sales of property for sale	2,678	57	20,135
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	67,931	54,772	510,759
Salaries and other employees' benefits	23,114	24,065	173,790
Advertising expenses	19,274	17,043	144,917
Rental expenses	15,004	15,001	112,812
Commissions and fees	9,723	10,463	73,105
Supplies	1,295	1,166	9,737
Loss on write-down of investment securities	549	1,531	4,128
Loss on write-down of inventories	2,195	103	16,504
Depreciation and amortization	4,515	4,205	33,947
Provision for accrued pension and severance costs	369	1,982	2,774
Charge for full amount of transitional obligations for retirement benefits	—	992	—
Provision for retirement benefits to directors and corporate auditors	111	67	835
Stock issue costs	4,235	—	31,842
Loss on sales of property, net	31,185	1,552	234,474
Other expenses	26,182	20,312	196,857
Total expenses	239,189	180,078	1,798,413
INCOME BEFORE INCOME TAXES	72,654	92,475	546,271
INCOME TAXES (Note 8):			
Current	35,001	45,011	263,166
Deferred	(696)	(1,048)	(5,233)
Total income taxes	34,305	43,963	257,933
NET INCOME	¥ 38,349	¥ 48,512	$ 288,338

	Yen		U.S. Dollars (Note 3)
AMOUNTS PER COMMON SHARE (Note 2 s.):			
Net income	¥426.54	¥572.38	$3.21
Cash dividends applicable to the year	50.00	50.00	0.38

See Notes to Non-Consolidated Financial Statements.

NON-CONSOLIDATED BALANCE SHEETS

AIFUL CORPORATION

March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	¥ 93,255	¥ 95,391	$ 701,165
Time deposits	138	378	1,038
Loans (Notes 4 and 7)	1,313,690	1,159,734	9,877,369
Allowance for doubtful loans	(58,689)	(45,115)	(441,271)
Net loans	1,255,001	1,114,619	9,436,098
Inventories (Notes 5 and 7)	680	2,454	5,113
Prepaid expenses	3,495	4,172	26,278
Deferred tax assets (Note 8)	7,589	9,240	57,060
Advances to associated company	—	200	—
Other current assets (Note 7)	31,860	12,763	239,549
Total current assets	1,392,018	1,239,217	10,466,301
PROPERTY, PLANT AND EQUIPMENT:			
Land	5,284	41,212	39,729
Buildings and structures	23,084	35,146	173,564
Machinery, vehicles and equipment	10,007	10,576	75,241
Construction in progress	—	25	—
Subtotal	38,375	86,959	288,534
Accumulated depreciation	(15,068)	(19,569)	(113,293)
Net property, plant and equipment	23,307	67,390	175,241
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Notes 6 and 7)	6,539	4,888	49,165
Investments in and advances to subsidiaries and associated companies	266,814	227,805	2,006,120
Claims in bankruptcy (Note 4)	14,267	11,845	107,271
Allowance for advances to subsidiary and claims in bankruptcy	(17,220)	(15,829)	(129,474)
Software, net	2,354	2,365	17,699
Long-term loans (less current portion)	8,671	8,706	65,195
Lease deposits	8,652	8,549	65,053
Long-term prepayments	1,566	2,172	11,774
Deferred tax assets (Note 8)	4,348	1,645	32,692
Deferred losses on hedging instruments, mainly interest rate swaps (Note 2 r.)	22,931	20,091	172,414
Other assets	6,621	7,566	49,782
Total investments and other assets	325,543	279,803	2,447,691
TOTAL	¥1,740,868	¥1,586,410	$13,089,233

See Notes to Non-Consolidated Financial Statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings (Note 7)	¥ 29,000	¥ 32,500	$ 218,045
Current portion of long-term debt (Note 7)	430,785	348,257	3,238,984
Trade notes payable	3,572	3,774	26,857
Trade accounts payable	5,408	5,449	40,662
Income taxes payable	15,912	25,530	119,639
Accrued expenses	6,449	5,040	48,489
Other current liabilities	1,244	1,345	9,354
Total current liabilities	492,370	421,895	3,702,030
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 7)	803,194	838,417	6,039,053
Liability for retirement benefits (Note 2 g.)	2,395	3,061	18,007
Interest rate swaps (Note 2 r.)	22,305	20,091	167,707
Other long-term liabilities	111	345	834
Total long-term liabilities	828,005	861,914	6,225,601
CONTINGENT LIABILITIES (Note 11)			
SHAREHOLDERS' EQUITY (Notes 9 and 12):			
Common stock, authorized, 224,000,000 shares; issued, 93,376,000 shares at March 31, 2002 and 84,876,000 shares at March 31, 2001	83,317	39,789	626,444
Additional paid-in capital	89,831	46,311	675,421
Legal reserve	1,566	1,301	11,774
Retained earnings	248,086	214,969	1,865,308
Net unrealized gain (loss) on available-for-sale securities	(261)	231	(1,962
Treasury stock, at cost—220,585 shares in 2002	(2,046)	—	(15,383
Total shareholders' equity	420,493	302,601	3,161,602
TOTAL	¥1,740,868	¥1,586,410	$13,089,233

NON-CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL CORPORATION

Years Ended March 31, 2002 and 2001

	Thousands	Millions of Yen					
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2000	56,103	¥39,752	¥41,913	¥ 952	¥170,286		Nil
Net income					48,512		
Cash dividends paid, ¥50 per share					(3,381)		
Transfer to legal reserve				349	(349)		
Bonuses to directors and corporate auditors					(99)		
Stock split (Note 9)	28,052						
Acquisition of Sinwa Co., Ltd. (Note 9)	721	37	4,398				
Net unrealized gain on available-for-sale securities						¥ 231	
BALANCE AT MARCH 31, 2001	84,876	39,789	46,311	1,301	214,969	231	Nil
Net income					38,349		
Cash dividends paid, ¥50 per share					(4,880)		
Transfer to legal reserve				265	(265)		
Bonuses to directors and corporate auditors					(87)		
Net increase in treasury stock (220,585 shares) (Note 9)							¥(2,046)
Public offering (Note 9)	8,500	43,528	43,520				
Net unrealized loss on available-for-sale securities						(492)	
BALANCE AT MARCH 31, 2002	93,376	¥83,317	¥89,831	¥1,566	¥248,086	¥(261)	¥(2,046)

	Thousands of U.S. Dollars (Note 3)					
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2001	$299,166	$348,203	$ 9,782	$1,616,308	$1,737	Nil
Net income				288,338		
Cash dividends paid, $0.38 per share				(36,692)		
Transfer to legal reserve			1,992	(1,992)		
Bonuses to directors and corporate auditors				(654)		
Net increase in treasury stock (220,585 shares) (Note 9)						$(15,383)
Public offering (Note 9)	327,278	327,218				
Net unrealized loss on available-for-sale securities					(3,699)	
BALANCE AT MARCH 31, 2002	$626,444	$675,421	$11,774	$1,865,308	$(1,962)	$(15,383)

See Notes to Non-Consolidated Financial Statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

AIFUL CORPORATION
Years Ended March 31, 2002 and 2001

1. BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of AIFUL CORPORATION (the "Company") have been prepared from the Company's non-consolidated financial statements issued for domestic reporting purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law. The Company maintains its accounts and records in accordance with the provisions set forth in the Commercial Code of Japan (the "Code") and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The non-consolidated financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with accounting procedures generally accepted in Japan.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

Certain reclassifications have been made to the prior year's non-consolidated financial statements to conform to the classifications used for the year ended March 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Non-Consolidation** – The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost.

b. **Cash Equivalents** – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificates of deposit which mature or become due within three months of the date of acquisition.

c. **Inventories** – Inventories include property for sale, property for sale under construction and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property, plant and equipment. Property for sale under construction is stated at cost, cost being determined by the specific identification method. Supplies are stated at the most recent purchase price which approximates cost determined by the first-in, first-out method.

d. **Investment Securities** – Held-to-maturity debt securities are reported at amortized cost and available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. **Property, Plant and Equipment** – Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is from 7 to 50 years (3 to 50 years in 2001) for buildings and structures and from 2 to 20 years for machinery, vehicles and equipment.

f. **Software** – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. **Liability for Retirement Benefits** - The Company has contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment are, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination is involuntary, employees are usually entitled to larger payments than in the case of voluntary termination.

The Company accounted for the net liability for retirement benefits based on projected benefit obligation and plan assets at the balance sheet date.

Liability for retirement benefits to directors and corporate auditors are provided at the amount which would be required if they retired at each balance sheet date.

The balances of retirement benefits include those to directors and corporate auditors in the amount of ¥1,056 million ($7,940 thousand) and ¥945 million for the years ended March 31, 2002 and 2001, respectively.

h. **Allowances for Doubtful Loans** – The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. **Leases** – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

j. **Income Taxes** – The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. **Related Party Transactions** – Related party transactions other than those with subsidiaries and associated companies are not presented herein, as they are disclosed in the consolidated financial statements of the Company.

l. **Appropriations of Retained Earnings** – Appropriations of retained earnings are reflected in the non-consolidated financial statements for the following year upon shareholders' approval.

m. **Foreign Currency Transactions** – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of income.

n. **Interest on Loans** – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest to the extent that the realization of such income is considered to be certain.

o. **Interest on Borrowings** – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

p. **Stock Issue Costs** – Stock issue costs are charged to income as incurred.

q. **Bonds Issue Costs** – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

r. **Derivatives and Hedging Activities** – The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps and caps are utilized by the Company to reduce interest rate risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the non-consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements is recognized and included in interest expense or income.

s. **Per Share Information** – The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year, retroactively adjusted for stock splits. The weighted average number of common shares used in the computation for the years ended March 31, 2002 and 2001 was as follows:

	Average Number of Shares
2002	89,908,062
2001	84,755,420

Diluted net income per share is not presented because no dilutive securities were outstanding for the years ended March 31, 2002 and 2001.

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year without giving retroactive adjustment for any subsequent stock split.

3. TRANSLATION INTO U.S. DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥133=$1, the approximate rate of exchange at March 29, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. LOANS

Loans at March 31, 2002 and 2001 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Unsecured	¥1,019,293	¥ 921,891	$7,663,857
Secured	277,671	225,645	2,087,752
Small business loans	16,726	12,198	125,760
Total	¥1,313,690	¥1,159,734	$9,877,369

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Loans in legal bankruptcy	¥16,457	¥13,058	$123,737
Nonaccrual loans	23,334	20,137	175,444
Accruing loans contractually past due three months or more as to principal or interest payments	8,931	6,874	67,150
Restructured loans	29,305	23,814	220,338
Total	¥78,027	¥63,883	$586,669

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued and those other than loans in legal bankruptcy and loans granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery where such deferred payments are regularly received. Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2002, the Company had a balance related to revolving loan contracts of ¥1,023,875 million ($7,698,308 thousand) whereby a commitment was set up for each loan customer, and the Company was obligated to advance funds up to a predetermined amount upon request. At March 31, 2002, the balance of unadvanced commitments was ¥444,662 million ($3,343,323 thousand). The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. INVENTORIES

Inventories at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Property for sale	¥668	¥ 819	$5,023
Property for sale under construction	—	1,622	—
Supplies	12	13	90
Total	¥680	¥2,454	$5,113

6. INVESTMENT SECURITIES

Disclosure of cost and fair value of marketable securities at March 31, 2002 and 2001 is not presented herein, as such information is not required in non-consolidated financial statements.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Commercial paper, 0.7880% (0.828% to 0.912% at March 31, 2001)	¥15,000	¥15,000	$112,782
Loans from banks, 0.8363% to 1.1100% (1.12% to 2.375% at March 31, 2001)	12,000	15,000	90,225
Loans from other financial institutions, 1.475% (1.6% to 2.45% at March 31, 2001)	2,000	2,500	15,038
Total	¥29,000	¥32,500	$218,045

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Loans from banks, 1.0846% to 4.200%, due serially to 2007 (1.001% to 4.2%, due serially to 2006 at March 31, 2001)	¥ 420,031	¥ 398,990	$ 3,158,128
Loans from other financial institutions, 1.750% to 4.200%, due serially to 2007 (1.9% to 4.7%, due serially to 2006 at March 31, 2001	219,047	245,434	1,646,970
Syndicated loans, 2.5%, due 2004 (1.7% to 2.6%, due 2004 at March 31, 2001)	46,666	70,000	350,872
Unsecured 2.6% yen straight bonds, due 2001	—	6,000	—
Unsecured 2.425% yen straight bonds, due 2002 (2.35% to 2.425%, due 2002 at March 31, 2001)	10,000	40,000	75,188
Unsecured 1.5% to 3.2% yen straight bonds, due 2003	75,000	75,000	563,910
Unsecured 2.0% to 2.53% yen straight bonds, due 2004	135,000	135,000	1,015,037
Unsecured 1.75% to 1.86% yen straight bonds, due 2005 (1.86%, due 2005 at March 31, 2001)	30,000	10,000	225,564
Unsecured 1.7% to 3.27% yen straight bonds, due 2006 (3.27% at March 31, 2001)	60,000	15,000	451,128
Unsecured 2.51% yen straight bonds, due 2007	20,000	20,000	150,376
Unsecured 2.48% yen straight bonds, due 2008	15,000	—	112,782
Unsecured 3.28% yen straight bonds, due 2009	8,000	8,000	60,150
Unsecured 2.93% to 3.0% yen straight bonds, due 2010	20,000	20,000	150,376
Unsecured 3.65% Euro-yen straight bonds, due 2003	9,500	9,500	71,429
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.825% at March 31, 2002 and 2.136% at March 31, 2001)	15,000	15,000	112,782
Unsecured 1.73% medium-term notes, due 2002	3,000	3,000	22,556
Unsecured variable rate Euro-yen medium-term notes, due 2002 (1.75% at March 31, 2002 and 2001)	3,000	3,000	22,556
Unsecured 2.21% medium-term notes, due 2007	1,000	—	7,519
Unsecured 3.0% medium-term notes, due 2008	3,000	3,000	22,556
Unsecured 3.5% medium-term notes, due 2015	15,000	15,000	112,782
Other (principally from leasing and factoring companies), 2.0% to 4.3%, due serially to 2008 (0.98% to 4.5%, due serially to 2006 at March 31, 2001)	125,735	94,750	945,376
Subtotal	1,233,979	1,186,674	9,278,037
Less current portion	(430,785)	(348,257)	(3,238,984)
Long-term debt, less current portion	¥ 803,194	¥ 838,417	$ 6,039,053

The Company has an interest rate swap agreement that effectively converts variable rate interest payable on ¥3,000 million ($22,556 thousand) of medium-term notes, due 2002, to a fixed rate of 1.75%.

The aggregate annual maturities of long-term debt at March 31, 2002 were as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 430,785	$3,238,984
2004	321,700	2,418,797
2005	205,304	1,543,639
2006	67,657	508,699
2007	75,333	566,414
2008 and thereafter	133,200	1,001,504
Total	¥1,233,979	$9,278,037

At March 31, 2002, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥559,240	$4,204,813
Investment securities	153	1,150
Property for sale	153	1,150
Total	¥559,546	$4,207,113
Related liabilities:		
Long-term debt (including current portion of long-term debt)	¥467,766	$3,517,038

In addition, if requested by lending financial institutions, the Company has committed to pledge collateral for loans other than those shown in the above table.

At March 31, 2002, related liabilities for which lending financial institutions can request the Company to pledge collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 2,000	$ 15,038
Long-term debt (including current portion of long-term debt)	125,186	941,248
Total	¥127,186	$956,286

At March 31, 2002, other current assets, which were pledged as collateral for interest rate swap contracts, amounted to ¥6,764 million ($50,857 thousand).

8. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.9% for the years ended March 31, 2002 and 2001.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2002 and 2001 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Current deferred tax assets:			
Charge-offs for doubtful loans	¥ 862	¥ 516	$ 6,481
Provision for doubtful loans	4,896	6,164	36,812
Unrecorded accrued interest on loans	—	122	—
Accrued bonuses	716	501	5,383
Enterprise tax payable	888	1,839	6,677
Other	227	98	1,707
Current deferred tax assets	¥7,589	¥9,240	$57,060
Non-current deferred tax assets:			
Depreciation and amortization	¥ 816	¥ 402	¥ 6,135
Provision for doubtful loans	1,995	—	15,000
Provision for employees' retirement benefits	544	851	4,090
Provision for retirement benefits to directors and corporate auditors	443	396	3,331
Unrealized loss on available-for-sale securities	188	—	1,414
Other	362	163	2,722
Total	4,348	1,812	32,692
Non-current deferred tax liabilities:			
Unrealized gain on available-for-sale securities	—	167	—
Net deferred tax assets	¥4,348	¥1,645	$32,692

A reconciliation between the normal effective statutory tax rate for the years ended March 31, 2002 and 2001 and the actual effective tax rates reflected in the accompanying non-consolidated statements of income is as follows:

	2002	2001
Normal effective statutory tax rates	41.9%	41.9%
Increase in tax rate resulting from:		
Additional taxation on undistributed income	4.7	4.4
Other, net	0.6	1.2
Actual effective tax rates	47.2%	47.5%

9. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The excess of total additional paid-in capital and legal reserve over 25% of the stated capital can be available for dividends by resolution of the shareholders. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥1,000. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Under the Code, the amount available for dividends is based on retained earning as recorded on the Company's books, subject to the approval of the shareholders and legal reserve requirements.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 22, 2000, the Company made a three-for-two stock split to shareholders of record on March 31, 2000. As a result, the number of shares issued increased by 28,051,500 shares.

On June 1, 2000, the Company acquired all 650,000 shares of the common stock of Sinwa Co., Ltd. in exchange for 721,500 shares of the Company's common stock, according to an agreement dated April 27, 2000. On the exchange of common stock, ¥37 million and ¥4,398 million were credited to common stock and additional paid-in capital, respectively, based on the book value of the acquired net assets. In addition, effective June 1, 2000, the above shares were revalued at market in accordance with the purchase method of accounting which resulted in an increase to additional paid-in capital of ¥4,217 million.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the following stock option plan for the Company's directors and key employees.

The plan provides for granting options to directors and key employees to purchase up to 223 thousand shares of the Company's common stock. The options were granted to purchase common stock at the higher of 103% of the average fair market price for the month previous to the grant, or the fair market price at the time of grant. The stock options are exercisable from July 1, 2003 to June 30, 2006. The Company plans to issue acquired treasury stock upon exercise of the stock options. The treasury stock will be purchased from the open market for a total consideration not to exceed ¥4,100 million ($30,827 thousand). No options have been granted at March 31, 2002.

On August 25, 2001, the Company issued 8,500 thousand shares of its common stock at ¥10,241 ($77) per share, for gross proceeds of approximately ¥87,048 million ($654,496 thousand). On the issuance of common stock, ¥43,528 million ($327,278 thousand) and ¥43,520 million ($327,218 thousand) were credited to common stock and additional paid-in capital, respectively.

10. LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments under Finance Leases	Total Rental Expenses	Lease Payments under Finance Leases
Year Ended March 31:				
2002	¥15,004	¥5,738	$112,812	$43,143
2001	15,001	6,117		

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Machinery, Vehicles and Equipment		Machinery, Vehicles and Equipment
	2002	2001	2002
Acquisition cost	¥26,570	¥25,727	$199,774
Accumulated depreciation	18,586	18,933	139,744
Net leased property	¥ 7,984	¥ 6,794	$ 60,030

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Due within one year	¥ 4,811	¥4,390	$36,173
Due after one year	5,792	5,139	43,549
Total	¥10,603	¥9,529	$79,722

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of income, computed under a declining-balance method and the interest method, respectively, for the years ended March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Depreciation expense	¥5,474	¥5,360	$41,158
Interest expense	339	388	2,549

11. CONTINGENT LIABILITIES

At March 31, 2002, contingent liabilities were ¥12,246 million ($92,075 thousand) of guarantees and similar items of bank loans.

12. SUBSEQUENT EVENTS

a. On May 27, 2002, the Board of Directors resolved to propose the following plan of appropriations of retained earnings for the year ended March 31, 2002 for approval at the Shareholders' General Meeting held on June 26, 2002:

	Millions of Yen	Thousands of U.S. Dollars
Cash dividends, ¥25 ($0.19) per share	¥2,329	$17,511
Bonuses to directors and corporate auditors	103	774

b. At the Shareholders' General Meeting held on June 26, 2002, the Company's shareholders approved the purchase of treasury stock for retirement and the related reduction of retained earnings. The Company is authorized to repurchase up to 9 million shares of the Company's common stock (aggregate amount of ¥90,000 million ($676,692 thousand)) in the period from the closing of this Shareholders' General Meeting to that of the next Shareholders' General Meeting.

c. On May 27, 2002, the Board of Directors resolved that the number of common shares the Company is authorized to issue was increased from 224 million shares to 373.5 million shares. This resolution was approved at the Shareholders' General Meeting held on June 26, 2002.

INDEPENDENT AUDITORS' REPORT

Deloitte
Touche
Tohmatsu


Shimbashi & Co.

To the Board of Directors and Shareholders of
AIFUL CORPORATION:

We have examined the non-consolidated balance sheets of AIFUL CORPORATION as of March 31, 2002 and 2001, and the related non-consolidated statements of income and shareholders' equity for the years then ended, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the non-consolidated financial statements referred to above present fairly the financial position of AIFUL CORPORATION as of March 31, 2002 and 2001, and the results of its operations for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 26, 2002

NON-CONSOLIDATED SIX-YEAR SUMMARY

AIFUL CORPORATION

	Millions of Yen		
	2002	2001	2000
Results for the Fiscal Year:			
Total income	¥ 311,843	¥ 272,553	¥ 239,200
Total expenses	239,189	180,078	154,490
Income before income taxes	72,654	92,475	84,710
Income taxes	35,001	45,011	42,399
Deferred income taxes	696	1,048	1,793
Net income	38,349	48,512	44,104
At Year-End:			
Balance of loans outstanding	¥ 1,313,690	¥ 1,159,734	¥ 1,001,080
Total assets	1,740,868	1,586,410	1,182,468
Short-term borrowings	29,000	32,500	28,700
Long-term debt, including current portion thereof	1,233,979	1,186,674	863,469
Total shareholders' equity	420,493	302,601	252,903
Per Share Data (Yen):			
Net income	¥ 426	¥ 572	¥ 786
Adjusted for stock splits	—	—	524
Shareholders' equity	4,514	3,565	4,508
Adjusted for stock splits	—	—	3,005
Cash dividends	50	50	60
Adjusted for stock splits	—	—	40
Other Data:			
Number of shares outstanding at year-end	93,376,000	84,876,000	56,103,000
Number of customer accounts at year-end	2,244,293	2,121,446	1,975,068
Number of branches at year-end	1,601	1,529	1,311
Number of employees at year-end	3,576	3,477	3,263

Millions of Yen		
1999	1998	1997
¥ 205,536	¥ 180,181	¥ 150,176
140,777	117,080	94,276
64,759	63,101	55,900
36,311	38,097	33,095
—	—	—
28,448	25,004	22,805
¥ 837,982	¥ 702,446	¥ 591,630
996,524	876,727	724,314
58,900	98,000	39,548
704,275	600,505	557,963
203,749	146,255	93,055
¥ 611	¥ 602	¥ 1,548
339	334	344
4,358	3,421	5,957
2,421	1,901	1,324
60	60	10
33	33	2
46,752,500	42,752,500	15,621,000
1,822,261	1,706,030	1,530,094
1,009	807	654
3,141	2,731	2,521

Notes:

1. Net income per share has been computed based on the weighted average number of shares outstanding during each period, and shareholders' equity per share is based on the number of shares outstanding at the end of each period.
2. Stock split (10 for 1) on August 1, 1996.
3. Warrant exercised on September 27, 1996 (1,818,000 shares, ¥2,750).
4. Stock split (2.5 for 1) on May 20, 1997.
5. On June 18, 1997, by resolution of the Shareholders' General Meeting, the number of common shares issued was increased from 55 million to 150 million.
6. Capital increased through issuance of shares by public offering on July 30, 1997 (3,700,000 shares, ¥56,832).
7. On April 16, 1998, the Company issued 4,000,000 shares of common stock in the amount of ¥33,084 million, in offshore transactions under regulations of the U.S. Securities Act of 1993 ("the Securities Act"), and in the United States in accordance with Rule 144A of the Securities Act. Of the total, ¥16,544 million and ¥16,540 million were credited to common stock and additional paid-in capital, respectively.
8. Stock split (1.2 for 1) on May 20, 1999.
9. Stock split (1.5 for 1) on May 22, 2000.
10. Capital increased through issuance of shares by public offering on August 25, 2001 (8,500,000 shares, ¥10,241).

BOARD OF DIRECTORS

AIFUL CORPORATION
As of June 26, 2002

President/Representative Director	Yoshitaka Fukuda	
Senior Managing Director/ Representative Director	Taichi Kawakita	Restaurant & Entertainment Department
Senior Managing Directors	Katsuhide Horiba	General Manager - Finance Division Guarantee Business Department
	Sadatoshi Kobayashi	Information Systems Department Administration Office
Managing Director	Yuji Kataoka	General Manager - Personnel Division
Directors	Yasutaka Fukuda	Deputy General Manager - Finance Division General Manager - Finance Department
	Yoshimasa Nishimura	Inspection Department
	Koji Imada	Administration Department Credit Risk Management Operations Department
	Shintaro Hashima	General Affairs Department Legal Department
	Takashi Koumoto	General Manager - Accounting Department
	Yoshinori Sogabe	Public Relations Department
	Masami Munetake	General Manager - Management Planning Division
	Yasuo Yanagibashi	General Manager - Loan Business Division
	Masayuki Sato	
	Hiroshi Abe	General Manager - Business Management Department Corporate Governance Department Office of the President Business Development Division
	Kazumitsu Oishi	
	Takashi Noda	
Standing Corporate Auditors	Masanobu Hidaka	
	Tadao Mushiake	
	Yoshitaka Ebisuzaki	
Corporate Auditor	Yoshinobu Azuma	

INVESTOR INFORMATION

AIFUL CORPORATION
As of March 31, 2002

Corporate Name .... AIFUL CORPORATION
Date of Establishment .... April 1967
Financial Year .... April 1 to March 31
Independent Auditors .... Deloitte Touche Tohmatsu/Shimbashi & Co.
Transfer Agent and Registrar .... The Sumitomo Trust & Banking Co., Ltd.
Paid-in Capital .... ¥83,317 million
Number of Shares of Common Stock .... Authorized: 224,000,000 shares
Issued and Outstanding: 93,376,000 shares
Number of Shareholders 7,857
Number of Employees 3,576

For further information and additional copies of this annual report, please contact:
Financial Headquarters
Investor Relations Section
Tokyo Office
Tokyo-Ekimae Bldg., 5th Floor, 1-5, Yaesu 2-chome, Chuo-ku, Tokyo 104-0028, Japan
http://www.ir-aiful.com
e-mail: ir@aiful.co.jp
Corporate Headquarters
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Phone: 075-201-2000

Common Stock Price Range

Fiscal year	2000 (1st)	2000 (2nd)	2000 (3rd)	2000 (4th)	2001 (1st)	2001 (2nd)	2001 (3rd)	2001 (4th)	2002 (1st)
High (¥)	12,450	12,450	10,460	10,370	11,400	12,150	11,140	8,710	9,290
Low (¥)	8,840	8,840	8,430	8,040	8,850	9,550	8,380	6,680	7,130

*Stock split (1.5 for 1) on May 22, 2000.

AIFUL CORPORATION

http://www.ir-aiful.com

EXHIBIT 6

 (Brief Description)

June 27, 2002

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 25th Fiscal Year
from April 1, 2001
to March 31, 2002

This Annual Securities Report concerning the fiscal year ended March 31, 2002 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on June 27, 2002 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2002.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report of the Company (see Exhibit 5) and/or the Consolidated and Non-Consolidated Financial Summary 2002 of the Company (see Exhibit 1).

EXHIBIT 7

(Brief Description)

Supplements to
the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplements to Shelf Registration Statement dated April 2, May 30 and September 12, 2002 relating to the Unsecured Straight Bonds-Twentyeighth Series, -Twentyninth Series and -Thirtieth Series, respectively (with special covenant of rating*pari passu* solely with the other series of bonds) (the " 2002 Supplements")

The 2002 Supplements are required to be filed with the authority under the Securities and Exchange Law when the Company proposes to issue or distribute through public offerings in Japan of the securities designated in the Shelf Registration Statement dated February 6, 2001 (the "2001 Shelf Registration Statement"), including the Unsecured Straight Bonds-Twentyeighth Series, -Twentyninth Series and -Thirtieth Series, respectively (with special covenant of rating*pari passu* solely with the other series of bonds), worth ¥20,000 million, ¥10,000 million and ¥13,000 million, respectively, of the aggregate principal amount thereof in such offerings.

The 2001 Shelf Registration Statement so supplemented by the 2002 Supplements contains or incorporates by reference the information concerning the terms and conditions of the public offerings of the Unsecured Straight Bonds-Twentyeighth Series, -Twentyninth Series and -Thirtieth Series, respectively, and the information pertaining to the Company's business.

The information contained in the 2002 Supplements which is material to an investment decision is substantially contained in the Annual Report (Exhibit 5) and the news releases dated April 2, May 30 and September 12, 2002 (Exhibits 10, 15 and 19, respectively).

EXHIBIT 8

(Brief Description)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase dated April 2, July 11, August 12 and September 10, 2002 (together, the "Reports") in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees

The reports on treasury stock purchase are required under the Securities and Exchange Law to be, and were, submitted to the authority in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees.

The information contained in the Reports which is material to an investment decision is substantially contained in the news release dated May 27, 2002 (see Exhibit 13).

EXHIBIT 9

(Brief Description)

Amendments to
the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendments dated June 11 and June 27, 2002 (together, the "2002 Amendments") to the Shelf Registration Statement dated February 6, 2001 (the "2001 Shelf Registration Statement") with respect to inclusion in the list of documents incorporated therein by reference to the 2001 Shelf Registration Statement

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

The 2002 Amendments are filed as referred to above in order (i) to correct certain information contained in the Supplemental Document to the Shelf Registration Statement dated May 30, 2002 and (ii) to incorporate therein by reference to the Annual Securities Report for the 25th fiscal year filed on June 27, 2002 by amending the list of documents, contained in the 2001 Shelf Registration Statement, which are incorporated therein by reference.

EXHIBIT 10

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 28th, Unsecured Straight Bond Issues

TOKYO, April 2, 2002 - AIFUL Corporation announced its 28th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 28th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	20 billion yen
Interest rate:	2.00% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	April 3, 2002 to April 19, 2002
Payment date:	April 23, 2002
Maturity date:	October 21, 2005 (3 year 6 month bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Nikko Salomon Smith Barney & Co.
Trustees:	Sumitomo Trust & Banking Co. Ltd. (lead) Aozora Banking, Ltd. Mizuho Asset Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 11

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Securities Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560 (Public Relations)
03-3274-4561 (Investor Relations)
Fax:03-3274-4581

Establishment of Compliance Committee

TOKYO, April 22, 2002 - AIFUL Corporation (President: Mr. Yoshitaka Fukuda) announces that it has established the Compliance Committee in April 2002 as an organization under the direct control of the board of directors.

1. Spirit of the establishment of the Compliance Committee

Under the management philosophy of the "attainment of public support," we have conducted various activities for the compliance with laws and regulations so far, such as guidance for the compliance with various laws given by the Training Department and Legal Department and compilation and distribution of the booklet "AIFUL Group Ethics Guidelines" by the Personnel Division.

In order to enhance much further the compliance with laws (including the Regulations for Loan Business in Japan, the Law Concerning the Regulation of Receiving of Capital Subscription, Deposits and Interest on Deposits, the Civil Code and the Commercial Code), the internal regulations and social norms, to foster a culture in which the compliance is focused on and to communicate awareness of the compliance throughout the organization, we established the Compliance Committee.

2. Purport of the establishment of the Compliance Committee

(1) Fostering of the culture in which the compliance is focused on and communication of awareness of the compliance throughout the organization;
(2) Establishment of "corporate ethics";
(3) Formulation of a total program concerning the compliance in order to prevent, and prevent a recurrence of, misconduct, etc.;
(4) Control and management of the collection, circulation and exchange of risk information mainly from a legal point of view; and
(5) Formulation of countermeasures and remedial measures for the case that occurred, and submission of a remedial recommendation to the relevant department.

3. Composition of the Compliance Committee

(1) Chairman

Mr. Taichi Kawakita, Senior Managing Director and Representative Director, acts as the chairman of the Compliance Committee.

(2) External member

Since it is preferable to appoint a person from outside as a member in order to ensure the fairness and objectivity of the Committee, we appoint our legal counsel as an external member.

(3) Internal members

We appoint the directors in charge of and the General Manager of the Legal Department, Inspection Department and Personnel Division as members of the Committee.

Furthermore, the Committee consults from time to time with most closely related divisions, i.e., the Board of Auditors, Public Relations Department, Investor Relations Department, Management Planning Division, Loan Business Division, Administration Department and Operation Department.

EXHIBIT 12

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Securities Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560 (Public Relations)
03-3274-4561 (Investor Relations)
Fax:03-3274-4581

Relocation of Headquarters of Group Companies

TOKYO, April 30, 2002 – AIFUL Corporation (President: Mr. Yoshitaka Fukuda) announces the relocation of the headquarters of each of its group companies, "Happy Credit Corporation (Headquarter: Osaka, Osaka)," "Shinwa. Co-Ltd. (Headquarter: Nagoya, Aichi)" and "Sanyo Shinpan Co., Ltd. (Headquarter: Fukuyama, Hiroshima)," to our headquarters building as of May 1, 2002.

1. Purpose of the relocation of the headquarters

   (1) To increase the synergy effect of the entire group by speeding-up group decision-making, etc.; and

   (2) To consolidate the management of the group companies by our Business Management Division (Headquarter) and to establish a quick response structure.

2. Address of the relocated companies

   381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan

3. Key numbers of the relocated companies

Name of Company	Key Number
Happy Credit Corporation	075-353-5035
Shinwa, Co., Ltd.	075-354-8030
Sanyo Shinpan Co., Ltd.	075-342-2822

EXHIBIT 13

AIFUL Corporation
Press Release

May 27, 2002

AIFUL Corporation Seeks Authorization for Treasury Stock Purchase

KYOTO — AIFUL Corporation has announced that a meeting of its Board of Directors held May 27, 2002 resolved to seek authorization at the 25th Annual Meeting of Shareholders scheduled for June 26, 2002 for the purchase of treasury stock in accordance with Article 210 of the Commercial Code.

1. Reason for seeking authorization at the Annual Meeting of Shareholders for treasury stock purchase

In light of revisions to the Commercial Code that disallowed the purchase and retirement of treasury stock on the basis of a board of directors resolution according to the articles of incorporation, in order to ensure a framework for purchasing treasury stock, AIFUL will seek advance authorization to purchase treasury stock based on a shareholders' resolution at this year's Annual Meeting of Shareholders.

2. Details of authorization

(1) Type of shares to purchase:
AIFUL common stock

(2) Number of shares to purchase:
9,000,000 shares

(3) Total purchase price:
¥90 billion

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojyo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 14

AIFUL Corporation
Press Release

May 27, 2002

AIFUL Forms Partnership with Daiwa Bank for Business Loan Guarantee

KYOTO — AIFUL Corporation has formed a partnership with the Resona Group member, The Daiwa Bank, Limited, and will begin providing guarantee services for the bank's business loans on May 30, 2002.

In the partnership, AIFUL will employ its expertise in the area of credit screening for business loans to screen and guarantee applicants for business loans from Daiwa Bank (product name: Super Dunk). Moreover, should other banks in the Resona Group begin offering this product, AIFUL plans to provide similar screening and guarantee services to these banks as well.

AIFUL is pursuing guarantee partnerships with financial institutions with diversified earnings sources as part of its business strategy to offer total financial services in the retail finance segment. While AIFUL has already formed guarantee partnerships with a total of 11 financial institutions, this is the first partnership with a major city bank.

AIFUL will continue to actively pursue partnerships with financial institutions.

Product Overview (Product Name: Super Dunk)

<table>
<tr><td>Loan format</td><td colspan="2">Account overdraft (card loan)</td><td>Deed loan</td></tr>
<tr><td>Loan target</td><td colspan="3">Individual business owners and corporations</td></tr>
<tr><td>Loan amount</td><td colspan="2">¥500,000-¥2,000,000 (¥100,000 increments)</td><td>¥500,0000-¥5,000,000 (¥100,000 increments)</td></tr>
<tr><td>Loan period</td><td colspan="2">1 year renewable</td><td>1 year</td></tr>
<tr><td>Interest rate</td><td colspan="3">Annual 14.0% (includes fixed interest rate and guarantee fees)</td></tr>
<tr><td rowspan="5">Repayment method</td><td colspan="2">Regular payments (according to balance)</td><td rowspan="5">Level payments of principal and interest</td></tr>
<tr><td>Overdrawn balance</td><td>Monthly payment</td></tr>
<tr><td>¥500,000 or below</td><td>¥10,000</td></tr>
<tr><td>¥500,001-1,000,000</td><td>¥20,000</td></tr>
<tr><td>¥1,000,001-2,000,000</td><td>¥30,000</td></tr>
<tr><td>Collateral and third-party guarantor</td><td colspan="3">Not required. However, a guarantee from the representative is required.</td></tr>
</table>

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojyo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

Daiwa Bank, Limited
Head Office: 2-2-1 Bingo-machi, Chuo-ku, Osaka-shi, Osaka
President: Yasuhisa Katsuta

EXHIBIT 15

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 29th, Unsecured Straight Bond Issues

TOKYO, May 30, 2002 - AIFUL Corporation announced its 29th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 29th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.85% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	May 30, 2002
Payment date:	June 12, 2002
Maturity date:	June 12, 2007 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Daiwa Securities SMBC Co. Ltd.
Trustees:	Aozora Banking, Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 16

AIFUL Corporation
Press Release

June 28, 2002

AIFUL Corporation Announces Acquisition of MasterCard License

KYOTO — AIFUL Corporation received formal approval as a principal member with a MasterCard license at a MasterCard International Asia-Pacific Region Board of Directors' Meeting on June 27, 2002. AIFUL, aiming to be a total financial services company in the retail finance segment, has already entered the credit card business by acquiring LIFE Co., Ltd. Its acquisition of a MasterCard license makes it possible for AIFUL to issue credit cards itself, while utilizing the system and infrastructure of LIFE.

1. The Objective in Acquiring the License
AIFUL is seeking to further increase convenience for customers and improve the value of its brand through the issue of MasterCard cards, and it aims to expand its customer and business base as a total financial services company in the retail finance segment. In addition, the company will utilize LIFE's system and infrastructure for credit card issue, enjoying the synergies realized by the AIFUL Group.

2. Development of Business following Acquisition of the License

- The acquisition of the license will make it possible to issue MasterCard brand credit cards with unique AIFUL services added.
- AIFUL's choice in corporate alliances will be expanded because it will be possible to collaborate with a variety of companies in issuing joint MasterCard brand cards.
- In addition to contributing to increased customer satisfaction levels, it will be possible to develop new customer groups because the high brand image and advanced services of MasterCard will allow AIFUL to respond to the credit card needs of its cashing customers.

3. Future Schedule
The issue of cards is scheduled to commence in August 2002.

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojyo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 17

AIFUL Corporation
Press Release

July 8, 2002

AIFUL Corporation Acquires City's Co., Ltd.

KYOTO — AIFUL Corporation announced today the conclusion of the final agreement for its acquisition of business finance company, City's Co., Ltd., on July 8, 2002. The company will become an AIFUL Group subsidiary.

1. Objectives of Acquisition

With the aim of expanding its business finance segment, AIFUL has reached an agreement with City's to acquire and convert that company into a subsidiary. City's is an outstanding company with solid management that has built up a sound revenue base. The schedule and method for the acquisition is to be discussed with City's.

AIFUL seeks to become a total financial services company in the retail finance segment and has been aggressively diversifying its product portfolio and its channels for customer acquisition, targeting the entire consumer credit market. The company's approach is not limited to traditional consumer finance markets. The company has also been actively marketing business loan products at Businext, a joint venture with Sumitomo Trust & Banking Co., Ltd. AIFUL expects that this latest acquisition will enhance the profitability of the AIFUL Group's business loan segment and further strengthen its sales and operating base.

2. Details of the Acquisition

- Loans outstanding covered by acquisition

Approximately 30 billion yen (As of September 30, 2001)

- Branches covered by acquisition

Kyushu region: 7 branches; Chugoku and Shikoku region: 8 branches; Kansai region: 8 branches; Tokai region: 3 branches, Kanto region: 11 branches (Total: 37 branches)

Note: The owner of City's will repurchase the company's main office building in Kumamoto as well as its real estate operation after this acquisition has been completed.

- Employees

AIFUL plans to continue the employment of approximately 400 employees from headquarters and sales branches.

3. Profile of City's Co., Ltd. (As of September 30, 2001)

Name	City's Co., Ltd.
Type of business	Business finance company
Establishment	October 1959
Headquarters	5-62 Joto-machi, Kumamoto city, Kumamoto
Representative	Shinichi Tanizaki, President
Capital	¥700 million
Fiscal year	Ending September 30
Number of branches	38
Number of employees	447
Loans outstanding	¥32,513 million

Business results in recent fiscal years (Unit: Million yen)

	Year ending Sept. 1999	Year ending Sept. 2000	Year ending Sept. 2001
Operating revenue	10,055	9,626	8,938
Operating income	3,765	3,355	3,067
Ordinary income	3,829	3,404	3,137
Net income	1,900	1,705	1,703

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

City's Co., Ltd.
Headquarters: Kumamoto city, Kumamoto
President: Shinichi Tanizaki

EXHIBIT 18

AIFUL Corporation
Press Release

August 27, 2002

AIFUL Corporation Announces Conversion of City Green Co., Ltd., into Subsidiary Through Share Exchange Related to Acquisition of City's Co., Ltd.

KYOTO — AIFUL Corporation announced today that, following a decision by its board of directors' on August 27, 2002, it would acquire City Green Co., Ltd., the holding company of the business finance company, City's Co., Ltd., concluding a share exchange agreement to make City Green a full subsidiary. The share exchange will take effect on October 1, 2002. The details are given below.

AIFUL plans to acquire all the shares in City's held by other shareholders before the completion of the share exchange, such that City's will become a subsidiary after the share exchange is carried out and continue with its business activities as a member of the AIFUL Group.

1. Objectives of Conversion into a Subsidiary through the Share Exchange

AIFUL seeks to become a total financial services company in the retail finance segment and has been diversifying its product portfolio and its channels for customer acquisition, targeting the entire consumer credit market. The company's approach is not limited to traditional consumer finance markets. In the business loan segment, it has been actively marketing business loan products at Businext, a joint venture with Sumitomo Trust & Banking Co., Ltd.

AIFUL is converting City Green into a full subsidiary through the share exchange in order to make City's, which is an outstanding business finance company with solid management that has achieved a sound revenue base, into a subsidiary. As a result, the AIFUL Group will be able to:

- Strengthen its revenue structure, as the Group's loans outstanding will more than double; and,
- Further expand its marketing base in the business loan segment through the acquisition of the expertise and human assets of City's.

After joining the AIFUL Group, City's will be able to:

- Expand its business and operations and improve earning potential based on the creditworthiness and expertise of AIFUL.

2. Terms and Conditions of the Share Exchange

(1) Schedule for the Share Exchange
August 27, 2002: Board of directors approves share exchange agreement
August 27, 2002: Conclusion of share exchange agreement

August 27, 2002: Genera Meeting of Shareholders (City Green Extraordinary Meeting of Shareholders) approves share exchange agreement
October 1, 2002: Date of share exchange

Note: AIFUL will conduct a simple share exchange based on the provision of Article 358 of the Commercial Code, so the approval of the General Meeting of Shareholders specified in Paragraph 1 of Article 353 of the Commercial Code shall not be required.

(2) Share Exchange ratio

	AIFUL	City Green
Share exchange ratio	1	657

Note:

1. Share allotment ratio
   AIFUL will allocate and deliver 657 shares for 1 City Green shares.
2. Basis of calculation for share exchange ratio
   AIFUL and City Green selected Nomura Securities Co., Ltd., as a third party institution and requested it to calculate the share exchange ratio. The share exchange ratio above was determined with reference to the results of Nomura's calculations and discussion between the companies involved.
3. Results, method and basis of calculation by third party institution
   Nomura Securities conducted a share price appraisal for each company. It used the average market share price method (six month average to August 21, 2002) for AIFUL and a combination of the income return method and the net asset value method for City Green. It calculated the share exchange ratio on the basis of the outcome of this appraisal.
4. Number of new shares to be issued due to the share exchange
   Ordinary shares: 1,314,000

(3) Share Exchange Dividend
A share exchange dividend shall not be paid.

3. Profile of Companies Involved in the Share Exchange

Name	AIFUL Corporation (Parent company)	City Green (Full subsidiary)
Type of business	Consumer finance company	Holding company of City's Co., Ltd.
Establishment	February 1978	May 2002
Headquarters	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto	5-26 Joto-machi, Kumamoto City
Representative	Yoshitaka Fukuda, President	Shinichi Tanizaki, President
Capital	¥83,317 million (As of August 26, 2002)	¥100 million (As of August 26, 2002)
Number of shares issued	93,376,000	2000
Shareholder's equity	¥420,493 million (As of March 31, 2002)	¥581 million (As of March 31, 2002)
Gross assets	¥1,740,868 million (As of March 31, 2002)	¥581 million (As of March 31, 2002)
Fiscal year	Ending March 31	Ending September 30
Number of employees	3576 (As of March 31, 2002)	0 (As of March 31, 2002) Note: The company has no employees as it is a holding company for City's Co., Ltd.
Principal customers	General consumers	Businesses and general consumers
Major shareholders (Holding ratio)	1. Yoshitaka Fukuda 29.64% 2. Yamakatsu Co. 9.53% 3. Marutaka Co. 8.76% 4. Erio Lease Co. 4.07% 5. State Street Bank & Trust Company 2.92%	Shinichi Tanizaki Masae Tanizaki Fumiko Tanizaki
Main banks	Sumitomo Trust & Banking Co., Ltd., Aozora Bank, Ltd., Mizuho Asset Trust & Banking Co., Ltd., Mitsubishi Trust & Banking Corp., Chuo Mitsui Trust & Banking Co., Ltd.	Kumamoto Family Bank, Ltd.
Relationship between companies involved (Personnel, capital, transactions, etc.)	None	None

4. Status Following Share Exchange

(1) Company name: AIFUL Corporation
(2) Type of business: Consumer finance business
(3) Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
(4) Representative: Yoshitaka Fukuda, President
(5) Capital: ¥83,317 million
(6) Effect on business results
City's, which will become a new subsidiary as a result of the City Green share exchange, has so far built up a sound revenue base and recorded steady profits on the basis of sound management. In the future, the effects of the acquisition are forecast to be:

- Low-cost fund procurement, taking advantage of the creditworthiness of AIFUL itself;
- Increased efficiency of operations due to business leadership from AIFUL; and
- Increased earning potential due to growth in loans outstanding with the introduction of marketing and business expertise from AIFUL.

As a result, AIFUL's consolidated business results for the year ending March 31, 2003 are forecast to see an increase in both operating income and profit.

<Reference> Current outline of City's, which will become a new AIFUL subsidiary

(1) Company profile

Name	City's Co., Ltd.
Type of business	Business finance company
Establishment	October, 1959
Headquarters	5-26 Joto-machi, Kumamoto City
Representative	Shinichi Tanizaki, President
Capital	¥700 million (As of August 26, 2002)
Number of shares issued	3,050,000
Shareholder's equity	¥15,122 million (As of September 30, 2001)
Gross assets	¥55,280 million (As of September 30, 2001)
Fiscal year	Ending September 30
Number of employees	447 (As of September 30, 2001)
Main customers	Businesses and general consumers
Major shareholders (Holding ratio)	1. City Green 57.80% 2. AIFUL Corporation 35.60% 3. Bank of Fukuoka, Ltd. 3.30% 4. Kumamoto Family Bank, Ltd. 3.30% Note: AIFUL plans to obtain the transfer of shares from shareholders 3 and 4 on August 28, 2002,
Main banks	Bank of Fukuoka, Ltd., Kumamoto Family Bank, Ltd.

(2) Business results for the last three fiscal years for AIFUL and City's

(Unit: Million yen, yen)

	AIFUL Corporation (Parent)			City's Co., Ltd (subsidiary)		
Fiscal year	FY3/00	FY3/01	FY3/02	FY9/99	FY9/00	FY9/01
Loans outstanding	1,001,080	1,159,734	1,313,690	36,581	35,054	32,513
Operating revenue	238,532	270,827	307,272	10,055	9,626	8,938
Operating income	87,437	103,319	110,442	3,765	3,355	3,067
Ordinary income	85,009	103,372	107,515	3,829	3,404	3,137
Net income	44,104	48,512	38,349	1,900	1,705	1,703
Net income per share	786.13	572.38	426.54	623.27	559.28	558.65
Annual dividend per Share	60.00	50.00	50.00	60.00	60.00	60.00
Shareholder's equity per share	4,507.83	3,565.21	4,513.89	4,013.41	4,486.47	4,958.21
ROE	19.3%	17.5%	10.6%	15.52%	12.46%	11.26%

(3) Business Profile of City's

1) Outline of products

Category	Share of Sales	
	Oct. 1, 1999 - Sept. 30, 2000	Oct. 1, 2000 – Sept. 30, 2001
Business loans	88.7%	88.7%
Real estate secured loans	7.0%	7.1%
Consumer loans	1.9%	1.4%
Other products	2.4%	2.8%
Total	100.0%	100.9%

(2) Significant Business Agreements

With regard to businesses and operations within Kumamoto Prefecture (headquarters) and its assets, City's transferred its business loan operations, consumer loan business, real estate secured loan business and bill discount business to City Trust Co., Ltd., and the building lease business and the real estate holdings sales business to City Building Co., Ltd., on August 19, 2002.

(3) Main customers: Businesses

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

EXHIBIT 19

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 30th, Unsecured Straight Bond Issues

TOKYO, September 12, 2002 - AIFUL Corporation announced its 30th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 30th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	13 billion yen
Interest rate:	1.66% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	September 13, 2002 to September 27 2002
Payment date:	September 30, 2002
Maturity date:	September 28, 2007 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Nikko Salomon Smith Barney Ltd.
Trustees:	Aozora Banking, Ltd. Sumitomo Trust & Banking Co., Ltd. Mizuho Asset Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

Fact and Figures

AIFUL Corporation



目次
Contents

連結
Consolidated

アイフル
AIFUL

子会社
Subsidiaries

連結データサマリー
Consolidated Summary

		Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
利益指標（百万円）	**Review of Profit (Millions of Yen)**						
営業収益	Operating Revenue		179,394	204,957	238,532	280,656	397,162
営業費用	Operating Expenses		121,458	133,059	151,095	176,323	285,832
営業利益	Operating Income		57,936	71,897	87,437	104,333	111,329
経常利益	Ordinary Income		55,894	68,843	85,009	103,533	105,067
当期純利益	Net Income		25,003	28,448	44,104	48,252	35,063
一株当り指標（円）	**Per Share Data (Yen)**						
当期純利益	EPS		601.98	610.63	786.13	569.32	390.00
株主資本	BPS		3,420.97	4,358.03	4,507.83	3,611.74	4,523.01
営業実績	**Operating Results**						
営業貸付金残高（百万円）	Loans Outstanding (Millions of Yen)		702,445	837,981	1,001,080	1,407,636	1,635,954
無担保	Unsecured Loans		603,662	690,704	809,361	1,167,837	1,332,218
有担保	Secured Loans		95,128	137,755	181,428	227,600	278,893
事業者	Small Business Loans		3,654	9,522	10,289	12,198	24,843
口座数（口座）	Number of Customer Accounts		1,706,030	1,822,261	1,975,068	3,043,022	3,336,340
無担保	Unsecured Loans		1,674,173	1,776,319	1,917,016	2,971,826	3,241,575
有担保	Secured Loans		29,272	38,877	49,968	61,025	75,175
事業者	Small Business Loans		2,585	7,065	8,084	10,171	19,590
店舗データ	**Sales Network**						
店舗数（店）	Number of Branches		807	1,009	1,311	1,758	1,903
ATM台数（台）	Number of ATMs and CDs		10,167	14,118	16,631	79,043	93,306
社員数（人）	Number of Employees		2,731	3,141	3,263	5,750	5,810

注：98/3月期～00/3月期はアイフル単体でのデータとなっております。
Note : The data for the fiscal year to March 1998, March 1999 and March 2000 is non-consolidated.

グループ会社一覧
AIFUL & Consolidated Subsidiaries

会社名 AIFUL & Subsidiaries	事業内容 Business Classification
アイフル Aiful Corporation	消費者金融事業 Consumer finance business 不動産担保金融事業 Home equity loan business 事業者金融事業 Small business loan business
ライフ Life Co., Ltd. 出資比率：95.88% Equity position：95.88% 2001年4月より連結対象 Acquisition：April 2001	クレジットカード事業 Credit card business 消費者金融事業 Consumer finance business 信販事業 Shinpan credit business
ハッピークレジット Happy Credit Corporation 出資比率：100% Equity position：100% 2000年6月より連結対象 Acquisition：June 2000	消費者金融事業 Consumer finance business
信和 Sinwa Co., Ltd. 出資比率：100% Equity position：100% 2000年6月より連結対象 Acquisition：June 2000	消費者金融事業 Consumer finance business
ビジネクスト Businext Corporation 出資比率：60% Equity position：60% 2001年4月より営業開始 Started April 2001	事業者金融事業 Small business loan business
山陽信販 Sanyo Shinpan Co., Ltd. 出資比率：100% Equity position：100% 2001年6月より連結対象 Acquisition：June 2001	消費者金融事業 Consumer finance business 信販事業 Shinpan credit business
アストライ AsTry Loan Services Corporation 出資比率：86% Equity position：86% 2002年3月より営業開始 Started March 2002	債権回収事業 Debt collection business
マルトー Maruton K.K. 出資比率：100% Equity position：100% 2002年3月より連結対象 Consolidated March 2002	不動産事業 Real estate business



財務ハイライト(連結)

注：98/3月期～00/3月期はアイフル単体でのデータとなっております。
Note : The data for the fiscal year to March 1998, March 1999 and March 2000 is non-consolidated.

営業収益及び営業費用
Operating Revenue and Expenses



(百万円/Millions of Yen)
営業収益
Operating Revenue
営業費用
Operating Expenses
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
営業収益 Operating Revenue	179,394	204,957	238,532	280,656	397,162
増減率 (%) YOY (%)	20.1	14.2	16.4	17.6	41.5
連単倍率 (%) Group-to-Parent Ratio (%)	–	–	–	1.03	1.29
営業費用 Operating Expenses	121,458	133,059	151,095	176,323	285,832
増減率 (%) YOY (%)	23.1	9.6	13.6	16.6	62.1
連単倍率 (%) Group-to-Parent Ratio (%)	–	–	–	1.05	1.45

営業利益
Operating Income



(百万円/Millions of Yen)
営業利益
Operating Income
120,000
100,000
80,000
60,000
40,000
20,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
営業利益 Operating Income	57,936	71,897	87,437	104,333	111,329
増減率 (%) YOY (%)	14.4	24.1	21.6	19.3	6.7
連単倍率 (%) Group-to-Parent Ratio (%)	–	–	–	1.00	1.00

経常利益
Ordinary Income



(百万円/Millions of Yen)
経常利益
Ordinary Income
120,000
100,000
80,000
60,000
40,000
20,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
経常利益 Ordinary Income	55,894	68,843	85,009	103,533	105,067
増減率 (%) YOY (%)	12.6	23.2	23.5	21.7	1.4
連単倍率 (%) Group-to-Parent Ratio (%)	–	–	–	1.00	0.97

当期純利益
Net Income



(百万円/Millions of Yen)
当期純利益
Net Income
60,000
50,000
40,000
30,000
20,000
10,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
当期純利益 Net Income	25,003	28,448	44,104	48,252	35,063
増減率 (%) YOY (%)	9.6	13.8	55.0	9.4	-27.3
連単倍率 (%) Group-to-Parent Ratio (%)	–	–	–	0.99	0.91



総資産・株主資本
Total Assets and Shareholders' Equity



(百万円/Millions of Yen)
(%)
総資産
Total Assets
(左/Left Scale)
株主資本
Shareholders' Equity
(左/Left Scale)
株主資本比率(%)
Shareholders' Equity Ratio
(右/Right Scale)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
総資産 Total Assets	876,726	996,523	1,182,468	1,865,537	2,029,633
株主資本 Shareholders' Equity	146,255	203,748	252,902	306,549	421,343
株主資本比率 (%) Shareholders' Equity Ratio (%)	16.7	20.4	21.4	16.4	20.8

ROE及びROA
ROE and ROA



(%)
(%)
株主資本当期純利益率
ROE
(左/Left Scale)
総資本当期純利益率
ROA
(右/Right Scale)
25.0
20.0
15.0
10.0
5.0
0.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'98/3 '99/3 '00/3 '01/3 '02/3

%

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
株主資本当期純利益率 ROE	20.9	16.3	19.3	15.7	9.6
総資本当期純利益率 ROA	3.1	3.0	4.0	2.6	1.8

EPS及びBPS
EPS and BPS



(円/¥)
(円/¥)
一株当り当期純利益
EPS
(左/Left Scale)
一株当り株主資本
BPS
(右/Right Scale)
900
800
700
600
500
400
300
200
100
0
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'98/3 '99/3 '00/3 '01/3 '02/3

円/¥

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
一株当り当期純利益 EPS	601.98	610.63	786.13	569.32	390.00
一株当り株主資本 BPS	3,420.97	4,358.03	4,507.83	3,611.74	4,523.01
期中平均発行済株式数(千株) Average Number of Shares Outstanding for the Fiscal Year (Thousands of Shares)	41,536	46,588	56,103	84,755	89,908
期末発行済株式数(千株) Number of Shares Outstanding at the Fiscal Year-end (Thousands of Shares)	42,752	46,752	56,103	84,875	93,155

注1：株主資本当期純利益率＝当期純利益÷株主資本（期中平均）
総資本当期純利益率＝当期純利益÷総資産（期中平均）
注2：1株当り当期純利益＝当期純利益÷期中平均発行済株式数
1株当り株主資本＝株主資本（期末）÷期末発行済株式数
1997年5月20日 株式分割 (1→2.5)
1997年7月30日 新株発行 (3,700,000株)
1998年4月16日 新株発行 (4,000,000株)
1999年5月20日 株式分割 (1→1.2)
2000年5月22日 株式分割 (1→1.5)
2000年6月 1日 株式交換 ((株)信和の株式取得) (721,500株)
2001年8月24日 新株発行 (8,500,000株)

Note1: ROE =
Net Income/Shareholders' Equity (average for the fiscal year)
ROA = Net Income/Total Assets (average for the fiscal year)
Note2: EPS =
Net Income/Average Number of Shares Outstanding for the Fiscal Year
BPS = Shareholders' Equity (Year-end)/Number of Shares Outstanding at the Fiscal Year-end
May. 20, 1997, stock spilt (2.5 for 1)
Jul. 30, 1997, issuance of new shares (3,700,000 shares)
Apr. 16, 1998, issuance of new shares (4,000,000 shares)
May. 20, 1999, stock spilt (1.2 for 1)
May. 22, 2000, stock spilt (1.5 for 1)
Jun. 1, 2000, Equity Swap (Acquisition of Shinwa Corp.) (721,500 shares)
Aug. 24, 2001, issuance of new shares (8,500,000 shares)

営業データ（連結）

注：98/3月期〜00/3月期はアイフル単体でのデータとなっております。
Note : The data for the fiscal year to March 1998, March 1999 and March 2000 is non-consolidated.

営業債権ベース
Managed Asset Basis

営業資産合計（会社別）
Balance by Company



(百万円/Millions of Yen)
アイフル
Aiful
ライフ
Life
ハッピークレジット
Happy Credit
信和
Sinwa
ビジネクスト
Businext
山陽信販
Sanyo
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
'98/3
'99/3
'00/3
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
合計 Total	702,445	837,981	1,001,080	1,820,851	2,002,045
アイフル Aiful	702,445	837,981	1,001,080	1,159,734	1,316,436
ライフ Life	–	–	–	606,313	612,509
ハッピークレジット Happy Credit	–	–	–	27,106	32,428
信和 Shinwa	–	–	–	16,861	21,169
ビジネクスト Businext	–	–	–	–	8,116
山陽信販 Sanyo	–	–	–	10,837	11,387

営業資産合計（商品別）
Balance by Financial Instrument



(百万円/Millions of Yen)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
割賦売掛金
Installment Receivable
信用保証売掛金
Guarantee Recievable
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
'98/3
'99/3
'00/3
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
合計 Total	702,445	837,981	1,001,080	1,820,851	2,002,045
営業貸付金 Loans Outstanding	702,445	837,981	1,001,080	1,407,636	1,635,954
無担保ローン Unsecured Loans	603,662	690,704	809,361	1,167,837	1,332,218
有担保ローン Secured Loans	95,128	137,755	181,428	227,600	278,893
事業者ローン Small Business Loans	3,654	9,522	10,289	12,198	24,843
割賦売掛金 Installment Receivable	–	–	–	228,837	225,953
信用保証売掛金 Guarantee Receivable	–	–	–	184,378	140,138

口座数
Number of Customer Accounts



(件/Number)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
'98/3
'99/3
'00/3
'01/3
'02/3

件/Number

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
口座数 Number of Customer Accounts	1,706,030	1,822,261	1,975,068	3,043,022	3,336,340
無担保ローン Unsecured Loans	1,674,173	1,776,319	1,917,016	2,971,826	3,241,575
有担保ローン Secured Loans	29,272	38,877	49,968	61,025	75,175
事業者ローン Small Business Loans	2,585	7,065	8,084	10,171	19,590



注：98/3月期～00/3月期はアイフル単体でのデータとなっております。
Note : The data for the fiscal year to March 1998, March 1999 and March 2000 is non-consolidated.

貸倒償却額・貸倒償却率
Bad Debt Write-offs



(百万円/Millions of Yen)
(%)
貸倒償却額
Bad Debt Write-offs
(左/Left Scale)
貸倒償却率(%)
Ratio of Bad Debt Write-offs
(右/Right Scale)
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
貸倒償却額 Bad Debt Write-offs	18,151	26,496	30,970	41,982	80,707
貸倒償却率 (%) Ratio of Bad Debt Write-offs (%)	2.58	3.16	3.09	3.48	4.03

貸倒引当金
Allowance for Bad Debts



(百万円/Millions of Yen)
貸倒引当金
Allowance for Bad Debt
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
貸倒引当金 Allowance for Bad Debts	41,328	48,009	56,720	98,395	109,338

不良債権の状況
Non Performing Loans (NPL)



(百万円/Millions of Yen)
破綻先債権
Claims in Bankruptcy
延滞債権
Loans in Arrears
3か月以上延滞債権
Loans in Arrears Longer than 3 Months
貸出条件緩和債権
Loans with Adjusted Terms
'00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	2000/3	2001/3	2002/3
合計 Total	57,667	79,913	94,854
破綻先債権 Claims in Bankruptcy	16,299	13,071	16,457
延滞債権 Loans in Arrears	15,797	25,644	28,722
3か月以上延滞債権 Loans in Arrears Longer than 3 Months	5,250	7,196	11,945
貸出条件緩和債権 Loans with Adjusted Terms	20,320	34,002	37,729

金融庁「4分類」

破綻先債権：
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権：
その他の未収利息不計上の、5か月以上11ヶ月未満延滞債権(回収専門の管理センターが管理) ただし、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3か月以上延滞債権：
営業店債権の内、3か月以上5か月未満の延滞債権 (未収利息計上)

貸出条件緩和債権：
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に有利となる取り決めを行った貸付金

NPL (Defined by FSA)

Claims in Bankruptcy :
Loans to borrowers declared bankrupt, to borrowers under rehabilitation,to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears :
NPL's exclusive of accrued interest.That are past due for over 5months or more and held by collection department. This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months :
NPL's past due for 3 months or more that do not fail into the above two categories.

Loans with adjusted terms :
NPL's, other than those in the above three categories,in which favorable terms, such as the reduction of interest,have been granted with a view to promoting recovery of the loans.



資金調達データ(連結)

注：98/3月期～00/3月期はアイフル単体でのデータとなっております。
Note: The data for the fiscal year to March 1998, March 1999 and March 2000 is non-consolidated.

長期・短期別調達金額
Short- and Long-term Borrowings



(百万円/Millions of Yen)
短期調達
Short-term Borrowings
長期調達
Long-term Borrowings
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
短期調達 Short-term Borrowings	98,000	58,900	28,700	47,323	52,491
短期借入金 Short-term Loan Payable	68,000	28,900	13,700	32,323	37,491
コマーシャルペーパー Commercial Paper (CP)	30,000	30,000	15,000	15,000	15,000
長期調達 Long-term Borrowings	600,504	704,274	863,468	1,464,941	1,536,780
長期借入金 Long-term Loan Payable	600,504	623,774	693,968	779,441	785,656
社債 Straight Bond (SB)	–	80,500	169,500	377,500	422,500
その他 Other	–	–	–	308,000	328,624

形態別調達金額
Amount of Borrowings by Type of Lender



(百万円/Millions of Yen)
間接調達
Indirect Funding
直接調達
Direct Funding
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
調達金額合計 Borrowings	698,504	763,174	892,168	1,512,265	1,589,272
間接調達 Indirect Funding	668,504	652,674	707,668	811,765	823,148
直接調達 Direct Funding	30,000	110,500	184,500	700,500	766,124
コマーシャルペーパー Commercial Paper (CP)	30,000	30,000	15,000	15,000	15,000
社債 Straight Bond (SB)	–	80,500	169,500	377,500	422,500
その他 Other	–	–	–	308,000	328,624

平均調達金利
Average Rate of Borrowings



(%)
期中平均調達金利
Average Rate of Borrowings
長期プライムレート<参考>
Long-term Prime Rate
<Reference>
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
'98/3 '99/3 '00/3 '01/3 '02/3

%

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
期中平均調達金利 Average Rate of Borrowings	2.88	3.03	2.79	2.75	2.04
直接調達 Direct Funding	1.62	2.02	2.34	2.91	1.54
間接調達 Indirect Funding	2.94	3.21	2.90	2.62	2.52
長期プライムレート<参考> Long-term Prime Rate (Reference)	2.60	2.60	2.20	1.90	2.30

店舗数
Number of Branches


(店/Number)
アイフル
Aiful
ライフ
Life
ハッピークレジット
Happy Credit
信和
Sinwa
ビジネクスト
Businext
山陽信販
Sanyo
2,500
2,000
1,500
1,000
500
0
'98/3
'99/3
'00/3
'01/3
'02/3

店/Number

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
合計 Total	807	1,009	1,311	1,758	1,903
アイフル Aiful	807	1,009	1,311	1,529	1,592
ライフ Life	–	–	–	116	196
ハッピークレジット Happy credit	–	–	–	56	58
信和 Shinwa	–	–	–	35	35
ビジネクスト Businext	–	–	–	–	2
山陽信販 Sanyo	–	–	–	22	20

ATM・CD台数
Number of ATMs and Tie-up CDs


(台/Number)
自社ATM
ATMs
提携CD
Tie-up CDs
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
'98/3
'99/3
'00/3
'01/3
'02/3

台/Number

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
合計 Total	10,167	14,118	16,631	79,043	93,306
自社ATM ATMs	904	1,132	1,437	1,995	2,076
アイフル Aiful	904	1,132	1,437	1,646	1,688
ライフ Life	–	–	–	224	274
ハッピークレジット Happy credit	–	–	–	74	61
信和 Shinwa	–	–	–	32	34
ビジネクスト Businext	–	–	–	–	0
山陽信販 Sanyo	–	–	–	19	19
提携CD Tie-up CDs	9,263	12,986	15,194	77,048	91,230

社員数
Number of Employees


(人/Number)
アイフル
Aiful
ライフ
Life
ハッピークレジット
Happy Credit
信和
Sinwa
ビジネクスト
Businext
山陽信販
Sanyo
アストライ
AsTry
マルトー
Marutoh
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
'98/3
'99/3
'00/3
'01/3
'02/3

人/Number

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
合計 Total	2,731	3,141	3,263	5,750	5,810
アイフル Aiful	2,731	3,141	3,263	3,477	3,576
ライフ Life	–	–	–	1,910	1,887
ハッピークレジット Happy credit	–	–	–	179	156
信和 Shinwa	–	–	–	74	62
ビジネクスト Businext	–	–	–	31	47
山陽信販 Sanyo	–	–	–	79	75
アストライ AsTry	–	–	–	–	5
マルトー Marutoh	–	–	–	–	2

連結財務諸表
Consolidated Financial Statements
貸借対照表 Balance Sheets

百万円/Millions of Yen

資産の部	Assets	Fiscal Year to: 2001/3	2002/3
流動資産	**Current Assets**	**1,677,069**	**1,871,399**
現金及び預金	Cash and Cash Equivalents	155,491	140,757
営業貸付金	Loans	1,261,041	1,482,796
割賦売掛金	Installment Receivables	109,779	120,756
信用保証割賦売掛金	Guarantee Receivables	184,778	140,142
その他営業債権	Other Operating Receivables	—	16,113
有価証券	Marketable Securities	—	268
たな卸資産	Property and Stored Goods	3,035	1,214
繰延税金資産	Deferred Tax Assets	12,865	9,970
短期貸付金	Short-term Loans	436	7,183
その他	Other	32,202	44,312
貸倒引当金	Allowance for Bad Debts	-82,561	-92,117
固定資産	**Fixed Assets**	**187,155**	**157,443**
有形固定資産	Tangible Fixed Assets	75,879	41,108
建物及び構築物	Buildings and Structures	23,749	19,630
機械装置及び車両	Machinery and Vehicles	96	49
器具備品	Equipment and Fixtures	5,965	6,255
貸与資産	Rental Assets	87	9
土地	Land	45,955	15,162
建設仮勘定	Construction in Progress	25	—
無形固定資産	Intangible Fixed Assets	44,836	32,259
ソフトウェア	Software	7,178	7,429
電話加入権	Telephone Rights	774	777
連結調整勘定	Consolidation Adjustment Account	36,834	23,239
その他	Other	48	813
投資等	Investment and Other Fixed Assets	66,440	84,075
投資有価証券	Investment in Securities	8,641	9,056
破産・更生債権等	Claims in Bankruptcy	11,858	14,267
長期貸付金	Long-term Loans	12,348	12,987
敷金及び保証金	Lease Deposits and Guarantees	10,944	10,898
繰延税金資産	Deferred Tax Assets	9,119	21,264
繰延ヘッジ損失	Loss on Deferred Hedge	20,090	22,930
その他	Other	9,269	9,890
貸倒引当金	Allowance for Bad Debts	-15,833	-17,220
繰延資産	**Deferred Assets**	**1,311**	**790**
社債発行費	Bond Issuing Expenses	1,311	790
資産合計	**Total Assets**	**1,865,537**	**2,029,633**

百万円/Millions of Yen

負債の部	Liabilities	Fiscal Year to: 2001/3	2002/3
流動負債	**Current Liabilities**	**689,259**	**729,114**
支払手形及び買掛金	Notes & Account Payable-trade	26,420	24,056
信用保証買掛金	Guarantees Payable	184,778	140,142
短期借入金	Short-term Loans Debt	32,323	37,491
一年以内償還予定社債	*Current Portion of Bonds*	36,000	71,000
一年以内返済予定長期借入金	Current Portion of Long-term Debt	315,200	375,271
コマーシャルペーパー	Commercial Paper	15,000	15,000
未払法人税等	Income Taxes Payable	25,861	16,891
賞与引当金	Accrued Bonuses	3,738	3,990
割賦繰延利益	Gains on Deferred Installments	5,281	8,878
その他	Other	44,656	36,390
固定負債	**Long-term Liabilities**	**868,578**	**875,665**
社債	Bonds	341,500	351,500
長期借入金	Long-term Debts	499,241	494,009
退職給付引当金	Allowance for Retirement Benefits for Employees	6,189	5,958
役員退職慰労金引当金	Allowance for Retirement Benefits for Directors	954	1,067
金利スワップ	Interest Swaps	20,090	22,304
その他	Other	602	824
負債合計	**Total Liabilities**	**1,557,838**	**1,604,779**
少数株主持分	**Minority Interests**		
少数株主持分	**Minority Interests**	**1,149**	**3,510**
資本の部	**Shareholders' Equity**		
資本金	**Common Stock**	**39,788**	**83,317**
資本準備金	**Additional Paid-in Capital**	**50,527**	**94,047**
連結剰余金	**Consolidated Retained Earnings**	**215,978**	**246,239**
その他有価証券評価差額金	**Differences in Revaluation of Other Marketable Securities**	**255**	**-215**
自己株式	**Treasury Stock**	**-0**	**-2,045**
資本合計	**Total Shareholders' Equity**	**306,549**	**421,343**
負債、少数株主持分及び資本合計	**Total Liabilities, Minority Interests and Shareholders' Equity**	**1,865,537**	**2,029,633**



連結財務諸表
Consolidated Financial Statements

損益計算書

百万円/Millions of Yen

	Fiscal Year to:	2001/3	2002/3
営業収益	**Operating Revenue**	**280,656**	**397,162**
営業貸付金利息	Interest on Loans to Customers	272,236	359,318
無担保ローン	Unsecured Loans	234,374	311,910
有担保ローン	Secured Loans	34,974	43,150
事業者ローン	Small Business Loans	2,888	4,257
総合あっせん収益	Credit Card Revenue	—	6,742
個品あっせん収益	Per-item Credit Revenue	—	10,353
信用保証収益	Guarantee Revenue	—	4,076
その他の金融収益	Other Financial Revenue	341	525
その他の営業収益	Other Operating Revenue	8,078	16,146
不動産売上高	Sales of Property	40	2,823
サービス事業売上高	Revenue from Service Business	1,303	1,246
償却債権回収額	Bad Debts Write-off Recovery	3,509	5,715
その他	Other	3,225	6,360
営業費用	**Operating Expenses**	**176,323**	**285,832**
金融費用	Financial Expenses	28,934	34,615
借入金利息	Interest Expenses	20,908	21,987
社債利息	Interest on Bond	5,949	9,704
その他	Other	2,075	2,923
売上原価	Cost of Sales	435	3,025
不動産売上原価	Cost of Sales of Property	56	2,677
サービス事業売上原価	Cost of Sales of Service Business	378	348
その他の営業費用	Other Operating Expenses	146,953	248,191
貸倒関連費用	Bad Debt Costs	51,707	89,945
貸倒損失	Loan Losses	3,837	7,925
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	47,869	82,020
広告宣伝費	Advertising Expenses	17,652	26,845
人件費	Salaries	27,426	45,019
役員報酬	Directors' Salaries and Remuneration	395	595
従業員給与賞与等	Employees' Salaries	20,011	34,519
その他	Other	7,019	11,257
連結調整勘定償却	Consolidation Adjustment Account Write-off	435	3,178
その他	Other	49,731	83,201
営業利益	**Operating Income**	**104,333**	**111,329**
営業外収益	Non-operating Income	1,061	1,333
貸付金利息	Interest on loans	106	24
受取配当金	Dividends Received	90	31
保険配当金	Insurance Dividends Received	474	530
その他	Other	390	746
営業外費用	Non-operating Expenses	1,862	7,595
貸倒引当金繰入額	Transfer to Allowance for Bad Debt	1,064	2,371
新株発行費	New Share Issuing Expenses	—	4,234
社債発行費償却	Amortization of Bond Issuing Expenses	187	72
その他	Other	610	916
経常利益	**Ordinary Income**	**103,533**	**105,067**
特別利益	Extraordinary Income	77	1,729
貸倒引当金戻入額	Allowance for Bad Debts from Previous Year	76	210
その他	Other	1	1,518
特別損失	Extraordinary Losses	11,036	44,948
固定資産評価損	Loss on Revaluation of Fixed Assets	—	31,240
固定資産売却損	Loss on Sale of Fixed Assets	1,555	121
販売用不動産評価損過年度相当額	Loss on Revaluation of Real Estate for Sale	—	2,147
投資有価証券評価損	Loss on Revaluation of Investment Securities	1,531	706
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	998	351
貸倒損失	Loan Losses	5,500	118
退職給付会計変更時差異	Differences of Change in Retirement Benefit Accounting	1,024	—
連結調整勘定償却	Consolidation Adjustment Account Write-off	—	9,130
その他	Other	426	1,131
税引前利益	**Income before Income Taxes**	**92,573**	**61,848**
法人税･住民税及び事業税	Corporate, Local and Enterprise Taxes	46,204	36,292
法人税等調整額	Adjustment on Corporate Tax, etc	-1,832	-8,907
少数株主損失	Loss of Minority Shareholders	50	601
当期純利益	**Net Income**	**48,252**	**35,063**

連結キャッシュフロー計算書 Consolidated Statements of Cash Flows

百万円/Millions of Yen

	Fiscal Year to:	2001/3	2002/3
I. 営業活動によるキャッシュフロー	**Cash Flow from Operating Activities**	**-97,559**	**-183,755**
税金等調整前当期純利益	Net Income Before Taxes	92,573	61,848
減価償却費	Depreciation and Amortization	4,281	6,958
連結調整勘定償却額	Write-down of Consolidation Adjustment Account	435	12,309
投資有価証券評価損	Loss on Revaluation of Investmrnt Securities	1,531	706
たな卸資産の評価損	Loss on Revaluation of Inventories	—	2,195
貸倒引当金の増加額	Increase in Allowance for Bad debts	6,462	10,639
賞与引当金の増加額	Increase in Accrued Bonuses	355	251
退職給付引当金の増減額	Increase (Decrease) in Allowance for Retirement Benefits for Employees	2,031	-231
役員退職慰労金引当金の増加額	Increase in Allowance for Retirement Benefits for directors	38	113
営業外受取利息及び受取配当金	Non-Operating Interest on Loans and Cash Dividends	-196	-56
新株発行費	New Shares Issuing Expense	—	4,234
社債発行費償却	Amortization of Bond Issuing Expenses	938	975
有形固定資産売却損	Loss on Sale of Tangible Fixed Assets	1,554	121
有形固定資産除却損	Loss on Disposal of Tangible Fixed Assets	381	900
固定資産評価損	Loss on Revaluation of Fixed Assets	—	31,240
敷金・保証金清算益	Increase on Liquidation of Lease Deposits and Guarantees	—	-1,057
役員賞与の支払額	Bonuses paid to Directors	-99	-87
営業貸付金の増加額	Increase in Loans to Customers	-166,813	-221,754
割賦売掛金の増加額	Increase in Installment Receivables	—	-34,113
その他営業債権減少額	Gain (Loss) on Other Trade Receivables	—	7,024
破産・更生債権等の増減額	Decrease (Increase) in Claims in Bankruptcy	4,166	-2,408
たな卸資産の増減額	Increase (Decrease) in Stored Goods	-296	2,155
前払費用の減少額	Decrease in Prepaid Expenses	433	528
長期前払費用の増加額	Decrease in Long-term Prepaid Expenses	-529	-1,614
その他流動資産の増加額	Increase in Other Current Assets	-3,537	-12,828
その他流動負債の増減額	Increase (Decrease) in Other Current Liabilities	4,701	-7,022
その他	Other	-162	427
小計	Subtotal	-51,748	-138,542
営業外利息及び配当金の受取額	Non-Operating Interest on Loans and Cash Dividends	196	56
法人税等の支払額	Payments for Corporate and Other Taxes	-46,008	-45,268
II. 投資活動によるキャッシュフロー	**Cash Flow from Investing Activities**	**-69,477**	**-11,205**
定期預金の預入による支出	Disbursement for Investments in Term Deposits	-685	-5,484
定期預金の払出による収入	Revenue from Payments of term Deposits	925	6,010
信託受益権の増減額	Increase (Decrease) in Beneficial Interest in Trusts	1,999	-0
営業譲受に伴う営業貸付金の取得による支出	Disbursement for Purchase of Loans Accompanying the Transfer of Business from Acquired Companies	-22,094	—
営業譲受に伴うその他の資産の取得による支出	Payments for Acquisition of Other Assets by Business Transfer	-508	—
有形固定資産の取得による支出	Funds used for Purchase of Tangible Fixed Assets	-5,380	-3,516
有形固定資産の売却による収入	Gain on Sale of Tangible Fixed Assets	240	199
無形固定資産の取得による支出	Funds used for Purchase of Intangible Fixed Assets	-487	-4,757
無形固定資産の売却による収入	Gain on Sale of Intangible Fixed Assets	—	2
投資有価証券の取得による支出	Funds used for Purchase of Investment Securities	-19	-3,665
投資有価証券の売却による収入	Funds provided by Sales of Investment Securities	10	1,526
子会社株式の売却による収入	Funds provided by Sales of Subsidiaries' Stock	—	4,199
連結の範囲の変更を伴う子会社株式の取得による支出	Payments for Acquisition of Subsidiaries' Stock in Change of Consolidation	-48,416	—
株式交換による子会社株式取得に伴う支出	Payments for Acquisition of Subsidiaries' by Exchange of Stocks	-130	—
出資による支出	Funds used for Acquisition of paid-in Capital	-250	-250
出資による収入	Funds provided by Sale of paid-in Capital	171	68
長期貸付金の貸付による支出	Funds used in Collections of Long-term Loans Receivables	—	-295
長期貸付金の回収による収入	Gain on Collection of Long-term Loans Receivable	5,495	265
投資その他の資産の取得による支出	Funds used for Purchases of Investments and other Assets	-304	-256
投資その他の資産の売却等による収入	Funds provided from Sales of Investments and Other Assets	531	638
その他	Others	-574	-5,887
III. 財務活動によるキャッシュフロー	**Cash Flow from Financing Activities**	**238,072**	**180,511**
短期借入による収入	Increase in Short-term Debt	97,422	196,725
短期借入金の返済による支出	Payments for Repayment of Short-term Debt	-172,069	-191,557
長期借入による収入	Increase in Long-term Debt	405,417	444,945
長期借入金の返済による支出	Payments for Repayment of Long-term Debt	-296,755	-390,105
社債発行による収入	Cash from Issue of Corporate Bonds	236,270	80,546
社債償還による支出	Loss on Redemption of Bonds	-30,000	-36,000
株式の発行による収入	Cash on issue of Stock	—	82,813
自己株式の増加	Increase in treasury Stock	0	-2,045
少数株主からの設立時の払込みによる収入	Gain on Payments from Minor Shareholders for Establishment of Subsidiaries/Affiliates	1,200	70
配当金の支払額	Cash Dividends Paid	-3,413	-4,880
IV. 現金及び現金同等物に係る換算差額	**Effect of Exchange Rate changes on Cash and Cash Equivalents**	**—**	**15**
V. 現金及び現金同等物の増加額(△は減少額)	**Increase (Decrease) in Cash and Cash Equivalents**	**71,035**	**-14,433**
VI. 現金及び現金同等物期首残高	**Balance of Cash and Cash Equivalents at the Beginning of Period**	**81,019**	**153,435**
VII. 新規連結に伴う現金及び現金同等物の増加額	**Increase in Cash and Cash Equivalents from New Consolidations**	**1,380**	**124**
VIII. 現金及び現金同等物期末残高	**Balance of Cash and Cash Equivalents at the End of Period**	**153,435**	**139,126**

営業収益及び営業費用
Operating Revenue and Expenses


(百万円/Millions of Yen)
営業収益
Operating Revenue
営業費用
Operating Expenses
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
営業収益 Operating Revenue	179,394	204,957	238,532	270,827	307,272
増減率 (%) YOY (%)	20.1	14.2	16.4	13.5	13.4
営業費用 Operating Expenses	121,458	133,059	151,095	167,507	196,830
増減率 (%) YOY (%)	23.1	9.6	13.6	10.9	17.5

営業利益
Operating Income


(百万円/Millions of Yen)
営業利益
Operating Income
120,000
100,000
80,000
60,000
40,000
20,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
営業利益 Operating Income	57,936	71,897	87,437	103,319	110,442
増減率 (%) YOY (%)	14.4	24.1	21.6	18.2	6.9

経常利益
Ordinary Income


(百万円/Millions of Yen)
経常利益
Ordinary Income
120,000
100,000
80,000
60,000
40,000
20,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
経常利益 Ordinary Income	55,894	68,843	85,009	103,372	107,515
増減率 (%) YOY (%)	12.6	23.2	23.5	21.6	4.0

当期純利益
Net Income


(百万円/Millions of Yen)
当期純利益
Net Income
60,000
50,000
40,000
30,000
20,000
10,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
当期純利益 Net Income	25,003	28,448	44,104	48,512	38,349
増減率 (%) YOY (%)	9.6	13.8	55.0	10.0	-20.9

総資産・株主資本
Total Assets and Shareholders' Equity



(百万円/Millions of Yen)
(%)
総資産
Total Assets
(左/Left Scale)
株主資本
Shareholders' Equity
(左/Left Scale)
株主資本比率(%)
Shareholders' Equity Ratio
(右/Right Scale)
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
総資産 Total Assets	876,726	996,523	1,182,468	1,586,409	1,740,868
株主資本 Shareholders' Equity	146,255	203,748	252,902	302,601	420,493
株主資本比率 (%) Shareholders' Equity Ratio (%)	16.7	20.4	21.4	19.1	24.2

ROE及びROA
ROE and ROA



(%)
(%)
株主資本当期純利益率
ROE
(左/Left Scale)
総資本当期純利益率
ROA
(右/Right Scale)
25.0
20.0
15.0
10.0
5.0
0.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'98/3 '99/3 '00/3 '01/3 '02/3

%

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
株主資本当期純利益率 ROE	20.9	16.3	19.3	17.5	10.6
総資本当期純利益率 ROA	3.1	3.0	4.0	3.5	2.3

EPS及びBPS
EPS and BPS



(円/¥)
(円/¥)
一株当り当期純利益
EPS
(左/Left Scale)
一株当り株主資本
BPS
(右/Right Scale)
900.00
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
5000.00
4500.00
4000.00
3500.00
3000.00
2500.00
2000.00
1500.00
1000.00
500.00
0.00
'98/3 '99/3 '00/3 '01/3 '02/3

円/¥

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
一株当り当期純利益 EPS	601.98	610.63	786.13	572.38	426.54
一株当り株主資本 BPS	3,420.97	4,358.03	4,507.83	3,565.21	4,513.89
期中平均発行済株式数(千株) Average Number of Shares Outstanding for the Fiscal Year (Thousands of Shares)	41,536	46,588	56,103	84,755	89,908
期末発行済株式数(千株) Number of Shares Outstanding at the Fiscal Year-end (Thousands of Shares)	42,752	46,752	56,103	84,876	93,155

注1： 株主資本当期純利益率＝当期純利益÷株主資本（期中平均）
総資本当期純利益率＝当期純利益÷総資産（期中平均）
注2： 1株当り当期純利益＝当期純利益÷期中平均発行済株式数
1株当り株主資本＝株主資本（期末）÷期末発行済株式数
1997年5月20日 株式分割（1→2.5）
1997年7月30日 新株発行（3,700,000株）
1998年4月16日 新株発行（4,000,000株）
1999年5月20日 株式分割（1→1.2）
2000年5月22日 株式分割（1→1.5）
2000年6月 1日 株式交換（(株)信和の株式取得）（721,500株）
2001年8月24日 新株発行（8,500,000株）

Note1 : ROE = Net Income/Shareholders' Equity (average for the fiscal year)
ROA = Net Income/Total Assets (average for the fiscal year)

Note2 : EPS = Net Income/Average Number of Shares Outstanding for the Fiscal Year
BPS = Shareholders' Equity (Year-end)/Number of Shares Outstanding at the Fiscal Year-end
May. 20, 1997, stock spilt (2.5 for 1)
Jul. 30, 1997, issuance of new shares (3,700,000 shares)
Apr. 16, 1998, issuance of new shares (4,000,000 shares)
May. 20, 1999, stock spilt (1.2 for 1)
May. 22, 2000, stock spilt (1.5 for 1)
Jun. 1, 2000, Equity Swap (Acquisition of Shinwa Corp.) (721,500 shares)
Aug. 24, 2001, issuance of new shares (8,500,000 shares)

営業データ(アイフル) Operating Data (Aiful)

営業貸付金残高
Loans Outstanding



(百万円/Millions of Yen)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
営業貸付金残高 Loans Outstanding	702,445	837,981	1,001,080	1,159,734	1,313,690
増減率 (%) YOY (%)	18.7	19.3	19.5	15.8	13.3
無担保ローン Unsecured Loans	603,662	690,704	809,361	921,891	1,019,292
有担保ローン Secured Loans	95,128	137,755	181,428	225,644	277,671
事業者ローン Small Business Loans	3,654	9,522	10,289	12,198	16,726

口座数
Number of Customer Accounts



(口座/Number)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

口座/Number

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
口座数 Number of Customer Accounts	1,706,030	1,822,261	1,975,068	2,121,446	2,244,283
増減率 (%) YOY (%)	11.4	6.8	8.4	7.4	5.7
無担保ローン Unsecured Loans	1,674,173	1,776,319	1,917,016	2,050,299	2,155,235
有担保ローン Secured Loans	29,272	38,877	49,968	60,976	75,057
事業者ローン Small Business Loans	2,585	7,065	8,084	10,171	13,991

1口座当たり残高
Loans Outstanding per Account



(千円/Thousands of Yen)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'98/3 '99/3 '00/3 '01/3 '02/3

千円/Thousands of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
1口座当たり残高 Loans Outstanding per Account	411	459	506	546	585
無担保ローン Unsecured Loans	360	388	422	449	472
有担保ローン Secured Loans	3,249	3,543	3,630	3,700	3,699
事業者ローン Small Business Loans	1,413	1,347	1,272	1,199	1,195

新規獲得件数
Number of New Accounts



(件/Number)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
600,000
500,000
400,000
300,000
200,000
100,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

件/Number

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
無担保ローン Unsecured Loans	437,092	406,567	425,142	453,437	462,436
有担保ローン Secured Loans	14,656	16,950	20,523	22,403	27,307
事業者ローン Small Business Loans	2,646	5,697	3,406	4,063	6,322

成約率
Acceptance Ratio



(%)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
90
80
70
60
50
40
30
20
10
0
'98/3 '99/3 '00/3 '01/3 '02/3

%

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
無担保ローン Unsecured Loans	78.0	77.2	75.6	73.1	72.9
有担保ローン Secured Loans	65.8	66.1	67.4	69.2	72.7
事業者ローン Small Business Loans	46.2	35.4	21.7	30.2	40.1

実質平均利回り
Average Interest Rates for the Fiscal Year



(%)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
'98/3 '99/3 '00/3 '01/3 '02/3

%

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
実質平均利回り Average Interest Rates for the Fiscal Year	26.5	25.5	25.0	24.3	23.9
無担保ローン Unsecured Loans	27.9	27.0	26.6	26.0	25.7
有担保ローン Secured Loans	17.2	17.0	17.2	17.2	17.1
事業者ローン Small Business Loans	12.6	28.3	30.6	25.7	26.9

貸倒関連データ(アイフル) Bad Debt Data (Aiful)

貸倒償却額
Bad Debt Write-offs



(百万円/Millions of Yen)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
60,000
50,000
40,000
30,000
20,000
10,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
貸倒償却額 Bad Debt Write-offs	18,151	26,496	30,970	40,793	53,880
無担保ローン Unsecured Loans	17,241	25,786	29,380	37,944	49,517
有担保ローン Secured Loans	909	708	1,341	2,399	3,925
事業者ローン Small Business Loans	–	1	247	449	437

貸倒償却率
Ratio of Bad Debt Write-offs



(%)
貸倒償却率
Ratio of Bad Debt Write-offs
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
6.00
5.00
4.00
3.00
2.00
1.00
0.00
'98/3 '99/3 '00/3 '01/3 '02/3

%

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
貸倒償却率 Ratio of Bad Debt Write-offs	2.58	3.16	3.09	3.52	4.10
無担保ローン Unsecured Loans	2.86	3.73	3.63	4.12	4.86
有担保ローン Secured Loans	0.96	0.51	0.74	1.06	1.41
事業者ローン Small Business Loans	–	0.02	2.41	3.68	2.62

注： 貸倒償却率＝貸倒償却額÷期末営業貸付金残高
Note : Ratio of Bad Debt Write-offs=Bad Debt Write-offs/Balance of Loans

貸倒引当金
Allowance for Bad Debts



(百万円/Millions of Yen)
無税引当金
Untaxable
有税引当金
Taxable
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
貸倒引当金 Allowance for Bad Debts	41,328	48,009	56,720	60,943	75,909
無税引当金 Untaxable	33,748	35,803	41,615	46,232	59,478
有税引当金 Taxable	7,579	12,205	15,104	14,710	16,431
流動資産 Current Assets	22,115	29,061	37,625	45,115	58,689
固定資産 Fixed Assets	19,213	18,948	19,094	15,828	17,220

無担保ローン償却要因
Breakdown of Write-offs (accounts) by Reason (Unsecured Loans)



(%)
破産
Bankruptcy
不明・死亡
Unknown
不履行等
Default, Other
100
90
80
70
60
50
40
30
20
10
0
'98/3 '99/3 '00/3 '01/3 '02/3

%

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
破産 Bankruptcy	37.3	41.9	40.8	40.5	48.0
不明・死亡 Unknown	43.8	35.2	37.6	33.7	30.6
不履行等 Default, Other	18.9	22.9	21.6	25.8	21.3

不良債権の状況
Non Performing Loans (NPL)



(百万円/Millions of Yen)
破綻先債権
Claims in Bankruptcy
延滞債権
Loans in Arrears
3か月以上延滞債権
Loans in Arrears
Longer than 3 Months
貸出条件緩和債権
Loans with Adjusted Terms
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
'00/3
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	2000/3	2001/3	2002/3
合計 Total	57,667	63,883	78,027
破綻先債権 Claims in Bankruptcy	16,299	13,058	16,456
延滞債権 Loans in Arrears	15,797	20,136	23,333
3か月以上延滞債権 Loans in Arrears Longer than 3 Months	5,250	6,874	8,931
貸出条件緩和債権 Loans with Adjusted Terms	20,320	23,814	29,305

不良債権の状況 (無担保)
Non Performing Loans (NPL) (Unsecured Loans)



(百万円/Millions of Yen)
破綻先債権
Claims in Bankruptcy
延滞債権
Loans in Arrears
3か月以上延滞債権
Loans in Arrears
Longer than 3 Months
貸出条件緩和債権
Loans with Adjusted Terms
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
'00/3
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	2000/3	2001/3	2002/3
合計 Total	32,600	38,287	47,499
破綻先債権 Claims in Bankruptcy	–	–	1,410
延滞債権 Loans in Arrears	8,297	9,305	10,240
3か月以上延滞債権 Loans in Arrears Longer than 3 Months	4,013	5,205	6,561
貸出条件緩和債権 Loans with Adjusted Terms	20,290	23,777	29,287

債権管理フローチャート
Management Procedure of Delinquent Loans

延滞日数 Days in Arrears	0	1～32	33～89	90～152	153～334	335～ 破産 Over 335 or Bankruptcy
当社カテゴリー AIFUL Categories	正常債権 Ordinary Loan	管理債権 Overdue Loan	解約債権 Defaulted loan		移管債権 Transferred Loan	償却債権 Write-off
所管 Jurisdiction	店舗 Branch				管理センター Management Center	
金融庁の4分類 FSA's four Categories of Non Performing Loans	正常債権 Ordinary Loan			3か月以上延滞債権 Loans in Arrears Longer than 3 Months 貸出条件緩和債権 Loans with Adjusted Terms	延滞債権 Loans in Arrears	破綻先債権 Claims in Bankruptcy
P/L上の扱い Treatment on P/L	未収収益計上 Recorded as Accrued Revenue				未収収益不計上 Not Recorded as Accrued Revenue	
B/S上の扱い Treatment on B/S	残高計上 Balance Recorded					残高不計上 Balance not Recorded

償却基準
Write-off Standard

種別 Category	償却時期（前回入金から） Write-off Timing (from Receipt of Last Installment)
破産 Bankrupt	即時（移管・決算期末に償却） Immediate (Transfer, Write-off at Fiscal Year-end)
不明等 Unknown	6ケ月（移管時に不明の場合） 6 Months (When Transfer Time is Unknown)
不履行 Default	12ケ月 12 Months

資金調達データ(アイフル) Funding (Aiful)

長期・短期別調達金額
Short- and Long-term Borrowings



(百万円/Millions of Yen)
短期調達
Short-term Borrowings
長期調達
Long-term Borrowings
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
短期調達 Short-term Borrowings	98,000	58,900	28,700	32,500	29,000
短期借入金 Short-term Loan Payable	68,000	28,900	13,700	17,500	14,000
コマーシャルペーパー Commercial Paper (CP)	30,000	30,000	15,000	15,000	15,000
長期調達 Long-term Borrowings	600,504	704,274	863,468	1,186,674	1,233,979
長期借入金 Long-term Loan Payable	600,504	623,774	693,968	774,173	727,854
社債 Straight Bond (SB)	–	80,500	169,500	377,500	422,500
その他 Other	–	–	–	35,000	83,624

形態別調達金額
Amount of Borrowings by Type of Lender



(百万円/Millions of Yen)
間接調達
Indirect Funding
直接調達
Direct Funding
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
'98/3 '99/3 '00/3 '01/3 '02/3

百万円/Millions of Yen

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
調達金額合計 Borrowings	698,504	763,174	892,168	1,219,174	1,262,979
間接調達 Indirect Funding	668,504	652,674	707,668	791,674	741,855
直接調達 Direct Funding	30,000	110,500	184,500	427,500	521,124
コマーシャルペーパー Commercial Paper (CP)	30,000	30,000	15,000	15,000	15,000
社債 Straight Bond (SB)	–	80,500	169,500	377,500	422,500
その他 Other	–	–	–	35,000	83,624

平均調達金利
Average Rate of Borrowings



(%)
期中平均調達金利
Average Rate of Borrowings
長期プライムレート<参考>
Long-term Prime Rate
<Reference>
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
'98/3 '99/3 '00/3 '01/3 '02/3

%

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
期中平均調達金利 Average Rate of Borrowings	2.88	3.03	2.79	2.45	2.30
直接調達 Direct Funding	1.62	2.02	2.34	2.14	1.96
間接調達 Indirect Funding	2.94	3.21	2.90	2.62	2.53
長期プライムレート<参考> Long-term Prime Rate (Reference)	2.60	2.60	2.20	1.90	2.30
固定金利借入比率 Ratio of Fixed Rate Borrowings to Total Borrowings	26.4	42.3	49.7	49.7	50.6
実質固定金利借入比率 Ratio of Borrowings at Fixed Ratio	55.8	68.5	71.8	65.8	65.4

注：実質固定金利借入比率＝（固定＋キャップ＋スワップ）÷借入金 CP・社債を含む

Note: Ratio of Borrowings at Fixed Ratio = (Fixed + Cap + Swap) / Borrowings Including CP and SB

店舗数
Number of Branches


(店/Number)
有人店
Staffed Branches
無人店
Unstaffed Branches
有担保専門店
Dedicated Branches for Secured Loans
その他
Other
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
'98/3
'99/3
'00/3
'01/3
'02/3

店/Number

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
店舗数 Number of Branches	807	1,009	1,311	1,529	1,592
有人店 Staffed Branches	451	540	534	536	536
無人店 Unstaffed Branches	352	465	773	987	1,050
有担保専門店(ハートプラザ店) Dedicated Branches for Secured Loans (Heart Plaza)	4	4	4	4	4
その他※ Other	0	0	0	2	2
自動契約受付機台数(台) Number of Ojidosan Unmanned Loan-contracting Machines	800	1,002	1,305	1,522	1,585

※個品割賦・eキャッシング店舗
Branches for per-item shopping loans and web-cashing

ATM・CD台数
Number of ATMs and Tie-up CDs


(台/Number)
自社ATM
ATMs
提携CD
Tie-up CDs
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
'98/3
'99/3
'00/3
'01/3
'02/3

台/Number

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
合計 Total	10,167	14,118	16,631	22,021	35,904
自社ATM ATMs	904	1,132	1,437	1,646	1,688
提携CD Tie-up CDs	9,263	12,986	15,194	20,375	34,216

エリア別店舗数
Number of Branches by Area


(店/Number)
北海道
Hokkaido
東北
Tohoku
関東・甲信越
Kanto, Koshin-Etsu
東海・北陸
Tokai, Hokuriku
近畿
Kinki
中国・四国
Chugoku, Shikoku
九州・沖縄
Kyushu, Okinawa
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
'98/3
'99/3
'00/3
'01/3
'02/3

店/Number

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
合計 Total	807	1,009	1,311	1,529	1,592
北海道 Hokkaido	42	51	59	62	62
東北 Tohoku	67	92	113	121	122
関東・甲信越 Kanto, Koshin-Etsu	266	327	454	574	603
東海・北陸 Tokai, Hokuriku	116	141	179	214	224
近畿 Kinki	131	169	220	240	241
中国・四国 Chugoku, Shikoku	77	101	127	140	155
九州・沖縄 Kyushu, Okinawa	108	128	159	178	185



無担保ローン顧客属性(アイフル) Customer Attributes for Unsecured Loans (Aiful)

男女別口座割合
Share of Accounts by Gender



男性
Male
女性
Female

2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
男性 Male	68.6	68.4	68.5
女性 Female	31.4	31.6	31.5

年齢別口座割合
Share of Accounts by Age Group



20歳以上30歳未満
Age 20-29
30歳以上40歳未満
Age 30-39
40歳以上50歳未満
Age 40-49
50歳以上
Age 50-

2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
20歳以上30歳未満 Age 20-29	28.5	28.0	27.5
30歳以上40歳未満 Age 30-39	25.3	25.8	26.4
40歳以上50歳未満 Age 40-49	21.2	20.4	19.9
50歳以上 Age 50-	25.0	25.7	26.2

保険別口座割合
Share of Accounts by Type of Health Insurance



会社員（社会保険）
Employee (Social Insurance)
会社員（国民健康保険）
Employee (National Health Insurance)
自営業者他
Other

2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
会社員（社会保険） Employee (Social Insurance)	57.4	55.5	53.8
会社員（国民健康保険） Employee (National Health Insurance)	27.9	30.0	31.9
自営業者他 Other	14.6	14.4	14.2

貸付金額別口座割合
Share of Accounts by Loans Outstanding



10万円未満
Less than ¥100,000
10万円以上20万円未満
¥100,000 - ¥200,000
20万円以上30万円未満
¥200,000 - ¥300,000
30万円以上40万円未満
¥300,000 - ¥400,000
40万円以上50万円未満
¥400,000 - ¥500,000
50万円以上
¥500,000 or More

2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
10万円未満 Less than ¥100,000	9.4	8.8	8.7
10万円以上20万円未満 ¥100,000 or More but Less Than ¥200,000	12.1	12.1	11.9
20万円以上30万円未満 ¥200,000 or More but Less Than ¥300,000	11.2	11.2	10.9
30万円以上40万円未満 ¥300,000 or More but Less Than ¥400,000	13.1	13.1	12.9
40万円以上50万円未満 ¥400,000 or More but Less Than ¥500,000	40.9	39.7	39.1
50万円以上 ¥500,000 or More	13.4	15.2	16.6

勤続年数別口座割合
Share of Accounts by Length of Employment



1年未満
Under 1 Year
1年～3年未満
1-3 Years
3年～5年未満
3-5 Years
5年～10年未満
5-10 Years
10年以上
10 Years and Over
2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
1年未満 Under 1 Year	5.7	5.7	5.4
1年～3年未満 1-under 3 Years	16.8	16.6	16.7
3年～5年未満 3-under 5 Years	14.9	15.0	14.9
5年～10年未満 5-under 10 Years	25.1	24.8	24.8
10年以上 10 Years and Over	37.5	38.0	38.3

年収別口座割合
Share of Accounts by Annual Income



200万円未満
Less than ¥2,000,000
200万円以上300万円未満
¥2,000,000 - ¥3,000,000
300万円以上400万円未満
¥3,000,000 - ¥4,000,000
400万円以上500万円未満
¥4,000,000 - ¥5,000,000
500万円以上
¥5,000,000 or More
2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
200万円未満 Less than ¥2,000,000	10.6	11.2	12.1
200万円以上300万円未満 ¥2,000,000 or More but Less Than ¥3,000,000	17.0	17.2	17.4
300万円以上400万円未満 ¥3,000,000 or More but Less Than ¥4,000,000	24.0	24.4	24.6
400万円以上500万円未満 ¥4,000,000 or More but Less Than ¥5,000,000	18.0	17.5	17.1
500万円以上 ¥5,000,000 or More	30.4	29.7	28.9



有担保ローン顧客属性(アイフル) Customer Attributes for Secured Loans (Aiful)

男女別口座割合
Share of Accounts by Gender



男性
Male
女性
Female

2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
男性 Male	78.3	78.5	78.4
女性 Female	21.7	21.5	21.6

年齢別口座割合
Share of Accounts by Age Group



20歳以上30歳未満
Age 20-29
30歳以上40歳未満
Age 30-39
40歳以上50歳未満
Age 40-49
50歳以上
Age 50-

2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
20歳以上30歳未満 Age 20-29	1.9	2.0	1.9
30歳以上40歳未満 Age 30-39	12.2	12.1	11.9
40歳以上50歳未満 Age 40-49	28.8	27.2	26.3
50歳以上 Age 50-	57.1	58.7	59.9

保険別口座割合
Share of Accounts by Type of Health Insurance



会社員（社会保険）
Employee (Social Insurance)
会社員（国民健康保険）
Employee (National Health Insurance)
自営業者他
Other

2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
会社員（社会保険） Employee (Social Insurance)	55.3	53.5	51.7
会社員（国民健康保険） Employee (National Health Insurance)	15.9	18.0	19.3
自営業者他 Other	28.9	28.5	29.0

貸付金額別口座割合
Share of Accounts by Loans Outstanding



100万円未満
Less than ¥1,000,000
100万円以上500万円未満
¥1,000,000 - ¥5,000,000
500万円以上1000万円未満
¥5,000,000 - ¥10,000,000
1000万円以上5000万円未満
¥10,000,000 - ¥50,000,000

2002/3

%

Fiscal Year to:	2000/3	2001/3	2002/3
100万円未満 Less than ¥1,000,000	7.7	5.9	4.5
100万円以上500万円未満 ¥1,000,000 or More but Less Than ¥5,000,000	79.7	80.1	80.7
500万円以上1000万円未満 ¥5,000,000 or More but Less Than ¥10,000,000	9.5	11.2	12.4
1000万円以上5000万円未満 ¥10,000,000 or More but Less Than ¥50,000,000	4.0	2.7	2.3



Customer Attributes for Small Business Loans (Aiful) 事業者ローン顧客属性(アイフル)

男女別口座割合
Share of Accounts by Gender


男性
Male
女性
Female

2002/3

Fiscal Year to:	2000/3	2001/3	% 2002/3
男性 Male	81.1	81.8	83.6
女性 Female	18.9	18.2	16.4

年齢別口座割合
Share of Accounts by Age Group


20歳以上30歳未満
Age 20-29
30歳以上40歳未満
Age 30-39
40歳以上50歳未満
Age 40-49
50歳以上
Age 50-

2002/3

Fiscal Year to:	2000/3	2001/3	% 2002/3
20歳以上30歳未満 Age 20-29	5.4	4.9	4.6
30歳以上40歳未満 Age 30-39	18.6	19.8	18.3
40歳以上50歳未満 Age 40-49	28.6	27.2	25.6
50歳以上 Age 50-	47.4	48.0	51.6

保険別口座割合
Share of Accounts by Type of Health Insurance


会社員（社会保険）
Employee (Social Insurance)
会社員（国民健康保険）
Employee (National Health Insurance)
自営業者他
Other

2002/3

Fiscal Year to:	2000/3	2001/3	% 2002/3
会社員（社会保険） Employee (Social Insurance)	0.1	0.1	0.1
会社員（国民健康保険） Employee (National Health Insurance)	0.2	0.2	0.2
自営業者他 Other	99.7	99.7	99.7

貸付金額別口座割合
Share of Accounts by Loans Outstanding


100万円未満
Less than ¥1,000,000
100万円以上200万円未満
¥1,000,000 - ¥2,000,000
200万円以上
¥2,000,000 or More

2002/3

Fiscal Year to:	2000/3	2001/3	% 2002/3
100万円未満 Less than ¥1,000,000	44.5	46.5	44.1
100万円以上200万円未満 ¥1,000,000 or More but Less Than ¥2,000,000	54.2	51.4	52.8
200万円以上 ¥2,000,000 or More	1.3	2.1	3.1



個別財務諸表(アイフル)
Non-Consolidated Financial Statements

貸借対照表

百万円/Millions of Yen

資産の部	Assets Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
流動資産	**Current Assets**	**781,577**	**898,800**	**1,072,443**	**1,239,217**	**1,392,017**
現金及び預金	Cash and Cash Equivalents	80,115	72,218	80,281	95,768	93,392
営業貸付金	Loans	702,445	837,981	1,001,080	1,159,734	1,313,690
有価証券	Marketable Securities	—	500	1,600	—	—
販売用不動産	Property for Sale	3,544	2,997	900	818	668
仕掛不動産	Property for Sale in Progress	687	132	1,243	1,622	—
貯蔵品	Stored Goods	30	13	13	13	11
前払費用	Prepaid Expenses	5,625	5,567	4,606	4,172	3,495
繰延税金資産	Deferred Tax Assets	—	—	9,006	9,240	7,589
未収収益	Accrued Income	5,581	6,728	8,262	10,372	12,246
短期貸付金	Short-term Loans	209	221	232	236	7,183
関係会社短期貸付金	Short-term Loans to Affiliates	—	—	—	200	—
信託受益権	Investment in Trust	5,000	1,000	1,999	—	—
自己株式	Treasury Stock	—	0	0	0	—
その他	Other	452	500	841	2,154	12,429
貸倒引当金	Allowance for Bad Debts	-22,115	-29,061	-37,625	-45,115	-58,689
固定資産	**Fixed Assets**	**95,148**	**97,426**	**109,503**	**345,880**	**348,059**
有形固定資産	Tangible Fixed Assets	65,577	66,723	67,452	67,389	23,306
建物	Buildings	15,535	15,313	14,859	17,339	9,393
構築物	Structures	1,586	2,217	2,772	2,969	2,721
機械装置	Machinery	129	110	90	89	12
車両	Vehicles	—	—	1	0	0
器具備品	Equipment & Fixtures	5,948	5,873	5,674	5,753	5,894
土地	Land	42,287	43,097	42,974	41,212	5,283
建設仮勘定	Construction in Progress	90	109	1,079	25	—
無形固定資産	Intangible Fixed Assets	573	581	3,873	2,966	2,952
ソフトウェア	Software	—	—	3,289	2,365	2,353
電話加入権	Telephone Rights	569	577	580	598	596
その他	Other	4	4	3	3	2
投資等	Investment and Other Fixed Assets	28,996	30,121	38,178	275,524	321,800
投資有価証券	Investment in Securities	3,476	6,575	6,001	4,888	6,539
関係会社株式	Stock in Affiliated Companies	71	71	287	109,745	105,724
関係会社社債	Bond of Affiliated Companies	—	—	96	—	—
出資金	Investments in Equity Other than Capital Stock	3,911	548	3,330	3,308	3,054
長期貸付金	Long-term Loans	210	150	10,190	8,675	8,640
株主・従業員長期貸付金	Long-term Loans to Shareholders and Employees	3,017	6,032	4,534	30	31
関係会社長期貸付金	Long-term Loans to Affiliated Companies	2,971	2,971	3,015	117,550	160,543
破産・更生債権等	Claims in Bankruptcy	18,218	16,611	16,011	11,844	14,267
長期前払費用	Long-term Prepaid Expenses	5,830	5,071	1,616	2,172	1,565
繰延税金資産	Deferred Tax Assets	—	—	997	1,644	4,347
敷金及び保証金	Lease Deposits and Guarantees	7,476	8,038	8,474	8,549	8,652
繰延ヘッジ損失	Loss on Deferred Hedge	—	—	—	20,090	22,930
その他	Other	3,026	3,000	2,717	2,852	2,723
貸倒引当金	Allowance for Bad Debts	-19,213	-18,948	-19,094	-15,828	-17,220
繰延資産	**Deferred Assets**	**—**	**296**	**521**	**1,311**	**790**
社債発行費	Bond Issuing Expenses	—	296	521	1,311	790
資産合計	**Total Assets**	**876,726**	**996,523**	**1,182,468**	**1,586,409**	**1,740,868**

百万円/Millions of Yen

負債の部	Liabilities Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
流動負債	**Current Liabilities**	**398,646**	**345,716**	**355,008**	**421,894**	**492,369**
支払手形	Notes Payable-Trade	3,493	2,228	2,482	3,773	3,572
買掛金	Accounts Payable-Trade	32	37	32	31	26
短期借入金	Short-term loans Debt	68,000	28,900	13,700	17,500	14,000
一年以内償還予定社債	Current Portion of Bonds	—	—	30,000	36,000	71,000
一年以内返済予定長期借入金	Current Portion of Long-term Debt	270,189	258,663	260,307	312,256	359,785
コマーシャルペーパー	Commercial Paper	30,000	30,000	15,000	15,000	15,000
未払金	Trade Accounts Payable	2,931	3,185	3,869	6,008	5,913
未払法人税等	Income Taxes Payable	21,162	19,476	25,141	25,530	15,911
未払費用	Accrued Expenses Payable	674	1,121	1,926	2,847	3,996
預り金	Deposits	256	317	322	356	482
前受収益	Income in Advance	10	15	16	25	4
賞与引当金	Accrued Bonuses	1,757	1,585	1,981	2,192	2,452
その他	Other	137	186	227	373	224
固定負債	**Long-term Liabilities**	**331,825**	**447,057**	**574,557**	**861,914**	**828,005**
社債	Bonds	—	80,500	139,500	341,500	351,500
長期借入金	Long-term Debts	330,314	365,111	433,661	496,917	451,693
退職給与引当金	Allowance for Prior Retirement Benefits	210	168	126	—	—
退職給付引当金	Allowance for Retirement Benefits for Employees	—	—	—	2,115	1,338
役員退職慰労金引当金	Allowance for Retirement Benefits for Directors	850	891	909	945	1,056
金利スワップ	Interest Swaps	—	—	—	20,090	22,304
その他	Other	449	386	360	345	111
負債合計	**Total Liabilities**	**730,471**	**792,774**	**929,565**	**1,283,808**	**1,320,374**

資本の部	Shareholders' Equity					
資本金	**Common Stock**	**23,208**	**39,752**	**39,752**	**39,788**	**83,317**
資本準備金	**Additional Paid-in Capital**	**25,372**	**41,912**	**41,912**	**46,310**	**89,830**
利益準備金	**Surplus Reserve**	**231**	**635**	**951**	**1,301**	**1,566**
その他の剰余金	**Retained Earnings**	**97,442**	**121,448**	**170,285**	**214,968**	**248,085**
任意積立金	General Reserve	71,622	91,622	116,422	164,422	207,422
当期未処分利益	Unappropriated Retained Earnings for the Period	25,820	29,826	53,863	50,546	40,663
その他有価証券評価差額金	**Differences in Revaluation of Other Marketable Securities**	**—**	**—**	**—**	**231**	**-260**
自己株式	**Treasury Stock**	**—**	**—**	**—**	**—**	**-2,045**
資本合計	**Total Shareholders' Equity**	**146,255**	**203,748**	**252,902**	**302,601**	**420,493**

負債資本合計	Total Liabilities and Shareholders' Equity	876,726	996,523	1,182,468	1,586,409	1,740,868

個別財務諸表（アイフル）
Non-Consolidated Financial Statements

損益計算書 Statements of Income

百万円/Millions of Yen

	Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
営業収益	**Operating Revenue**	**179,394**	**204,957**	**238,532**	**270,827**	**307,272**
営業貸付金利息	Interest on Loans to Customers	171,478	196,525	229,693	262,580	296,034
無担保ローン	Unsecured Loans	157,568	174,846	199,162	224,718	249,088
有担保ローン	Secured Loans	13,676	19,815	27,503	34,974	43,054
事業者ローン	Small Business Loans	233	1,864	3,027	2,888	3,891
その他の金融収益	Other Financial Revenue	159	435	251	338	230
預金利息	Interest on Bank Deposit	146	408	94	96	30
有価証券利息	Interest on Marketable Securities	2	4	1	0	0
貸付金利息	Interest on Loans	8	9	154	240	199
その他	Other	2	13	1	1	0
その他の営業収益	Other Operating Revenue	7,756	7,995	8,587	7,908	11,007
受取保証料	Loan Guarantee Fee	—	—	—	2	83
不動産売上高	Sales of Property	1,574	1,030	1,086	40	2,823
サービス事業売上高	Revenue from Service Business	1,753	1,749	1,474	1,303	1,246
償却債権回収額	Bad Debts Write-off Recovery	2,382	2,620	3,144	3,325	3,779
その他	Other	2,046	2,594	2,881	3,236	3,074
営業費用	**Operating Expenses**	**121,458**	**133,059**	**151,095**	**167,507**	**196,830**
金融費用	Financial Expenses	20,630	22,446	25,590	28,682	33,377
借入金利息	Interest Expenses	19,623	20,140	20,925	20,656	21,124
社債利息	Interest on Bond	—	650	3,139	5,949	9,704
その他	Other	1,007	1,655	1,526	2,075	2,549
売上原価	Cost of Sales	1,886	1,483	1,634	435	3,025
不動産売上原価	Cost of Sales of Property	1,449	1,001	1,208	56	2,677
サービス事業売上原価	Cost of Sales of Service Business	437	481	426	378	348
その他の営業費用	Other Operating Expenses	98,941	109,129	123,870	138,389	160,426
貸倒関連費用	Bad Debt Costs	22,108	32,974	38,918	47,289	65,300
貸倒損失	Loan Losses	0	3,913	1,293	2,174	6,611
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	22,108	29,061	37,625	45,115	58,689
広告宣伝費	Advertising Expenses	13,144	12,814	13,303	17,042	19,274
支払手数料	Commissions	6,921	9,142	10,806	10,462	9,769
人件費	Salaries	20,204	22,229	25,084	26,077	26,501
役員報酬	Directors' Salaries and Remuneration	347	361	369	381	415
従業員給与賞与等	Employees' Salaries	15,469	17,409	19,466	20,953	20,579
その他	Other	4,388	4,458	5,248	4,742	5,506
賃借料・地代家賃	Rent Fees & Land Rent	11,831	13,331	14,866	14,994	15,001
消耗品費・修繕費	Supplies & Repairs	3,427	4,106	4,579	3,925	4,183
通信費	Communication Expenses	2,357	2,532	3,056	3,403	3,921
保険料	Insurance Premiums	2,317	2,575	3,013	3,358	3,431
減価償却費	Depreciation Expense	3,075	3,152	3,021	4,201	4,465
事業税	Enterprise Taxes	7,452	—	—	—	—
その他	Other	6,100	6,270	7,218	7,633	8,576
営業利益	**Operating Income**	**57,936**	**71,897**	**87,437**	**103,319**	**110,442**

百万円/Millions of Yen

	Fiscal Year to:	1998/3	1999/3	2000/3	2001/3	2002/3
営業外収益	Non-operating Income	786	579	667	1,726	4,570
貸付金利息	Interest on loans	19	98	175	810	3,651
受取配当金	Cash Dividends	31	35	71	88	29
保険配当金	Dividend on insurance	427	181	198	474	530
匿名組合出資益	Investment in Anonymous Association	66	84	31	66	—
雑収入	Miscellaneous Receipts	240	179	191	285	357
営業外費用	Non-operating Expenses	2,827	3,632	3,095	1,673	7,496
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	798	572	1,451	1,060	2,371
投資有価証券評価損	Loss on Valuation of Investment Securities	656	334	811	—	—
販売用不動産評価損	Write-down of Property for Sale	263	561	327	102	47
新株発行費	New Share Issuing Expenses	993	1,863	—	—	4,234
社債発行費償却	Amortization of Bond Issuing Expenses	—	182	254	187	72
雑損失	Miscellaneous Losses	116	188	250	322	770
経常利益	**Ordinary Income**	**55,894**	**68,843**	**85,009**	**103,372**	**107,515**
特別利益	Extraordinary Income	122	196	63	76	367
固定資産売却益	Sale of Fixed Assets	—	—	—	—	72
投資有価証券売却益	Sale of Investment Securities	—	—	—	—	84
貸倒引当金戻入額	Allowance for Bad Debts from Previous Year	122	196	63	76	210
特別損失	Extraordinary Losses	529	4,280	362	10,973	35,229
固定資産売却損	Loss on Sale of Fixed Assets	—	—	83	1,551	31,257
固定資産除却損	Loss on Disposal of Fixed Assets	123	248	213	314	711
販売用不動産評価損過年度相当額	Loss on Revaluation of Real Estate for Sale	—	—	30	—	2,147
リース解約損	Loss on Cancellation of Leases	246	—	34	60	30
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	—	615	—	998	351
貸倒損失	Loan Losses	—	—	—	5,500	118
匿名組合出資損失	Loss on Investments in Leveraged Lease Partnership	—	1,999	—	—	—
投資有価証券売却損	Loss on Sale of Investment Securities	—	1,335	—	—	—
投資有価証券評価損	Loss on Revaluation of Investment Securities	—	80	—	1,531	549
子会社株式売却損	Loss on Sale of subsidiaries' stocks	—	—	—	—	41
ゴルフ会員権評価損	Loss on Revaluation of Golf Club Memberships	—	—	—	26	21
退職給付会計変更時差異	Differences of Change in Retirement Benefit Accounting	—	—	—	991	—
その他	Other	159	—	—	—	—
税引前当期純利益	**Income before Income Taxes**	**55,488**	**64,759**	**84,710**	**92,475**	**72,653**
法人税・住民税等	Corporate & Local Taxes	30,484	29,262	34,395	36,483	28,309
事業税	Enterprise Taxes	—	7,049	8,003	8,528	6,692
法人税等調整額	Adjustment on Corporate Tax, etc.	—	—	1,793	1,048	696
当期純利益	**Net Income**	**25,003**	**28,448**	**44,104**	**48,512**	**38,349**
前期繰越利益	Retained Earnings Brought Forward	816	2,920	3,399	3,901	4,648
過年度税効果調整額	Prior Year Adjustment Tax Effect	—	—	8,211	—	—
中間配当額	Interim Dividends	—	1,402	1,683	1,697	2,334
中間配当に伴う利益準備金積立額	Surplus Reserve for Interim Period Dividends	—	140	168	169	—
当期未処分利益	Unappropriated Retained Earnings	25,820	29,826	53,863	50,546	40,663

※1999年3月期より、財務諸表等規則の改訂にともない、従来営業費用に計上しておりました事業税は、法人税・住民税・事業税に計上しております。
Enterprise tax, which was previously calculated as part of Operating Expenses, has been included in Corporate, Local and Enterprise Taxes from the period ending March 1999, following changes in accounting regulations.

営業データ(ライフ) Operating Data (Life)

注：営業債権ベース
Note : Managed Asset Basis

営業資産合計 Balance



(百万円/Millions of Yen)
割賦売掛金
Installment Receivable
営業貸付金残高
Loans Outstanding
信用保証売掛金
Guarantee Recievable
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
合計 Total	606,313	612,509
割賦売掛金 Installment Receivable	225,376	224,213
営業貸付金残高 Loans Outstanding	196,559	250,903
信用保証売掛金 Guarantee Receivable	184,378	137,392

割賦売掛金 Installment Receivable



(百万円/Millions of Yen)
総合あっせん
Credit Card Shopping
個品あっせん
Per Item Credit
その他
Other
250,000
200,000
150,000
100,000
50,000
0
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
合計 Total	225,376	224,213
総合あっせん Credit Card Shopping	63,079	61,513
個品あっせん Per Item Credit	162,275	162,671
その他 Other	22	24

営業貸付金残高 Loans Outstanding



(百万円/Millions of Yen)
カードキャッシング
Card Cashing
キャッシュプラザ
Consumer Finance (Cash Plaza)
その他
Other
300,000
250,000
200,000
150,000
100,000
50,000
0
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
合計 Total	196,559	250,903
カードキャッシング Card Cashing	129,989	160,138
キャッシュプラザ Consumer Finance (Cash Plaza)	64,401	89,560
その他 Other	2,168	1,204

信用保証売掛金 Guarantee Receivable



(百万円/Millions of Yen)
パートナー
Partner Loan
銀行保証
Bank Loan
住宅
Home Loan
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
合計 Total	184,378	137,392
パートナー Partner Loan	54,499	22,627
銀行保証 Bank Loan	79,248	69,287
住宅 Home Loan	50,631	45,477

営業収益・当期純利益
Operating Income and Net Income



(百万円/Millions of Yen)
営業収益(営業債権ベース)
Operating Income (Managed Asset Basis)
営業収益(会計上)
Operating Income (On-Balance)
当期純利益
Net Income
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
営業収益（営業債権ベース） Operating Income (Managed Asset Basis)	—	79,824
営業収益（会計上） Operating Income (On-Balance)	—	74,012
当期純利益 Net Income	—	10,908

買上実績
Purchase Results



(百万円/Millions of Yen)
個品あっせん
Per Item Credit
ショッピング
Shopping
キャッシング
Cashing
600,000
500,000
400,000
300,000
200,000
100,000
0
'01/3
'02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
個品あっせん Per Item Credit	67,156	104,531
カード事業 Card Shopping	370,077	425,446
ショッピング Shopping	219,167	233,633
キャッシング Cashing	150,909	191,813

有効カード会員数
Number of Card Holders



(千人/Thousands)
プロパー
Proper
提携
Affinity
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
'01/3
'02/3

千人/Thousands

Fiscal Year to:	2001/3	2002/3
有効カード会員数 Number of Card Holders	7,483	8,716
プロパー Proper	847	1,387
提携 Affinity	6,636	7,328

新規発行枚数
Number of New Issue



(千枚/Thousands)
プロパー
Proper
提携
Affinity
2,500
2,000
1,500
1,000
500
0
'01/3
'02/3

千枚/Thousands

Fiscal Year to:	2001/3	2002/3
新規発行枚数 Number of New Issue	1,951	1,794
プロパー Proper	74	177
提携 Affinity	1,877	1,617

損益計算書(ライフ)
Statement of Income (LIFE)

営業債権ベース (Managed Asset Basis)

百万円/Millions of Yen

		Fiscal Year to: 2002/3
営業収益	**Operating Revenue**	**79,824**
割賦売掛金収益	Installment Receivable	19,020
総合斡旋	Credit Card Shopping	7,177
個品斡旋	Per Item Shopping Loan	11,565
その他	Other	277
営業貸付収益	Loans (Cash Advance)	51,387
カードキャッシング	with Credit Card	32,007
キャッシュプラザ	with Loan Card (Cash Plaza)	19,352
その他融資	Other	27
信用保証	Guarantee	3,992
その他の金融収益	Other Financial Revenue	294
その他の営業収益	Other Operating Revenue	5,130
償却債権回収額	Bad Debt Recovery	1,684
その他の業務収入	Other	3,445
営業費用	**Operating Expenses**	**77,891**
金融費用	Financial Expenses	9,235
貸倒関連費用	Bad Debt Costs	17,397
その他の営業費用	Other Operating Expenses	51,258
広告宣伝費	Advertising Expenses	4,583
人件費	Salaries	14,969
その他	Other	31,706
販売費	Sales Cost	11,187
システム費	System Cost	8,764
施設費	Rent Cost	4,826
管理費	Admin Cost	6,927
営業利益	**Operating Income**	**1,933**
営業外利益	Non-operating Income	505
営業外費用	Non-operating Expenses	33
経常利益	**Ordinary Income**	**2,404**
特別利益	Extraordinary Income	1,375
特別損失	Extraordinary Losses	233
税引前利益	**Income before Income Taxes**	**3,547**
法人税·住民税及び事業税	Income Taxes	98
法人税等調整額	Effect of a Tax Consequences	7,459
当期純利益	**Net Income**	**10,908**

注：「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権を含めた数値です。
Note : The data currently described as "Managed asset basis" is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

会計上 (on-Balance)

百万円/Millions of Yen

	Fiscal Year to:	2002/3
営業収益	**Operating Revenue**	**74,012**
割賦売掛金収益	Installment Receivable	16,712
総合斡旋	Credit Card Shopping	6,699
個品斡旋	Per Item Shopping Loan	10,012
その他	Other	—
営業貸付収益	Loans (Cash Advance)	47,883
カードキャッシング	with Credit Card	29,676
キャッシュプラザ	with Loan Card (Cash Plaza)	18,101
その他融資	Other	105
信用保証	Guarantee	3,992
その他の金融収益	Other Financial Revenue	294
その他の営業収益	Other Operating Revenue	5,130
償却債権回収額	Bad Debt Recovery	1,684
その他の業務収入	Other	3,445
営業費用	**Operating Expenses**	**72,079**
金融費用	Financial Expenses	3,423
貸倒関連費用	Bad Debt Costs	17,397
その他の営業費用	Other Operating Expenses	51,258
広告宣伝費	Advertising Expenses	4,583
人件費	Salaries	14,969
その他	Other	31,706
販売費	Sales Cost	11,187
システム費	System Cost	8,764
施設費	Rent Cost	4,826
管理費	Admin Cost	6,927
営業利益	**Operating Income**	**1,933**
営業外利益	Non-operating Income	505
営業外費用	Non-operating Expenses	33
経常利益	**Ordinary Income**	**2,404**
特別利益	Extraordinary Income	1,375
特別損失	Extraordinary Losses	233
税引前利益	**Income before Income Taxes**	**3,547**
法人税·住民税及び事業税	Income Taxes	98
法人税等調整額	Effect of a Tax Consequences	7,459
当期純利益	**Net Income**	**10,908**

営業データ(ハッピークレジット)

営業貸付金残高
Loans Outstanding

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
営業貸付金残高 Loans Outstanding	27,106	32,428
増減率 (%) YOY (%)	—	19.6

口座数
Number of Customer Accounts

口座/Number

Fiscal Year to:	2001/3	2002/3
口座数 Number of Customer Accounts	87,543	105,771
増減率 (%) YOY (%)	—	20.7

新規獲得件数・成約率
Number of New Accounts

件/Number

Fiscal Year to:	2001/3	2002/3
新規獲得件数 Number of New Accounts	26,616	37,318
成約率 (%) Acceptance Ratio (%)	56.3	55.5

損益計算書

百万円/Millions of Yen

	Fiscal Year to:	※2001/3	2002/3
営業収益	**Operating Revenue**	**6,089**	**7,987**
営業貸付金利息	Interest Income	5,934	7,793
その他	Other	155	194
営業費用	**Operating Expenses**	**6,584**	**7,439**
金融費用	Financial Expenses	600	761
広告宣伝費	Advertising Expenses	310	498
貸倒費用	Bad Debt Costs	3,682	3,984
人件費	Salaries	927	1,030
その他	Other	1,062	1,165
営業利益	**Operating Income**	**-495**	**547**
営業外収益	Non-operating Income	7	3
営業外費用	Non-operating Expenses	0	3
経常利益	**Ordinary Income**	**-488**	**548**
特別利益	Extraordinary Income	0	0
特別損失	Extraordinary Losses	0	99
税引前利益	**Income before Income Taxes**	**-488**	**449**
法人税・住民税及び事業税	Income Taxes	746	440
法人税等調整額	Effect of a Tax Consequences	870	143
当期純利益	**Net Income**	**-363**	**152**

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まれていません。
Figures for April 1 through May 31 are not included due to the fact that the company became a consolidated subsidiary as of June 1, 2000.

営業データ(信和)

営業貸付金残高
Loans Outstanding

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
営業貸付金残高 Loans Outstanding	16,861	21,169
増減率 (%) YOY (%)	—	25.5

口座数
Number of Customer Accounts

口座/Number

Fiscal Year to:	2001/3	2002/3
口座数 Number of Customer Accounts	47,109	57,688
増減率 (%) YOY (%)	—	22.4

新規獲得件数・成約率
Number of New Accounts

件/Number

Fiscal Year to:	2001/3	2002/3
新規獲得件数 Number of New Accounts	11,031	19,161
成約率 (%) Acceptance Ratio (%)	44.7	34.6

損益計算書

百万円/Millions of Yen

	Fiscal Year to:	※2001/3	2002/3
営業収益	**Operating Revenue**	**3,752**	**5,249**
営業貸付金利息	Interest Income	3,721	5,204
その他	Other	30	45
営業費用	**Operating Expenses**	**2,513**	**4,342**
金融費用	Financial Expenses	355	364
広告宣伝費	Advertising Expenses	299	416
貸倒費用	Bad Debt Costs	735	2,133
人件費	Salaries	416	486
その他	Other	707	941
営業利益	**Operating Income**	**1,238**	**907**
営業外収益	Non-operating Income	40	21
営業外費用	Non-operating Expenses	74	15
経常利益	**Ordinary Income**	**1,203**	**913**
特別利益	Extraordinary Income	1	49
特別損失	Extraordinary Losses	63	208
税引前利益	**Income before Income Taxes**	**1,141**	**754**
法人税・住民税及び事業税	Income Taxes	446	740
法人税等調整額	Effect of a Tax Consequences	-86	333
当期純利益	**Net Income**	**609**	**347**

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まれていません。
Figures for April 1 through May 31 are not included due to the fact that the company became a consolidated subsidiary as of June 1, 2000.

営業データ(ビジネクスト)

営業貸付金残高
Loans Outstanding

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
営業貸付金残高 Loans Outstanding	—	8,116

口座数
Number of Customer Accounts

口座/Number

Fiscal Year to:	2001/3	2002/3
口座数 Number of Customer Accounts	—	5,599

新規獲得件数・成約率
Number of New Accounts

件/Number

Fiscal Year to:	2001/3	2002/3
新規獲得件数 Number of New Accounts	—	4,886
成約率 (%) Acceptance Ratio (%)	—	27.0

損益計算書

百万円/Millions of Yen

	Fiscal Year to:	2002/3
営業収益	**Operating Revenue**	**366**
営業貸付金利息	Interest Income	366
その他	Other	0
営業費用	**Operating Expenses**	**3,037**
金融費用	Financial Expenses	29
広告宣伝費	Advertising Expenses	1,860
貸倒費用	Bad Debt Costs	378
人件費	Salaries	297
その他	Other	472
営業利益	**Operating Income**	**-2,671**
営業外収益	Non-operating Income	75
営業外費用	Non-operating Expenses	0
経常利益	**Ordinary Income**	**-2,595**
特別利益	Extraordinary Income	0
特別損失	Extraordinary Losses	0
税引前利益	**Income before Income Taxes**	**-2,595**
法人税·住民税及び事業税	Income Taxes	5
法人税等調整額	Effect of a Tax Consequences	—
当期純利益	**Net Income**	**-2,600**

Operating Data (Sanyo) 営業データ(山陽信販)

営業資産合計
Balance

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3
営業資産合計 Balance	—	11,387
営業貸付金残高 Loans Outstanding	—	9,646
割賦売掛金 Installment Receivable	—	1,740

口座数
Number of Customer Accounts

口座/Number

Fiscal Year to:	2001/3	2002/3
口座数 Number of Customer Accounts	—	26,902

新規獲得件数
Number of New Accounts

件/Number

Fiscal Year to:	2001/3	2002/3
新規獲得件数 Number of New Accounts	—	5,153

損益計算書

百万円/Millions of Yen

	Fiscal Year to:	2002/3
営業収益	**Operating Revenue**	**2,361**
貸付金利息	Interest Income	2,341
割賦売掛金	Installment Receivable	303
営業貸付金	Loans (Cash Advance)	2,038
信用保証売掛金	Guarantee Receivable	0
その他の金融収益	Other Financial Revenue	0
その他の営業収益	Other Operating Revenue	19
営業費用	**Operating Expenses**	**2,448**
金融費用	Financial Expenses	285
広告宣伝費	Advertising Expenses	211
貸倒関連費用	Bad Debt Costs	752
人件費	Salaries	504
その他	Other	694
営業利益	**Operating Income**	**-86**
営業外収益	Non-operating Income	13
営業外費用	Non-operating Expenses	6
経常利益	**Ordinary Income**	**-79**
特別利益	Extraordinary Income	0
特別損失	Extraordinary Losses	584
税引前利益	**Income before Income Taxes**	**-663**
法人税・住民税及び事業税	Income Taxes	1
法人税等調整額	Effect of a Tax Consequences	275
当期純利益	**Net Income**	**-389**

株式情報 Stock Information

2002年3月末現在
As of end March 2002

株式情報
Stock Information

発行する株式の総数（株） Total number of Stocks to be issued	224,000,000
発行済株式の総数（株） Total number of Stocks issued	93,376,000
株主数（名） Number of shareholders	7,857

大株主
Shareholders' Information

千株/Thousands of Shares, %

	持株数/ Number of shares	比率/ Ratio	株主名	Shareholders Name
1	27,681	29.64	福田　吉孝	Yoshitaka Fukuda
2	8,901	9.53	㈱山勝	Yamakatsu Co., Ltd.
3	8,181	8.76	㈱丸高	Marutaka Co., Ltd.
4	3,797	4.07	エリオリース㈱	Erio Lease Co., Ltd.
5	2,729	2.92	ステート・ストリート・バンク・アンド・トラスト・カンパニー	State Street Bank and Trust Company
6	2,422	2.59	福田　安孝	Yasutaka Fukuda
7	2,305	2.47	ボストンセーフデポズィットビーエスディーティー・トリーティー・クライアンツ・オムニバ	Boston Safe Deposit BSDT Treaty Clients Omniba
8	1,956	2.09	ゴールドマン・サックス・インターナショナル	Goldman Sachs International
9	1,586	1.70	三菱信託銀行㈱（信託口）	Mitubishi Trust and Banking Corporation (Trustee)
10	1,519	1.63	日本トラスティ・サービス信託銀行㈱（信託口）	Japan Trustee Services Bank,Ltd. (Trustee)

株式分布状況（所有者別）
Distribution of Stocks (by Shareholders)



個人・その他
Indivisuals and Others
金融機関等
Financial Institutions
その他の法人
Other Corporate Institutions
外国法人等
Foreign Corporate Institutions

株/shares, %

	持株数/Number of Shares	比率/Ratio
合計 Total	93,376,000	100.00
個人・その他 Individuals and Others	32,925,608	35.26
金融機関等 Financial Institutions	15,323,985	16.41
その他の法人 Other Corporate Institutions	22,884,196	24.51
外国法人等 Foreign Corporate Institutions	22,242,211	23.82

株式分布状況（所有株数別）
Distribution of Stocks (by Amount)



5万株未満
Less than 50,000 stocks
5万株以上25万株未満
50,000-250,000 stocks
25万株以上50万株未満
250,000-500,000 stocks
50万株以上
500,000 stocks or More

株/shares, %

	持株数/Number of Shares	比率/Ratio
合計 Total	93,376,000	100.00
5万株未満 Less than 50,000 stocks	6,217,589	6.65
5万株以上25万株未満 50,000 or More but Less Than 250,000 stocks	9,802,977	10.50
25万株以上50万株未満 250,000 or More but Less Than 500,000 stocks	5,992,315	6.42
50万株以上 500,000 stocks or More	71,363,119	76.43

アイフル株式会社

本社

〒600-8420
京都府京都市下京区
烏丸通五条上る高砂町381-1

東京支社

〒104-0028
東京都中央区八重洲2-1-5
東京駅前ビル

お問い合わせ先

アイフル株式会社
東京支社
財務企画部IR課
〒104-0028
東京都中央区八重洲2-1-5
東京駅前ビル 5F
TEL： 03-3274-4561
FAX：03-3274-4579
E-mail：ir@aiful.co.jp
http://www.aiful.co.jp
http://www.ir-aiful.com

AIFUL CORPORATION

Corporate Headquarters
381-1 Takasago-cho,
Gojo-Agaru, Karasuma-Dori,
Shimogyo-ku, Kyoto 600-8420, Japan

Tokyo Office
Tokyo Ekimae Bldg.,
1-5, 2-Chome Yaesu, Chuo-ku
Tokyo 104-0028, Japan

For further information, please contact:

Tokyo Office
Investor Relations Section
Tokyo Ekimae Bldg., 5th Floor
1-5, 2-Chome Yaesu, Chuo-ku
Tokyo 104-0028, Japan
TEL： 03-3274-4561
FAX：03-3274-4579
E-mail：ir@aiful.co.jp
http://www.aiful.co.jp
http://www.ir-aiful.com

AIFUL CORPORATION

EXHIBIT 1

AIFUL CORPORATION

Consolidated
Financial Summary

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down to the nearest million yen. This document is an English translation of the Japanese-language original.

FY2002

(Ended March 31, 2002)

—Note : Forward Looking Statements—

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the AIFUL's debt and legal limits on interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale

AIFUL Corporation (8515)

May 9, 2002

Year-End Financial Statements (Consolidated)

For the year ended March 31, 2002

AIFUL Corporation (8515)

Head office:	Kyoto City
Inquiries:	Kenichi Kayama, General Manager Public Relations Department TEL (03)3274-3560
Listing exchanges:	Tokyo, Osaka
Date of the Board of Directors' meeting to approve financial statements:	May 9, 2002
The company adopted G.A.A.P.	No

Note: U.S. accounting standards have not been adopted for the purposes of these statements.

1. Consolidated Business Results for the Year Ended March 31, 2002

(April 1, 2001 – March 31, 2002)

(1) Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

	Millions of Yen – Except Per Share Data			
	Fiscal Year Ended March 31,			
	2002		2001	
Operating Revenue	397,162	41.5%	280,656	-
Operating Income	111,329	6.7%	104,333	-
Ordinary Income	102,067	1.5%	103,533	-
Net Income	35,063	(27.3)%	48,252	-
Net Income per Share (yen)	390.00yen		569.32 yen	
Net Income to Shareholders' Equity Ratio	9.6%		15.7%	
Diluted Net Income per Share (yen)	-		-	
Ordinary Income to Shareholders' Equity Ratio	5.4%		5.5%	
Operating Revenue to Ordinary Income Ratio	26.5%		36.9%	

Notes: 1) Equity method investment gain or loss for:
Fiscal year ended March 31, 2002: - million yen
Fiscal year ended March 31, 2001: - million yen

2) Average number of shares during:
Fiscal year ended March 31, 2002: 89,908,062 shares
Fiscal year ended March 31, 2001: 84,755,312 shares

3) Changes in accounting policies: None

4) Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change

(2) Consolidated Financial Position

	Millions of Yen - Rounded Down, Except Where Noted	
	Fiscal Year Ended March 31, 2002	Fiscal Year Ended March 31, 2001
Total Assets	2,029,633	1,865,537
Shareholders' Equity	421,343	306,549
Shareholders' Equity Ratio (%)	20.8%	16.4%
Shareholders' Equity per Share(Yen)	4,523.01	3,611.74

Note: Number of shares issued and outstanding:

As of March 31, 2002: 93,155,415 shares
As of March 31, 2001: 84,875,955 shares

(3) Consolidated Cash Flows

	Millions of Yen - Rounded Down, Except Where Noted	
	Fiscal Year Ended March 31, 2002	Fiscal Year Ended March 31, 2001
Cash flow from operating activities	(183,755)	(97,559)
Cash flow from investing activities	(11,205)	(69,477)
Cash flow from financing activities	180,511	238,072
Cash and cash equivalents at the end of the period	139,126	153,435

(4) Consolidated companies and companies to which equity method accounting applies

Number of consolidated subsidiaries:	7 companies
Number of non-consolidated subsidiaries accounted for by the equity method:	0 companies
Number of affiliated companies accounted for by the equity method:	0 companies

(5) Changes to which consolidated accounting and equity method accounting apply

Consolidated subsidiaries	(Newly included): 2 companies	(Excluded): 0 companies
Equity method accounting	(Newly included): 0 companies	(Excluded): 0 companies

2. Fiscal Year 2002 Full Year Projections (April 1, 2002 - March 31, 2003) (In millions of yen, rounded down)

	Interim Period Ending, September 30, 2002	Fiscal Year Ending March 31, 2003
Operating Revenue	220,689	452,573
Ordinary Income	62,133	127,000
Net Income	32,670	66,682

Reference: Projected earnings per share for fiscal year 2002 (Fiscal year ending March 31, 2003):715.81 yen

"Caution Relating to Results Projections"

The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these projections for a variety of reasons.

1. State of the Group

The AIFUL Group is composed of AIFUL Corporation and seven related companies, four non-consolidated subsidiaries and one affiliated company. The principal business of the Company is providing consumer finance services. The Company is also developing its secured loan business as well as conducting activities in businesses such as real estate-related financing.

Business Classification		AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	Aiful Corporation	The Company, its subsidiary Happy Credit Co., Ltd. and Shinwa Co., Ltd. provide small-unsecured loans for consumers.
		Happy Credit Co., Ltd.	
		Shinwa Co., Ltd.	
		Life Co., Ltd	
		Sanyo Credit Co., Ltd.	
	Real estate-secured loan business	Aiful Corporation	The Company provides real estate-secured loans.
	Third party-guaranteed loan business	Aiful Corporation	The Company lends to small businesses.
		Businext Corporation	
	Shinpan credit business	Aiful Corporation	The Company offers card shopping, per-item shopping, loans an guarantees for consumers.
		Life Co., Ltd	
		Sanyo Credit Co., Ltd.	
	Debt-collection business	AsTry Loan Service Corporation	The Company manages and collects a full range of receivables and loans.
Other	Real estate business	Aiful Corporation	The Company buys, sells, leases, brokers and mediates real estate.
		MARUTOH Co., Ltd.	The business has not been performed since March 31, 2001.
	Restaurant and amusement businesses	Aiful Corporation	The Company manages a chain of Taiwanese family-style restaurants and operates karaoke parlors.

The organizational chart for the Company's businesses is as follows.


AIFUL Corporation
Finance Business
Other Business
Consumer finance business
Consolidated subsidiary
Happy Credit Co., Ltd.
Consolidated subsidiary
Shinwa Co., Ltd.
Consolidated subsidiary
Life Co., Ltd.
Consolidated subsidiary
Sanyo Credit Co., Ltd.
Real estate-secured loan business
Third party-guaranteed loan business
Consolidated subsidiary
Businext Corporation
Shinpan credit business
Consolidated subsidiary
Life Co., Ltd
Consolidated subsidiary
Sanyo Credit Co., Ltd.
Debt-collection business
Consolidated subsidiary
AsTry Loan Service Corporation
Real estate business
Consolidated subsidiary
MARUTOH Co., Ltd.
Restaurant and amusement businesses
Consumes

2. Management Policies

(1) Basic Management Policies

AIFUL's primary mission is to earn the support of the general public. The Company's efforts to prioritize customer convenience and become a reliable and creative general financial Group are a reflection of this basic stance. This basic policy motivates the Company's endeavors to expand business and become a source of profit for customers, stakeholders and employees into the future

(2) Basic Policies on Profit Distribution

AIFUL's basic dividend policy is to consistently distribute profits to shareholders on the basis of a comprehensive assessment of the economic and financial situation, industry trends, and the Company's own business performance. On the basis provided by this policy , AIFUL works to distribute profits to shareholders and maximize shareholder value via a medium to long-term perspective.

AIFUL utilizes its retained earnings as a strategic resource for new business growth through a variety of alternatives, such as reinvesting funds in loans and financing mergers and acquisitions. Creating resources for future growth in this way is central to AIFUL's efforts to meet investors' expectations.

(3) Management Indicator Objectives

AIFUL believes that its position in the financial industry makes it essential for management to raise efficiency in the use of assets and the returns gained on those assets. Consequently, AIFUL's chief management goal is to maximize ROA, with a medium-term goal of consolidated ROA of 3% having been set in this respect.

(4) Medium and Long-Term Business Strategies

Japan's consumer credit market is currently worth approximately 65 trillion yen, a total that includes of 16 trillion yen in retail credit and 35.7 trillion yen in consumer loans (excluding deposit and savings-secured loans). Consumer finance companies in particular have continued to see high growth in the consumer loan market, expanding from a 3% share in 1990 to a 24.8% share, worth some 8.8 trillion yen, in 2000. AIFUL has continued to grow faster than the market for consumer finance companies has expanded, but AIFUL's medium to long-term market predictions suggest that the market is likely to mature in the near future. Consequently, the Company has established the goal of becoming a general retail-sector financial company as its key management strategy. Branching out from the conventional consumer financing market in this way will allow the Company to target the 51.6 trillion yen retail consumer loan market, which includes 35.7 billion yen in consumer loans and 16 trillion yen in retail credit.

In order to realize this goal, AIFUL is promoting management strategies geared towards diversifying product lineups and sales channels. The Company will also secure the brand value of each group company whilst also producing synergistic effects through affiliations and efficient market development. With its three existing product categories of unsecured loans, small real estate-secured loans and small business loans retaining their central role, AIFUL will introduce cash flow credit as part of its product diversification strategy, thus developing and marketing new products designed to satisfy customer needs.

Moving onto strategies to diversify channels to new customers, AIFUL will form affiliations with companies active in other industries. Establishing new companies, purchasing companies through M&A, and utilizing new infrastructure such as the Internet: all these initiatives and more will tie into offering customers new levels of convenience.

Life Co., Ltd., a major credit card and consumer credit company that was purchased and made a group company in March 2001, had 8.71 million credit card holders and 70,000 affiliated stores as of March 31, 2002. Life's broad customer base and customer acquisition channels have done much to accelerate AIFUL's progress towards becoming a general financial company. AIFUL also joined forces with Sumitomo Trust and Banking Co., Ltd., in January 2001 to establish Businext Corporation, a company offering small business loans. This company, which launched operations in April 2001, will help to facilitate AIFUL's transition to a general financial company by meeting the needs of a wide range of individual entrepreneurs.

In November 2001, AIFUL established AsTry Loan Services Corporation in a joint venture with Aozora Bank Corporation. This move marked AIFUL's expansion into the debt management and collection industry. AsTry aims to succeed as a general service for management and collection of a variety of corporate investment credit by utilizing AIFUL's retail credit management and collection know-how and Aozora Bank's marketing network. Services were launched on March 1, 2002.

(5) Challenges

AIFUL has expanded and grown steadily since its establishment as a consumer finance company. As outlined above, however, the consumer credit market is expected to move into a period of stable growth, and consequently competition will become even fiercer, extending beyond the retail credit and consumer finance market segments. To prevail in this competition, AIFUL has added subsidiaries such as Life Co., Ltd., to the Group and prepared the groundwork to becoming a general retail finance company with products and marketing channels that can adapt to any situation. Pursuing synergistic effects derived from the combination of each group company's management assets—reflecting the brand concept of reliability and creativity—and endeavoring to ensure stable revenues, AIFUL will continue to build on this foundation.

(6) Policies Concerning Improvement of AIFUL's Management and Control Organization (Improving Corporate Governance)

Weekly board meetings provide a forum for in-depth discussion of day-to-day issues, management priorities, strategies and business opportunities. AIFUL's basic governance policy is to reach prompt management decisions after careful verification of all facts.

Management activities are subject to a system of check functions. AIFUL has worked to strengthen corporate governance through audits by the Company's auditing firm and its own internal auditors, in addition to regular review of investors' management-related opinions and requests by executives and division managers. Moreover, enhancing cooperation between parent company and subsidiary auditors and holding regularly scheduled group-wide management meetings also tie into the Company's rigorous corporate governance efforts.

AIFUL has handled compliance issues with an Inspection Department and a Legal Department for some time now. However, in an attempt to increase awareness of compliance issues and maintain a company-wide compliance system, AIFUL appointed a compliance committee under the Board of Directors in April 2002. This committee, which includes the Company's corporate lawyers and other external members, will gather risk-related information, implement preventive measures and educate employees to improve performance on compliance-related matters.

With regard to disclosure activities, AIFUL has established a Public Relations Department and an Investor Relations Section as specialist units to provide information to the media, shareholders and investors. In addition to AIFUL's web site (http://www.ir-aiful.com), press releases, and detailed disclosure information in the form of data books, these groups also arrange briefings for journalists, investors and analysts, and respond to media requests for information. AIFUL regards the disclosure of corporate information as an important obligation of a listed company.

3. Results of Operations

(1) Summary of Operations

Business Environment

In the fiscal year ended March 31, 2002, overall economic conditions remained harsh. The terrorist attacks in the United States made their impact felt on the economy, and consumption expenditures and capital investments were stagnant. The domestic demand-dependent construction and logistics industry continued to be plagued with bankruptcies. Adding to this gloomy picture were low consumer spending, an unfavorable employment environment, and drops in salaries, all factors reflecting uncertainty about the economic future. Needless to say, this situation adversely affected the retail finance industry.

Against this operating backdrop, large consumer finance companies advertised aggressively with commercials and other media. However, the above factors combined to result in continued sluggishness in salaries and borrowing. As a result, the number of new unsecured loan customers showed little growth in the second half of the year, while numbers of new customers for the four major companies were the same as in fiscal 2001.

In fiscal 2002, large consumer finance companies embarked on a series of new initiatives. These included entering the consumer card and credit card businesses, establishing joint ventures with banks and forming affiliations with security companies, and moving into the service industry. Although strategies differed between companies, it appears that the industry is beginning a reorganization that transcends the traditional boundaries between consumer finance, consumer credit, credit cards and banking services.

Operations

(1. AIFUL Corporation)

In fiscal 2002, AIFUL continued to fulfill its customer convenience-based operating policy by opening branches in favorable locations and closing unprofitable branches as part of the 'scrap and build' policy. AIFUL opened two staffed branches and 92 unstaffed branches, for a total of 1,592 branches at the year-end. This figure consisted of 538 staffed branches, 1,050 unstaffed branches and four branches specializing in secured loans. AIFUL also expanded its CD-ATM network through the formation of new alliances with ten banks. This brought the number of machines accessible to AIFUL's customers, including the Company's own units, to 28,170. Since October 2001, AIFUL customers were also able to deposit money with the multi-media terminal "Loppi," maintained by Lawson Co., Ltd. This represents a further expansion of AIFUL's network.

These network improvements were accompanied by a variety of marketing measures, in line with AIFUL's strategy of continually developing its diverse line-up of unsecured loans and other products to meet an ever broader range of customer needs. At the same time, AIFUL responded to the continuing increase in personal bankruptcies and rising unemployment by introducing its 7th Scoring System in April 2002 and further improving the accuracy of its credit investigations.

AIFUL continued to see growth in the number of new unsecured loan customers, which climbed 11% to 240,000 in the first half of fiscal 2002 due to the effectiveness of AIFUL television commercials. In the second half of fiscal 2002, however, customers restrained their borrowing and the impact of commercials diminished. Consequently, new customers fell 6.7%, to 210,000, in the second half of the year, resulting in a 2.0% increase to 460,000 new unsecured loan customers for the total period. After the unsecured loan market reaches its predicted maturity, real estate-secured loans and business loans will be the focus of efforts to establish product lineups capable of supporting the growth of the AIFUL Group.

As a result, the total balance of loans outstanding at the end of the year rose 13.3% over the same time the previous year to 1,313,690 million yen, a 13.3% increase.

(2. Life Co., Ltd.)

AIFUL made Life Co., Ltd., a wholly owned subsidiary on March 28, 2001. At this point, Life had 606,313 million yen in loans outstanding, installment receivables and credit guarantee receivables (including 266,275 million yen in liquidation of certain other receivables). Of this total, 63,079 million yen was accounted for by card shopping, 139,125 million yen by loan shopping, and 196,559 million yen by outstanding loans such as credit card shopping, 184,378 million yen by credit guarantee receivables and 23,170 million yen by other categories. Life had 7,480,000 valid cardholders.

Upon this base, in fiscal 2002 Life shifted its credit portfolio from its previous low-revenue framework to one that would yield high revenues, building up a stable foundation for revenues in the process. More specifically, Life retreated from low-revenue businesses such as automobile loans, and focused its management resources on businesses with more potential for high revenues, such as credit card shopping, cashing loans and consumer finance.

In its credit card business, Life issued two new cards: a card compatible with the ETC (electronic toll collection) system that allows "non-stop" automatic payment of highway tolls, and a GLAY credit card featuring members of the popular rock band of the same name. As a result of these attempts to tap into previously undeveloped customer segments, the number of cards in use at the end of fiscal 2002 increased 16.4% to 8,710,000.

In its loan shopping business, Life left the automobile loan business in favor of cultivating new large affiliated stores and niche markets. As a result, the number of affiliated stores rose 4.2%, to 76,000. In the consumer finance business, branch names were changed from "Demi Plaza" to "Life Cash Plaza," and in the interest of integrating the Life brand, cards were given the new name "Play Card." Life itself opened 76 new Life Cash Plaza branches, bringing the total number of branches at the fiscal year-end to 128. Life was also able to cut costs through the synergistic effects of affiliation with AIFUL. Costs of launching new branches and costs relating to branch facilities were two areas showing particular gains.

Life has ended its practice of securing automobile loans and housing loans. It is, however, currently reviewing the commissions it charges on bank loan guarantees whilst also cultivating new guarantee partners.

As a result of the above factors, the total balance of loans outstanding, installment receivables and credit guarantee receivables at the fiscal year-end (including 242,708 million yen in liquidation of certain other receivables) rose 1.0% over the same time the previous year to 612,509 million yen. Of this total, 61,513 million yen was accounted for by card shopping (down 2.5%), 146,575 million yen by loan shopping (up 5.4%) 250,903 million yen by outstanding loans such as credit card shopping (up 27.7%), 137,392 million yen in credit guarantee receivables (down 25.5%) and 23,170 million yen in others (down 30.4%).

During the year, Life handled 235,564 million yen in card shopping, 119,211 million yen in loan shopping and 191,811 million yen in outstanding loans such as credit card cashing and Play Card cashing. Life also issued 1,800,000 new cards, bringing the total number at the fiscal year-end to 8,710,000.

(3. Other Group Companies)

Businext Corporation began operations in April 2001. Fiscal 2002 was designated as a period for studying the middle-risk business loan market, and Businext examined economic trends and set in place a careful screening system. Businext also accepted 3,546 million yen in business loan credit from the Misawa Home Group. As a result, loans outstanding at the end of the period amounted to 8,116 million yen. This will establish a stable revenue base.

Happy Credit Co., Ltd., and Shinwa Co., Ltd., took advantage of synergies with AIFUL to introduce AIFUL's credit scoring knowledge. As a result, Happy Credit's outstanding loans totaled 32,428 million yen at the fiscal year-end, with Shinwa's total of outstanding loans coming to 21,169 million yen. Similar synergies look likely to be possible in the future as well. In June, Sanyo Credit Co., Ltd. became a wholly owned subsidiary of AIFUL with 11,387 million yen of outstanding loans and installment receivables on its books. These group companies are all demonstrating solid growth.

AIFUL customers are now able to make use of ATMs belonging to any AIFUL Group company. This development represents a significant boost for customer convenience and is indicative of the operating synergies the group is currently enjoying.

As a result of the above factors, AIFUL and its five subsidiaries had 1,635,954 million yen in outstanding loans, 210,306 million yen in installments receivable, 140,142 million yen in credit guarantee receivables and 16,113 million yen in others. These figures include 242,708 million yen in liquidation of certain other receivables, which itself consists of 153,158 million yen in outstanding loans and 89,550 million yen in installment receivables.

Capital Procurement

AIFUL Corporation's capital procurement efforts continued to gain ground during the year under review. Diversification in financing methods was achieved with the procurement of 89 billion yen through borrowing through liquidation of receivables, and 80 billion yen through the issue of standard domestic bonds. In addition, Life issued 245,000 million yen in asset-backed securities (ABS), using operating receivables as security. This step contributed to drastic reductions in the AIFUL Group's financing costs. AIFUL will continue to cut costs and secure stable financing by diversifying capital procurement methods.

Anticipating that AIFUL's purchase of Life would raise the shareholders' equity ratio, AIFUL issued 8,500,000 new shares in Japan and overseas, raising a further 87 billion yen in capital. We are extremely grateful for our shareholders' support in this matter, and the capital so gained will make major contributions to the stability of AIFUL's financial base. It will also act as a vital resource for the group's future M&A and other business expansions, as AIFUL continues to improve the efficiency of its investments.

Operating Results

As a result of the above activities, operating revenue for the year jumped 41.5%, to 397,162 million yen. Life Co., Ltd.'s inclusion in consolidated earnings statements renders comparisons between fiscal 2001 and fiscal 2002 problematic. As such, Life's results will be explained in tandem with AIFUL's results.

AIFUL's operating revenue climbed 13.5% to 307,272 million yen, comprising 77.3% of the Group's revenues. Life recorded operating revenue of 74,012 million yen, accounting for 18.6% of revenues. Of the total, 359,318 million yen, or 90.5%, was accounted for by operating interest on loans, 17,095 million yen, or 4.3%, by revenue from installment receivables, 4,076 million yen, or 1.0%, by guarantee revenue, and 16,672 million yen, or 4.2%, by other revenue.

Operating interest on loans accounts for 82.4% of AIFUL's revenues. This figure can be broken down into 84.1% in unsecured loans, 14.5% in real estate-secured loans and 1.3% in business loans. The rate of return on outstanding loans fell 0.1% to 22.5%, due to a larger proportion of customers with high credit ratings.

Operating expenses for the AIFUL Group totaled 285,832 million yen. AIFUL's operating expenses accounted for 68.9%, or 196,830 million yen, of this total, while Life's operating expenses accounted for 25.2%, or 72,079 million yen. Of total group operating expenses 89,945 million yen, or 31.5%, consisted of expenses for doubtful receivables, 34,615 million yen, or 12.1%, of financing expenses, 26,845, million yen or 9.4%, of advertising expenses, 43,675 million yen, or 15.3%, of personnel expenses, and 19,667 million yen, or 6.9%, of commissions paid.

The 3,178 million yen in write-down of consolidation adjustment account accrued with the purchases of Life Co., Ltd. and Shinwa Co., Ltd. was recorded as an operating expense, and the 4,234 million yen in expenses incurred in the public stock offering of 8,500,000 shares in August 2001 was recorded as a non-operating expense.

As a result, consolidated operating income rose 6.7% to 111,329 million yen, and AIFUL's operating income increased 6.9% to 110,442 million yen. Consolidated ordinary income rose 1.5% to 105,067 million yen, while AIFUL's ordinary income rose 4.0% to 107,515 million yen.

Loss on evaluation of fixed assets totaled 31,240 million yen, and 9,130 million yen in write-down of consolidation adjustment account was recorded as an extraordinary loss, resulting in a 27.3% drop in net income this period, to 35,063 million yen.

Branding Strategies

AIFUL has made the decision to become more involved in community activities, and has sponsored marathons and other events and participated in volunteer activities in line with this new policy. In fiscal 2002, AIFUL strived to raise its brand value in a variety of ways, which included the following: a loan advisor program, an in-house certification system, customized consultation services, the "AIFUL Dream Caravan," the recruitment of young people who want to fulfill their dreams, the "Volunteer Heartful Prize," assistance offered to those involved in volunteer activities, and the "Special Eco Allocation for National Parks," which helps with environmental issues.

AIFUL's overall brand concept is one of reliability and creativity, and Group companies are utilizing their individual strengths to improve brand image as AIFUL makes the transition to a general finance company.

Crime Prevention Measures

AIFUL is implementing a broad spectrum of crime-prevention measures. These range from preparing a crime prevention manual and conducting crime prevention training in cooperation with local police agencies to installing paint balls (used to mark criminals for identification purposes) and fire extinguishers at branches. Furthermore, a network of 16 focus centers constantly monitor all branches so that if an incident should occur at a branch, center security agents can confirm the incident on a monitor, register it and quickly contact the relevant security company and other authorities. This long-distance monitoring system ensures the highest levels of safety for both customers and employees.

(2) Fiscal 2003 Outlook

After consideration of the issues described above, we predict a 14.0% increase to 452,573 million yen on the part of the AIFUL Group's consolidated operating revenue, and a 7.8% increase to 331,372 million yen in AIFUL's operating revenue.

Consolidated ordinary income is expected to jump 20.9% to 127,000 million yen, with a 10.7% rise to 119,000 million yen in AIFUL's non-consolidated ordinary income. Consolidated net income is expected to climb 90.2% to 66,682 million yen, while AIFUL's net income is expected to jump 63.9% to 62,841 million yen.

4. Financial Situation

Assets

Loans totaled 1,482,796 million yen, an increase of 17.5% over the previous year. This was primarily due to steady increases in group loans. AIFUL's loans rose 13.3% to 1,313,690 million yen, Life's loans skyrocketed 95.6% to 97,745 million yen; Happy Credit's loans increased 19.6% to 32,428 million yen, and Shinwa's loans rose 25.5% to 21,169 million yen.

Due to steady growth in AIFUL's credit card shopping and loan shopping businesses, installment receivables climbed 10.0% to 120,756 million yen. Credit guarantee receivables fell 24.2% to 140,142 million yen, as Life ended its involvement in the low-revenue guarantee business. Allowance for bad debt was increased 11.1% to 109,338 million yen, in consideration of economic conditions in fiscal 2001. (Consolidated loans and installment receivables do not include 153,158 million yen in Life's liquidation of certain other receivables and loans and 89,550 million yen in installment receivables.)

Land fell 67.0% to 15,162 million yen, a drop attributable to AIFUL's sale of its real estate properties to subsidiary Marutoh Co., Ltd. at market value as outlined above, and a revaluation of market prices due to alterations in holding objectives. Adjustment for consolidated accounts fell 36.9%, to 23,239 million yen.

Liabilities

Total capital procured, including debt, commercial paper and bonds, rose 8.5% to 1,344,272 million yen. This was due to an increase in financing to correspond with the steady increase in AIFUL, Life, Happy Credit and Shinwa's operating receivables. AIFUL issued 245,000 million yen in ABS backed by Life's operating receivables as refinancing for a bridge loan when AIFUL purchased Life. This allowed significant cuts in the cost of financing for the AIFUL Group.

Shareholders' Equity

AIFUL's equity ratio fell with its purchase of Life in August 2001, but AIFUL is striving to improve this ratio and strengthen its financial foundation in anticipation of business expansion. To accomplish this objective, AIFUL issued 8,500,000 new shares in Japan and overseas at 10,241 yen per share, raising 87,048 million yen in capital. Including the capital increase gained in this public offering, consolidated shareholders' equity at year-end rose 37.4% over the previous year to 421,343 million yen, and the equity ratio stood at 20.8%. AIFUL's non-consolidated shareholders' equity rose 39.0%, to 420,493 million yen, and the non-consolidated equity ratio was 24.2%.

Cash Flows

Despite procuring considerable amounts of capital through the issuance of new stock and bonds, consolidated cash and cash equivalents stood at 139,126 million yen at year-end, a 14,309 million yen drop over the previous year. This was primarily due to an increase in outstanding loans through operating activities. Net cash used in operating activities was 183,755 million yen, compared to 97,559 million yen in fiscal 2001, due to an increase in loans. Net cash used in investing activities totaled 11,205 million yen, compared to 69,477 million yen in fiscal 2001, due to the acquisition of fixed assets. Net cash provided by operating activities came to 180,511 million yen due to the issuance of new stock and bonds to offset the cash used in operating and investing activities. The figure for the previous year was 238,082 million yen.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

Millions of Yen - Rounded Down, Except Where Noted

	For the current fiscal year (As of March 31, 2002)		For the previous fiscal year (As of March 31, 2002)		Increase (Decrease)	
(Assets)	Amount	%	Amount	%	Amoun	%
Current Assets:						
Cash and cash equivalents	140,757		155,491		(14,733)	
Loans	1,482,796		1,261,041		221,754	
Installment receivables	120,756		109,779		10,976	
Credit guarantee receivables	140,142		184,778		(44,636)	
Other operating receivables	16,113		-		16,113	
Marketable Securities	268		-		268	
Property and stored goods	1,214		3,035		(1,820)	
Deferred tax assets	9,970		12,865		(2,894)	
Short-term loans	7,183		436		6,747	
Other	44,312		32,202		12,110	
Allowance for bad debts	(92,117)		(82,561)		(9,555)	
Total current assets	**1,871,399**	**92.2**	**1,677,069**	**89.9**	**194,330**	**11.6**
Fixed Assets:						
Tangible Fixed Assets:						
Buildings and structures	19,630		23,749		(4,118)	
Machinery and vehicles	49		96		(46)	
Equipment and fixtures	6,255		5,965		289	
Rental assets	9		87		(77)	
Land	15,162		45,955		(30,792)	
Construction in process account	-		25		(25)	
Tangible fixed assets	**41,108**	**2.0**	**75,879**	**4.1**	**(34,771)**	**(45.8)**
Intangible Fixed Assets:						
Software	7,429		7,178		250	
Telephone rights	777		774		2	
Consolidation adjustment account	23,239		36,834		(13,595)	
Other	813		48		765	
Total intangible fixed assets	**32,259**	**1.6**	**44,836**	**2.4**	**(12,576)**	**(28.1)**
Investment and Other Fixed Assets:						
Investment in securities	9,056		8,641		416	
Claims in bankruptcy	14,267		11,858		2,408	
Long-term loans	12,987		12,348		638	
Lease deposits and guarantees	10,898		10,944		(46)	
Deferred tax assets	21,264		9,119		12,144	
Loss on deferred hedge	22,930		20,090		2,840	
Other	9,890		9,269		620	
Allowance for bad debts	(17,220)		(15,833)		(1,387)	
Total investment and other fixed assets	**84,075**	**4.1**	**66,440**	**3.5**	**17,635**	**26.5**
Total fixed assets:	**157,443**	**7.7**	**187,155**	**10.0**	**(29,712)**	**(15.9)**
Deferred Assets:						
Bond issuing expenses	790		1,311		(521)	
Total deferred assets	**790**	**0.1**	**1,311**	**0.1**	**(521)**	**(39.8)**
Total Assets:	**2,029,633**	**100.0**	**1,865,537**	**100.0**	**164,096**	**8.8**

Consolidated Balance Sheet (cont.):

	Millions of Yen - Rounded Down, Except Where Noted					
	For the current fiscal year (As of March 31, 2002)		For the previous fiscal year (As of March 31, 2002)		Increase (Decrease)	
(Liabilities)	Amount	%	Amount	%	Amoun	%
Current Liabilities:						
Notes & accounts payable - trade	24,056		26,420		(2,363)	
Credit guarantees payable	140,142		184,778		(44,635)	
Short –term loans debt	37,491		32,323		5,168	
Current portion of bonds	71,000		36,000		35,000	
Current portion of long-term debt	375,271		315,200		60,071	
Commercial paper	15,000		15,000		-	
Income taxes payable	16,891		25,861		(8,969)	
Accrued bonuses	3,990		3,738		251	
Gains on deferred installments	8,878		5,281		3,597	
Other	36,390		44,656		**(8,265)**	
Total Current Liabilities	**729,114**	**35.9**	**689,259**	**36.9**	**39,854**	**5.8**
Long-term Liabilities:						
Bonds	351,500		341,500		10,000	
Long term debts	494,009		499,241		(5,232)	
Allowance for retirement benefits for employees	5,958		6,189		(231)	
Allowance for retirement benefits for directors	1,067		954		113	
Interest swaps	22,304		20,090		2,213	
Other	824		602		222	
Total Long-term Liabilities	**875,665**	**43.1**	**868,578**	**46.6**	**7,086**	**0.8**
Minority interests:						
Minority Interests	**3,510**	**0.2**	**1,149**	**0.1**	**2,361**	**205.5**
Shareholders equity:						
Common stock	83,317	4.1	39,788	2.1	43,528	109.4
Additional paid-in capital	94,047	4.6	50,527	2.7	43,520	86.1
Consolidated retained earnings	246,239	12.1	215,978	11.6	30,261	14.0
Differences in evaluation of other marketable securities	(215)	(0)	255	0.0	(471)	(184.3)
Treasury stock	(2,045)	(0.1)	(0)	(0.0)	(2,045)	(462,117.5)
Total Shareholders' Equity	**421,343**	**(0.1)**	**306,549**	**16.4**	**114,793**	**37.4**
Total Liabilities, Minority Interests and Shareholders' Equity	**2,029,633**	**100.0**	**1,865,537**	**100.0**	**164,096**	**8.8**

(2) Consolidated Statement of Income

	Millions of Yen - Rounded Down, Except Where Noted					
	For the current fiscal year (Apr. 1, 2001 to Mar. 31, 2002)		For the previous fiscal year (Apr. 1, 2000 to Mar. 31, 2001)		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
Operating Revenue	**397,162**	**100.0**	**280,656**	**100.0**	**116,505**	**41,5**
Interest on loans to customers	359,318	90.5	272,236	97.0	87,081	32.0
Credit card revenue	6,742	1.7	-	-	6,742	-
Per-item credit revenue	10,353	2.6	-	-	10,353	-
Credit guarantee revenue	4,076	1.0	-	-	4,076	-
Financial revenue - other	525	0.1	341	0.1	184	54.0
Interest on bank deposit	86		99		(12)	
Interest on marketable securities	1		0		1	
Interest on loans	199		240		(40)	
Other	237		1		236	
Operating Revenue - other	16,146	4.1	8,078	2.9	8,067	99.9
Sales of property	2,823		40		2,783	
Revenue from service business	1,246		1,303		(56)	
Bad debts write-off recovery	5,715		3,509		2,205	
Other	6,360		3,225		3,134	
Operating Expenses	**285,832**	**72.0**	**176,323**	**62.8**	**109,508**	**62.1**
Financial expenses	34,615	8.7	28,934	10.3	5,680	19.6
Interest expense	21,987		20,908		1,078	
Interest on bond	9,704		5,949		3,754	
Other	2,923		8,025		847	
Cost of sales	3,025	0.8	435	0.2	2,590	595.4
Cost of sales of property	2,677		56		2,621	
Cost of sales of restaurant business	348		378		(30)	
Operating Expenses - other	248,191	62.5	146,953	52.3	101,238	68.9
Advertising expenses	26,845		17,652		9,192	
Commissions	19,667		10,791		8,876	
Loan losses	7,925		3,837		4,087	
Transfers to allowance for bad debts	82,020		47,869		34,151	
Employee salaries and bonuses	33,166		17,631		15,535	
Transfers to accrued bonuses	3,990		2,333		1,656	
Retirement benefit expenses	1,353		1,992		(639)	
Transfers allowance to directors' retirement bonuses	114		70		44	
Rent fees	11,844		8,564		3,280	
Depreciation expense	6,929		4,277		2,652	
Consolidation adjustment account write-off	3,178		435		2,743	
Other	31,498		31,498		19,657	
Operating Income	**111,329**	**28.0**	**104,333**	**37.2**	**6,996**	**6.7**

Consolidated Income Statement (cont.):

	For the current fiscal year (Apr. 1, 2001 to Mar. 31, 2002)		For the previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)		Increase (decrease)	
Millions of Yen - Rounded Down, Except Where Noted	Amount	%	Amount	%	Amount	%
Non-operating income	**1,333**	**0.3**	**1,061**	**0.4**	**271**	**25.5**
Interest on loans	24		106		(81)	
Dividends received	31		90		(58	
Insurance dividends received	530		474		55	
Other	746		390		355	
Non-operating expenses	**7,595**	**1.9**	**1,862**	**0.7**	**5,732**	**307.9**
Transfer allowance for bad debts	2,371		1,064		1,306	
New share issuing expenses	4,234		-		4,234	
Amortization of bond issuing expenses	72		187		(114)	
Other	916		610		306	
Ordinary income	**105,067**	**26.5**	**103,533**	**36.9**	**1,534**	**1.5**
Extraordinary income	1,729	0.4	77	0.0	1,651	2,123.7
Allowance for bad debts from previous year	210		76		133	
Liquidation on lease deposits and guarantees	1,057				1,057	
Other	461		1		459	
Extraordinary losses	**44,948**	**11.3**	**11,036**	**3.9**	**33,911**	**307.3**
Loss on valuation of fixed assets	31,240		-		31,240	
Loss on sale of fixed assets	121		1,555		(1,434)	
Amount equivalent to previous year loss on valuation of real estate for sale	2,147		-		2,147	
Loss on valuation of investment securities	706		1,531		(824)	
Transfer allowance for bad debts	351		998		(647)	
Loan losses	118		5,500		(5,381)	
Differences of change in retirement benefit accounting	-		1,024		(1,024)	
Consolidation adjustment account write-off	9,130		-		9,130	
Other	1,131		426		704	
Income before taxes	**61,848**	**15.6**	**92,753**	**33.0**	**(30,725)**	**(33.2)**
Corporate tax, local and enterprise taxes	**36,292**	**9.1**	**46,204**	**16.5**	**(9,911)**	**(21.5)**
Adjustment on corporate tax, etc.	**(8,907)**	**(2.2)**	**(1,832)**	**0.7**	**(7,074)**	**386.0**
Loss of Minority Interests	**601**	**0.2**	**50**	**0.0**	**550**	**1,085.4**
Net Income	**35,063**	**8.8**	**48,252**	**17.2**	**(13,189)**	**(27.3)**

(3) Consolidated Statement of Retained Earnings

	Millions of Yen - Rounded Down, Except Where Noted		
	For the current fiscal year Ended March 31, 2002	For the previous fiscal year Ended March 31, 2001	Increase (Decrease)
Unappropriated retained earnings at the end of the year	**215,978**	**171,237**	**44,740**
Increase in newly consolidated subsidiaries	165	-	165
Current period net income	35,063	48,252	(13,189)
Reductions to consolidated retained earnings	4,967	3,512	1,455
Cash dividends	4,880	3,413	
Directors and auditors' bonuses	87	99	
Consolidated retained earnings at the end of the period	**246,239**	**215,978**	**30,261**

(4) Consolidated Statement of Cash Flows

	Millions of Yen - Rounded Down, Except Where Noted		
	For the current fiscal year Apr. 1, 2001 to Mar. 31, 2002	For the previous fiscal year Apr. 1, 2000 to Mar. 31, 2001	Increase (Decrease)
	Amount	Amount	Amount
I. Cash flow from operating activities:			
Net income before taxes	61,848	92,573	(30,725)
Depreciation and amortization	6,958	4,281	2,677
Write-down of consolidation adjustment account	12,309	435	11,874
Loss on valuation of investment securities	706	1,531	(824)
Loss on valuation of inventories	2,195	-	2,195
Increase in allowance for bad debts	10,639	6,462	4,177
Increase in accrued bonues	251	355	(103)
Increase in allowance for retirement benefits for employees	(231)	2,031	(2,262)
Increase in allowance for retirement benefits for directors	113	38	74
Non-operating interest on loans and cash dividends	(56)	(196)	140
New shares issuing expense	4,234	-	4,234
Amortization of bond issuing expenses	975	938	36
Loss on sale of tangible fixed assets	121	1,554	(1,433)
Loss on disposal of tangible fixed assets	900	381	518
Loss on valuation of fixed assets	31,240	-	31,240
Increase on liquidation of lease deposits and guarantees	(1,057)	-	(1,057)
Bonuses paid to directors	(87)	(99)	12
Increase in loans to customers	(221,754)	(166,813)	(54,941)
Installment receivables	(34,113)	-	(34,113)
Other gain (loss) on trade receivables	7,024	-	7,024
Decrease in claims in bankruptcy	(2,408)	4,166	(6,575)
Increase in stored goods	2,155	(296)	2,452
Decrease in prepaid expenses	528	433	94
Decrease in long-term prepaid expenses	(1,614)	(529)	(1,084)
Increase in other current assets	(12,828)	(3,537)	(9,291)
Increase in other current liabilities	(7,022)	4,701	(11,724)
Other	427	(165)	590
Subtotal	**(138,542)**	**(51,748)**	**(89,794)**
Non-operating interest on loans and cash dividends	56	196	(140)
Payments for corporate and other taxes	(45,268)	(46,008)	739
Cash flow from operating activities	**(183,755)**	**(97,559)**	**(86,195)**

	For the current fiscal year Apr. 1, 2001 to Mar. 31, 2002	For the previous fiscal year Apr. 1, 2000 to Mar. 31, 2001	Increase (Decrease)
Millions of Yen - Rounded Down, Except Where Noted	Amount	Amount	Amount
II. Cash flow from investing activities:			
Disbursements for investments in term deposits	(5,484)	(685)	(4,799)
Revenue from payments of term deposits	6,010	925	5,085
Increase in beneficial interest in trusts	(0)	1,999	(2,000)
Disbursement for purchase of loans accompanying the transfer of business from acquired companies	-	(22,094)	22,094
Payments for acquisition of other assets by business transfer	-	(508)	508
Funds used for purchase of tangible fixed assets	(3,516)	(5,380)	1,864
Gain on sale of tangible fixed assets	199	240	(41)
Funds used for purchase of intangible fixed assets	(4,757)	(487)	(4,270)
Gain on sale of intangible fixed assets	2	-	2
Funds used for purchase of investment securities	(3,665)	(19)	(3,646)
Funds provided by sales of investment securities	1,526	10	1,515
Funds provided by sales of subsidiaries' stock	4,199	-	4,199
Payments for acquisition of subsidiaries' stock in change of consolidation	-	(48,416)	48,416
Payments for acquisition of subsidiaries' by exchange of stocks	-	(130)	130
Funds used for acquisition of paid-in capital	(250)	(250)	0
Funds provided by sale of paid-in capital	68	171	(103)
Funds used in collections of long-term loans receivables	(295)	-	(295)
Gain on collection of long-term loans receivable	265	5,495	(5,230)
Funds used for purchases of investments and other assets	(256)	(304)	47
Funds provided from sales of investments and other assets	638	531	106
Others	(5,887)	4,856	(5,313)
Cash flow from investing activities	**(11,205)**	**(69,477)**	**58,272**
III. Cash flow from financing activities:			
Increase in short-term debts	196,725	97,422	99,302
Payments for repayment of short-term debt	(191,557)	(172,069)	(19,487)
Increase in long-term debt	444,945	405,417	39,528
Repayments of long-term debt	(390,105)	(296,755)	(93,350)
Cash from issue of corporate bonds	80,546	236,270	(155,724)
Loss on redemption of bonds	(36,000)	(30,000)	(6,000)
Cash on issue of stock	82,813	-	82,813
Increase in treasury stock	(2,045)	0	(2,045)
Gain on payments from minor shareholders for establishment of subsidiaries/affiliates	70	1,200	(1,130)
Cash dividends paid	(4,880)	(3,413)	(1,467)
Cash flow from financing activities	**180,511**	**238,072**	**(57,560)**
IV. Effect of exchange rate changes on cash and cash equivalents	**15**	**-**	**15**
V. Increase (Decrease) in cash and cash equivalents	**(14,433)**	**71,035**	**(85,468)**
VI. Balance of cash and cash equivalents at the beginning of period	**153,435**	**81,019**	**72,415**
VII. Increase in cash and cash equivalents from new consolidations	**124**	**1,380**	**(1,256)**
VIII. Balance of cash and cash equivalents at the end of period	**139,126**	**153,435**	**(14,309)**

5. Significant Accounting Policies Relating to the Financial Statements

1. Matters pertaining to consolidation

(1) No. of consolidated subsidiaries: 7

Names of consolidated subsidiaries: Happy Credit Corporation, Sinwa Corporation, Life Co., Ltd., Sanyo Shinpan Co., Ltd., Businext Corporation, MARUTOH Co., Ltd., AsTry Loan Service Corporation

(2) No. of non-consolidated subsidiaries: 4

Reasons the companies are excluded from consolidation:

The Company's four non-consolidated subsidiaries and one affiliated company have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.

2. Matters concerning the application of equity method accounting

Non-consolidated subsidiaries (Life Stock Center Co., Ltd. and three others) and one affiliated company have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated interim net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.

3. Matters pertaining to the settlement dates of consolidated subsidiaries

The fiscal year-end of consolidated subsidiary, MARUTOH Co., Ltd., is February 28. Financial statements as of this date are used in the preparation of the consolidated financial statements, with significant events taking place between balance sheet dates adjusted for as necessary.

4. Accounting principles used for standard accounting treatment

(1) Appraisal standards and methods for principal assets

① Marketable securities

Other marketable securities

Securities valued at market	Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)
Securities not valued at market	Cost method, cost being determined by the moving average method
② Derivatives:	Market value method
③ Inventories	
Purchased receivables:	Lower-of-cost-or-market method, cost being determined by the lowest cost accounting method
Real estate for sale	Lower-of-cost-or-market method, cost being determined by the specific cost method Property currently being leased out is depreciated as a tangible fixed asset.
Currently leased real estate	Lower-of-cost-or-market method, cost being determined by the cost method
Warehouse goods	Latest purchase cost method

(2) Depreciation methods for depreciable assets

① Tangible fixed assets: Decline balance depreciation method

Major useful lives are as follows:

Buildings and structures	3 – 50 years
Machinery and vehicles	2 – 15 years
Equipment and fittings	2 – 20 years

② Intangible fixed assets	
Software	Straight-line method based on the assumed useful life for internal use (5 years)
Other	Straight-line method
③ Long-term prepaid expenses	Straight-line method
④ Deferred assets	
Bond issuing expense	Depreciated evenly over the period until maturity or over the longest period allowed by the Commercial Code (3 years), whichever is shorter.

	New share issuing expense	New share issuing expenses are accounted for as expenses at the time of expenditure.

(3) Accounting standards for allowances and reserves

①	Allowance for bad debts	Provision for losses on bad debts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.
②	Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.
③	Allowance for retirement benefits for employees	In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year.
④	Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.

(4) Accounting treatment for lease transactions

In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, mutatis mutandis.

(5) Hedge accounting methods

①	Hedge accounting methods	The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps where appropriate.
②	Hedging methods and hedged transactions	
	Hedging methods	Interest caps and interest swaps
	Hedged transactions	Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).
③	Hedging policy	The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.
④	Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.

(6) Other Significant Accounting Policies Relating to the Financial Statements

①	Interest on loans to customers	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.
②	Accounting standards for credit revenue	Commission charges from customers and franchised stores based upon add-on systems are treated as deferred credit profits in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method.
③	Loan guarantee revenues	Loan guarantee revenues are accounted for with the declining-balance method.
④	Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as financial expenses and included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.
⑤	Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are written off using the straight-line method over a five-year period.

(7) Conversion standards for assets and liabilities in foreign currency

Assets and liabilities in foreign currency are converted directly into yen using exchange rates valid on September 30, 2001. Conversion disparities are recorded as profits and losses.

5. Matters pertaining to the valuation of consolidated subsidiaries' assets and liabilities

Assets and liabilities of consolidated subsidiaries are all evaluated using the market value method.

6. Write-off of the consolidation adjustment account

The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.

7. Matters pertaining to appropriation of profit-related items
   Consolidated statements of retained earnings are based upon appropriated profit settled during the consolidated fiscal year.

Notes

Notes to the Consolidated Balance Sheets

1. Additional paid-in capital includes an increase of 8,651 million yen in a simple equity swap with Shinwa Co., Ltd.. This includes a difference of 4,217 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.

	Millions of Yen As of March 31, 2002	Millions of Yen As of March 31, 2001
2. Total accumulated depreciation for tangible fixed assets:	27,248	32,156

3. Assets pledged as collateral and corresponding liabilities:

(1) Assets pledged as collateral:

	Millions of Yen As of March 31, 2002	Millions of Yen As of March 31, 2001
Deposits	350	393
Loans	559,827	541,725
Installment receivables	50,918	-
Buildings and structures	1,092	2,218
Machinery and vehicle	32	74
Land	1,619	8,204
Real estate for sale	153	-
Investment securities	413	397
Investment in other assets(other)	1	1
Total	614,408	553,022

(2) Corresponding liabilities:

	Millions of Yen As of March 31, 2002	Millions of Yen As of March 31, 2001
Short-term debt	20,210	15,260
Current portion of long-term debt	201,752	170,819
Long-term debt	295,330	289,711
Other	273	294
Total	517,566	476,085

In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 5,211 million yen for short-term debt, 69,606 million yen for current portion of long-term debt, 145,468 million yen in total. The Company has also offered 6,764 million yen for cash and cash equivalents as collateral for swap transactions.

4. Value of stock of non-consolidated subsidiaries and affiliates included in investments in securities: 409 million yen

5. Installment receivables:

	Millions of Yen As of March 31, 2002	Millions of Yen As of March 31, 2001
Card shopping	50,365	36,032
Per item shopping	70,362	50,575
Guarantees	-	23,137
Leases	24	21
Other	2	11
Total	120,756	109,779

Guaranteed receivables have been classified as other receivables from the present period.

6. Installment deferred profit:

	End of current fiscal year				End of previous fiscal year			
	Balance at end of prior period	Gains during period	Amount enacted during period	Balance at end of period	Balance at end of prior period	Gains during period	Amount enacted during period	Balance at end of period
Credit card shopping	163	7,392	6,512	1,43 (256)	-	-	-	163 (23)
Per item shopping	1,967	14,329	10,013	6,283 (633)	-	-	-	1,967 (148)
Guarantees	2,949	2,334	3,990	1,293 (0)	-	-	-	2,949 (0)
Loans	200	47,761	47,703	258 (-)	-	-	-	200 (-)
Total	5,281	71,817	68,220	8,878 (890)	-	-	-	5,281 (172)

7. Liquidation of receivables

The breakdown of loans and installment receivables that were not recorded on the balance sheets due to liquidation of credit is as follows:

(Millions of Yen)

	End of current fiscal year As of March 31, 2002	End of previous fiscal year As of March 31, 2001
Loans	115,584	146,594
Installment receivables	59,399	119,681
Total	174,984	266,275

8. Bad Debts

The bad debts included in Loans and Claims in Bankruptcy are shown below:

	End of current fiscal year			End of previous fiscal year		
	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total
Claims in bankruptcy	1,410	15,046	16,457	–	13,071	13,071
Loans in arrears	14,922	13,800	28,722	13,411	12,232	25,644
Loans in arrears longer than 3 months	9,418	2,526	11,945	5,526	1,669	7,196
Loans with adjusted terms	37,706	22	37,729	33,941	61	34,002
Total	63,458	31,395	94,854	52,880	27,033	79,913

Explanations each of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96 Paragraph 1 Number 3 Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

6. Issuance of New Stock During the Current Consolidated Interim Period

No. of shares issued	8,500,000 shares
Increase in common stock	43,528 million yen
Increase in capital reserve	43,520 million yen

9 . Changes in tangible fixed asset holding objectives

During the current consolidated accounting period, 21 million yen worth of buildings, 3 million yen worth of structures, 1 million yen worth of equipment and fittings and 2,502 million yen worth of land recorded as real estate for sale due to changes in holding objectives. The valuation loss accompanying the adoption of the lower-of-cost-or-market method for the real estate for sale in question included a previous year portion of 2,147 million yen, which has been recorded under extraordinary losses.

Note to the Consolidated Statement of Cash Flows

1. Relationship between the balance of cash and cash equivalents at the end of the period and the amounts recorded in the categories shown on the consolidated interim balance sheets: (Millions of Yen)

	End of current fiscal year	End of previous fiscal year
Cash and cash equivalents account	140,757	155,491
Term deposits with maturity greater than 3 months	(1,631)	(2,055)
Cash and cash equivalents	139,126	153,435

2. Details of the assets and liabilities of Life Co., Ltd. and Sanyo Shinpan Co., Ltd., Businext Corporation, which became consolidated subsidiaries through an exchange of capital: (Millions of yen)

Current assets	-	394,559
Fixed assets	-	25,667
Consolidation adjustment account	-	32,921
Current liabilities	-	(341,913)
Long-term liabilities	-	(5,231)
Minority interests	-	(1,200)
Cash and cash equivalents	-	104.804
Stock purchase price	-	(56,387)
Difference: Expenditures accompanying purchase of stock in subsidiary	-	48,416

3. Details of the assets and liabilities of Sinwa Corporation, which became a consolidated subsidiary through an exchange of stock: (Millions of yen)

Current assets	-	14,900
Fixed assets	-	1,509
Consolidation adjustment account	-	4,347
Current liabilities	-	(6,919)
Long-term liabilities	-	(5,056)
Price of acquisition of Sinwa Corporation	-	8,781
Price of new shares issued through the exchange of stock	-	(8,651)
Difference: Expenditures accompanying purchase of stock in Sinwa Corporation	-	130

4. Other non-cash transactions

In accordance with the regulations laid down in Article 358 of the Commercial Code, the Company issued 721,500 new shares through an exchange of stock in order to make Sinwa Co., Ltd. a wholly owned subsidiary. The following increases were recorded as a result. (Millions of yen)

Increase in common stock due to the issue of new shares	-	36
Increase in legal reserves (paid-in capital) due to the issue of new shares	-	8,615
Total	-	8,651

Segment Information

(1) Segment information by type of business

For the current consolidated accounting period (From April 1, 2001 to March 31, 2002) and the previous consolidated accounting year (From April 1, 2000 to March 31, 2001)

The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues and operating expenses in all of the Company's business segments.

(2) Segment information by region

For the current consolidated accounting period (From April 1, 2001 to March 31, 2002) and the previous consolidated accounting year (From April 1, 2000 to March 31, 2001)

The Company does not report segment information by location, as the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan.

(3) Foreign sales

For the current consolidated accounting period (From April 1, 2001 to March 31, 2002) and the previous consolidated accounting year (From April 1, 2000 to March 31, 2001)

The Company did not have any foreign sales during the current fiscal year.

6. Notes to Lease Transactions

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(Millions of Yen)

	Current fiscal year			Previous fiscal year		
	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance
Equipment attached to buildings	9	2	6	7	0	7
Vehicles	282	169	113	489	276	212
Equipment and fittings	32,854	21,749	11,105	29,715	21,204	8,511
Total	33,146	21,921	11,224	30,212	21,480	8,731

(2) Outstanding balance of future lease payments at the end of the period: (Millions of yen)

	Current fiscal year	Previous fiscal year
Within one year	6,085	5,251
Over one year	8,181	6,505
Total	14,267	11,756

(3) Amount of lease fee payments, depreciation expense and interest expense: (Millions of yen)

	Current fiscal year	Previous fiscal year
Lease fee payments	7,014	6,322
Depreciation expenses	6,704	5,532
Interest expenses	488	414

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

(5) Accounting method for the amount equivalent to interest expenses

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

2. Operating lease transactions

(1) Leases in progress: (Millions of yen)

	Current fiscal year	Previous fiscal year
Within one year	15	51
Over one year	16	93
Total	31	144

7. Transactions with concerned parties

(Consolidated accounting period from April 1, 2001 to March 31, 2002)

(1) Directors and major individual shareholders:

Property:	Director
Name:	Yoshitaka Fukuda
Address:	-
Capital or investment in capital (Millions of yen):	-
Operating activities or occupation:	President of the Company, and Kyoto Data Center Co., Ltd.
Ratio of ownership of voting rights (%):	29.64% of direct voting rights
Transactions:	Land lease, payment of fees relating to the provision of personal credit information
Transaction amounts:	19 million yen (Land leases),
	32 million yen (payment of fees relating to the provision of personal credit information)
Item:	-
Balance at period-end:	-

Business terms and related decision-making policies:

Lease transactions on land owned by Yoshitaka Fukuda, the Company's representative director, are based upon values given by real estate appraisers. Business terms and related decision-making policies are similar to those with companies that do not have a specific relationship with the Company.

Notes: 1: Transactions with Kyoto Data Center are so-called third-party transaction.
2: Transaction amounts shown above do not include consumption tax.

8. Tax effect accounting:

(1) Principal cause of deferred tax assets and deferred tax liabilities:

(Millions of Yen)

	End of current fiscal year	End of previous fiscal year
Deferred tax assets:		
Loss carried forward	32,657	30,443
Excess amount transferred to allowance for bad debts accounts	8,624	8,564
Transfer allowance for retirement benefits	2,462	2,498
Excess amount of depreciation and amortization	2,488	2,287
Accrued income tax	940	1,846
Excess amount transferred to accrued bonus	1,145	937
Denied amount of bad debts depreciation	1,057	516
Other deferred tax assets	2,030	2,909
Sub-total of deferred tax assets	51,406	50,004
Valuation allowance	(20,171)	(27,833)
Total deferred tax assets	31,235	22,170
Deferred liabilities:		
Differences in evaluation of other marketable securities	-	(184)
Other deferred tax liabilities	-	0
Total deferred tax liabilities	-	(184)
Net deferred tax assets	31,235	21,985

Note 1: Net deferred tax assets during the current fiscal year is included in the consolidated balance sheets as follows:

Current liabilities – Deferred tax assets	9,970	12,865
Fixed assets – Deferred tax assets	21,264	9,119
Current liabilities – Deferred tax liabilities	-	-
Fixed assets – Deferred tax liabilities	-	-

Note 2: Others at the end of the previous year-end includes an unrecognized valuation loss of 945 million yen due to property evaluation regulations.

(2) Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting:

Statutory effective tariff	41.9%	41.9%
(Adjusted)		
Tax on reserves	5.9%	4.5%
Per capita inhabitant tax	0.5%	0.9%
Depreciation of goodwill not included in losses	8.3%	0.2%
Change in valuation reserve	(12.6)%	-
Other	0.3%	0.4%
Charge rate of income tax after adoption of tax effect accounting	44.3%	47.9%

9. Marketable securities:

(1). Other marketable securities with market value:

(Millions of Yen)

	At the End of Current Consolidated Accounting Period As of March 31, 2002			At the End of Previous Consolidated Accounting Period As of March 31, 2001		
	Acquisition	Value state on consolidated balance sheet on consolidated settlement date	Difference	Acquisition	Value state on consolidated balance sheet on consolidated settlement date	Difference
1. Market value exceeding amount stated on the consolidated balance sheet:						
①Stocks	2,201	2,468	267	1,309	2,139	829
②Bonds	270	270	0	270	271	1
Sub total	2,471	2,738	267	1,579	2,410	830
2. Market value not exceeding amount stated on the consolidated balance sheet:						
①Stocks	4,478	3,635	(842)	4,663	3,966	(590)
②Bonds	0	0	-	9	9	-
Sub total	4,478	3,635	(842)	4,473	6,377	(590)
Total	6,949	6,374	(575)	6,052	6,377	239

(2) Other marketable securities sold during the current fiscal year:

(Millions of Yen)

	Current Consolidated Accounting Period From March 31, 2001 to March 31, 2002	Previous Consolidated Accounting Period From March 31, 2000 to March 31, 2001
Sales price	1,517	1,716
Total gain on sale	140	0
Total loss on sale	2	5

(3) Marketable securities without market price and value stated on consolidated balance sheet:

(Millions of Yen)

	End of current fiscal year As of March 31, 2002	End of previous fiscal year As of March 31, 2001
	Value stated on consolidated balance sheet	Value stated on consolidated balance sheet
Bond in purpose of ownership by expiration period:		
① National bonds not publicly traded	–	8
② Discount bank debentures	–	0
Total	–	8
Other marketable securities		
① Non-listed stocks (excluding OTC stocks)	2, 413	1, 930
② National bonds not publicly traded	8	–
③ Preferred stocks	500	–
Total	2, 921	1, 930
Stock of subsidiaries and affiliated companies		
① Stock of subsidiaries	29	100
② Stock of affiliated companies	—	309
Total	29	409

(4) Other marketable securities with expiration period and depreciation amount of bonds in purpose of ownership by expiration period scheduled after consolidated settlement date:

(Millions of Yen)

Segment:	End of current fiscal year				End of previous fiscal year			
	As of March 31, 2002				As of March 31, 2001			
	Within one year	One year to five years	Five years to ten years	Over ten years	Within one year	One year to five years	Five years to ten years	Over ten years
Bonds								
National and local bonds	260	–	–	–	–	280	–	–
Corporate bonds	8	10	–	–	–	10	–	–
Other	0	–	–	–	0	–	–	–
Total	268	10	–	–	0	290	–	–

10. Derivative transactions

Matters pertaining to transaction market values

Contract amounts, market values and gains/losses on evaluations of derivative transactions

	Type	End of current fiscal year (As of March 31, 2002)				End of previous fiscal year (As of March 31, 2001)			
		Contract value	Over one year	Market value	Evaluation gain/loss	Contract value	Over one year	Market value	Evaluation gain/loss
Non-market transactions	Purchase of interest caps Long	-	-	-	-	1,500	1,000	1	(24)
Total		-	-	-	-	1,500	1,000	1	(24)

Note 1: Market value calculations are based upon the values indicated by the relevant financial institutions.

2: Interest rate cap transactions to which hedge accounting is applied are not stated.

3: The Company has paid premiums for interest cap transactions. Amounts marked with asterisks are recorded on the consolidated balance sheets.

4: Assumed principals in interest cap transactions are not actually received, but serve as a basis for calculations. Accordingly, they do not act as indicators for market and credit risks of the Aiful group companies.

11. Retirement benefits

1. The Company and its consolidated subsidiaries have established welfare pension funds, approved retirement annuities and retirement lump sum grant systems as regular benefit plans.

2. Retirement benefit liabilities:

(Millions of yen)

	As of March 31, 2002	As of March 31, 2001
(1) Retirement benefit liabilities	(19,542)	(18,361)
(2) Pension assets	12,350	11,424
(3) Unreserved retirement benefit liabilities	(1.394)	-
(4) Difference between provisional and actual calculations	2,627	747
(5) Net balance sheet amounts	(5,958)	(6,189)
(6) Retirement benefit allowance	(5,958)	(6,189)

3. Retirement benefit expenses:

(Millions of yen)

	As of March 31, 2002	As of March 31, 2001
(1) Service expense (Note 1)	1,373	813
(2) Interest expense	528	125
(3) Expected investment income	(291)	(92)
(4) Expenses relating to differences due to change of accounting standards (Note 2)	-	1,024
(5) Number of years to treat past service liability:	(573)	-
(6) Difference between provisional and actuarial calculations	316	1,144
(7) Retirement benefit expenses	1,353	3,017

Note 1: Employees' contributions to welfare pension funds have been deducted.

2: This item has been treated collectively as an extraordinary loss.

4. Calculation standards for retirement benefit liabilities:

(1) Predicted retirement benefit periodical distribution method:	Fixed amount standard
(2) Discount rate:	2.5% - 3.0%
(3) Expected investment income rate:	1.5% - 3.5%
(4) Number of years to treat difference between provisional and actuarial	Collective treatment in fiscal year of accrual
(5) Number of years to treat past service liability:	Mainly collective treatment in fiscal year of accrual
(6) Difference between provisional and actuarial calculations	Mainly collective treatment in fiscal year of accrual

12. Results of Operations

(1) Operating Revenue

(Millions of Yen)

		Current fiscal year From April 1,2001 to March 31, 2002		Previous fiscal year From April 1,2000 to March 31,2001	
		Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	311,910	78.5	234,374	83.5
	Secured loans	43,150	10.9	34,974	12.5
	Small business loans	4,257	1.1	2,888	1.0
	Sub-total	359,318	90.5	272,236	97.0
Credit card revenue		6,742	1.7	-	-
Per-item credit revenue		10,353	2.6	-	-
Guarantees revenue		4,076	1.0	-	-
Other financial revenue	Interest on deposits	86	0.0	99	0.0
	Interest on marketable securities	1	0.0	0	0.0
	Interest on loans	199	0.1	240	0.1
	Other	237	0.1	1	0.0
	Sub-total	525	0.1	341	0.1
Other operating revenue	Sales of property	2,823	0.7	40	0.0
	Cost of sales of restaurant business	1,246	0.3	1,303	0.5
	Bad debt write-off recovery	5,715	1.5	3,509	1.3
	Other	6,360	1.6	3,225	1.1
	Sub-total	16,146	4.1	8,078	2.9
Total		397,162	100.0	280,656	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and property rents.

(2) Other Operating Indicators

(Millions of Yen・except per share data)

	End of current fiscal year (As of March 31, 2002)	End of previous fiscal year (As of March 31, 2001)
Total amount of loans outstanding	1,635,954	1,407,636
Unsecured loans	1,332,218	1,167,837
Secured loans	278,893	227,600
Small business loans	24,843	12,198
Number of customer accounts	3,336,340	3,043,022
Unsecured loans	3,241,575	2,971,826
Secured loans	75,175	61,025
Small business loans	19,590	10,171
Number of branches	1,914	1,771
Staffed branches	752	687
Unstaffed branches	1,147	1,067
Branches for secured loans	4	4
Restaurants	9	10
Karaoke parlors	2	3
Number of "Ojidosan" loan-contracting machines	1,808	1,636
Number of ATMs	93,306	79,043
Company-owned	2,076	1,995
Partner-owned	91,230	77,048
Number of employees	5,810	5,750
Bad debt write-off	80,707	41,982
Allowance for bad debts	109,338	98,395
Net income per share (yen)	390.00	569.32
Net assets per share (yen)	4,523.01	3,611.74

Notes1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the liquidation of receivables, which came to 153,158 million yen at the end of the current consolidated fiscal year and 146,594 million yen at the end of the previous consolidated fiscal year have been included.

2. Bad debt write-off does not include claims in bankruptcy and claims in correction, which came to 1,422 million yen in the current consolidated fiscal year, 5,347 million in the previous consolidated fiscal year.
Life Co., Ltd. and Sanyo Shinpan Co., Ltd. have not been included in the scope of consolidation since the current consolidated fiscal year due to the deemed acquisition date is March 31, 2001.

AIFUL CORPORATION

Non-Consolidated
Financial Summary

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down to the nearest million yen. This document is an English translation of the Japanese-language original.

FY2002

(Ended March 31, 2002)

—Note : Forward Looking Statements—

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the AIFUL's debt and legal limits on interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale

AIFUL Corporation (8515)

May 9, 2002

Year-End Financial Statements (Non-Consolidated)

For the year ended March 31, 2002

AIFUL Corporation (8515)

Stock Code: 7967

(URL http://www.aiful.co.jp)

Stock Exchange: Tokyo, Osaka

Head office: Kyoto City

Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 3274 - 3560

Date of the board of directors' meeting: May 9, 2002

Date of the annual shareholders' meeting: June 26, 2002

Commencement of the interim dividends payment: Yes

The Company adopted the credit unit "Tangen" system: Yes (One Tangen of stock at Aiful Corporation. is equivalent to 50 shares)

All data in millions of yen, rounded down, except dividends, per share amounts and percents.

1. Non-Consolidated Business Results for the Year Ended March 31, 2002

(April 1, 2001 – March 31, 2002)

(1) Non-Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

	Millions of Yen – Except Per Share Data			
	Fiscal Year Ended March 31,			
	2002		2001	
Operating Revenue	307,272	13.5%	270,827	13.5%
Operating Income	110,442	6.9%	103,319	18.2%
Ordinary Income	107,515	4.0%	103,372	21.6%
Net Income	38,349	(20.9)%	48,512	10.0%
Net Income per Share (yen)	426.54yen		572.38 yen	
Net Income to Shareholders' Equity Ratio	10.6%		17.5%	
Diluted Net Income per Share (yen)	-		-	
Ordinary Income to Shareholders' Equity Ratio	6.5%		7.5%	
Operating Revenue to Ordinary Income Ratio	35.0%		38.2%	

Notes: 1) Average number of shares during:
Fiscal year ended March 31, 2002: 89,908,062 shares
Fiscal year ended March 31, 2001: 84,755,312 shares
2) Changes in accounting policies: None
3) Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change

(2) Dividend Information

	Dividends Distributed (in Yen)	
	Fiscal Year Ended March 31, 2002	Fiscal Year Ended March 31, 2001
Annual Dividend per Share	50.00	50.00
Interim Dividend per Share	25.00	30.00
Year-End	25.00	30.00
Total Dividends (Million yen)	4,663	4,243
Dividend Payout Ratio (%)	12.2	8.7
Year-End Dividend per Share (%)	1.1	1.4

(3)Non-Consolidated Financial Position

	Millions of Yen - Rounded Down, Except Where Noted	
	Fiscal Year Ended March 31, 2002	Fiscal Year Ended March 31, 2001
Total Assets	1,740,868	1,586,409
Shareholders' Equity	420,493	302,601
Shareholders' Equity Ratio (%)	24.2%	19.1%
Shareholders' Equity per Share(Yen)	4,513.89	3,565.21

Note1): Number of shares issued and outstanding:

Fiscal year ended March 31, 2002: 93,155,415 shares
Fiscal year ended March 31, 2001: 84,875,955 shares

2) :Total number of treasury stocks at the end of the fiscal period:

Fiscal year ended March 31, 2002: 220,585 shares
Fiscal year ended March 31, 2001: 45 shares

2. Fiscal Year 2002 Full Year Projections (April 1, 2002 - March 31, 2003) (In Millions of yen, rounded down)

	Millions of Yen – Except Per Share Data	
	Interim period ending September 30	Fiscal year ending March 31, 2003
Operating Revenue	163,360	331,372
Ordinary Income	60,313	119,000
Net Income	32,338	62,841
Annual Dividend per Share	-	50.00
Interim Dividend per Share	25.00	-
Year-End	-	25.00

Reference: Projected earnings per share for fiscal year 2002 (Fiscal year ending March 31, 2003):674.58 yen

"Caution Relating to Results Projections"

The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these projections for a variety of reasons.

1. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

Millions of Yen - **Rounded Down, Except Where Noted**

	For the current fiscal year (As of March 31, 2002)		For the previous fiscal year (As of March 31, 2002)		Increase (Decrease)	
(Assets)	**Amount**	**%**	**Amount**	**%**	**Amoun**	**%**
Current Assets:						
Cash and cash equivalents	93,392		95,768		(2,375)	
Loans	1,313,690		1,159,764		153,956	
Property for sale	668		818		(150)	
Property for sale in progress	-		1,622		(1,622)	
Stored goods	11		13		(1)	
Prepaid expenses	3,495		4,172		(677)	
Deferred tax assets	7,589		9,240		(1,650)	
Accrued income	12,246		10,372		1,873	
Short-term loans	7,183		236		6,947	
Short-term loans to affiliates	-		200		(200)	
Treasury stock	-		0		(0)	
Other	12,429		2,154		10,275	
Allowance for bad debts	(58,689)		(45,115)		(13,574)	
Total current assets	**1,392,017**	**80.0**	**1,239,217**	**78.1**	**152,800**	**12.3**
Fixed Assets:						
Tangible Fixed Assets:						
Buildings	23,306	1.3	67,389	4.2	(44,082)	
Structures	9,393		17,389		(7,945)	
Machinery	2,721		2,969		(248)	
Vehicles	12		89		(76)	
Equipment and fixtures	0		0		(0)	
Rental assets	5,894		5,753		141	
Land	5,283		41,212		(35,928)	
Construction in process account	-		25		(25)	
Tangible fixed assets	**348,059**	**20.0**	**345,880**	**21.8**	**2,179**	**0.6**
Intangible Fixed Assets:						
Software	2,353		2,365		(11)	
Telephone rights	596		598		(1)	
Other	2		3		(0)	
Total intangible fixed assets	**2,952**	**0.2**	**2,966**	**0.2**	**(13)**	
Investment and Other Fixed Assets:						
Investment in securities	6,539		4,888		1,651	
Stock in affiliated companies	105,724		109,745		(4,021)	
Investments in equity other than capital stock	3,054		3,308		(253)	
Long-term loans	8,640		8,675		(35)	
Long-term loans to shareholders and employees	31		30		0	
Long-term loans to affiliated companies	160,543		117,550		42,992	
Claims in bankruptcy	14,267		11,844		2,422	
Long-term prepaid expenses	1,565		2,172		(606)	
Deferred tax assets	4,347		1,644		2,702	
Lease deposits and guarantees	8,652		8,549		102	
Loss on deferred hedge	22,930		20,090		2,840	
Other	2,723		2,852		(128)	
Allowance for bad debts	(17,220)		(15,828)		(1,391)	
Total investment and other fixed assets	**321,800**	**18.5**	**275,524**	**17.4**	**46,275**	
Total fixed assets:	**348,059**	**20.0**	**345,880**	**21.8**	**2,179**	**0.6**
Deferred Assets:						
Bond issuing expenses	790		1,311		(521)	
Total deferred assets	**790**	**0.0**	**1,311**	**0.1**	**(521)**	**(39.8)**
Total Assets:	1,740,868	100.0	1,586,409	100.0	154,458	9.7

Non-Consolidated Balance Sheet (cont.):

	Millions of Yen - Rounded Down, Except Where Noted					
	For the current fiscal year (As of March 31, 2002)		For the previous fiscal year (As of March 31, 2002)		Increase (Decrease)	
(Liabilities)	**Amount**	**%**	**Amount**	**%**	**Amoun**	**%**
Current Liabilities:						
Notes payable - trade	3,572		3,773		(201)	
Accounts payable - trade	26		31		(5)	
Short –term loans debt	14,000		17,500		(3,500)	
Current portion of bonds	71,000		36,000		35,000	
Current portion of long-term debt	359,785		312,256		47,529	
Commercial paper	15,000		15,000		0	
Trade accounts payable	5,913		6,008		(94)	
Income taxes payable	15,911		25,530		(9,618)	
Accrued expenses payable	3,996		2,847		1,148	
Deposits	482		356		126	
Income in advance	4		25		(20)	
Accrued bonuses	2,452		2,192		259	
Other	224		373		(149)	
Total Current Liabilities	**492,369**	**28.3**	**421,894**	**26.6**	**70,475**	**16.7**
Long-term Liabilities:						
Bonds	351,500		341,500		10,000	
Long term debts	451,693		496,917		(45,223)	
Allowance for retirement benefits for employees	1,338		2,115		(776)	
Allowance for retirement benefits for directors	1,056		945		111	
Interest swaps	22,304		20,090		2,213	
Other	111		345		(233)	
Total Long-term Liabilities	**828,005**	**47.5**	**861,914**	**54.3**	**(33,908)**	**(3.9)**
Shareholders equity:						
Common stock	83,317	4.8	39,788	2.5	43,528	109.4
Additional paid-in capital	89,830	5.2	46,310	2.9	43,520	94.0
Surplus reserve	1,566	0.1	1,301	0.1	265	20.4
Retained earnings	248,085	14.2	214,968	13.6	33,116	15.4
General reserve	207,422		164,422		43,000	
Unappropriated retained earnings for the period	40,663		50,546		(9,883)	
Differences in evaluation of other marketable securities	(260)	(0.0)	231	0.0	(492)	(212.3)
Treasury stock	(2,045)	(0.1)	-	0.0	(2,045)	-
Total Shareholders' Equity	**420,493**	**24.2**	**302,601**	**19.1**	**117,892**	**39.0**
Total Liabilities and Shareholders' Equity	1,740,868	100.0	1,586,409	100.0	154,458	9.7

(2) Non-Consolidated Statement of Income

	Millions of Yen - Rounded Down, Except Where Noted					
	For the current fiscal year (Apr. 1, 2001 to Mar. 31, 2002)		For the previous fiscal year (Apr. 1, 2000 to Mar. 31, 2001)		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
Operating Revenue	**307,272**	**100.0**	**270,827**	**100.0**	**36,445**	**13.5**
Interest on loans to customers	296,034	96.3	262,580	97.0	33,453	
Financial revenue - other	230	0.1	338	0.1	(108)	
Interest on bank deposit	30		96		(66)	
Interest on marketable securities	0		0		(0)	
Interest on loans	199		240		(40)	
Other	0		1		(1)	
Operating Revenue - other	11,007		7,908	2.9	3,099	
Sales of property	2,823		40		2,783	
Revenue from service business	1,246		1,303		(56)	
Bad debts write-off recovery	3,779		3,325		454	
Other	3,157		3,239		(81)	
Operating Expenses	**196,830**	**64.1**	**167,507**	**61.9**	**29,322**	**17.5**
Financial expenses	33,377	10.9	28,682	10.6	4,695	
Interest expense	21,124		20,656		467	
Interest on bond	9,704		5,949		3,754	
Other	2,549		2,075		473	
Cost of sales	3,025	1.0	435	0.2	2,590	
Cost of sales of property	2,677		56		2,621	
Cost of sales of service business	348		378		(30)	
Operating Expenses - other	160,426	52.2	**138,389**	**51.1**	**22,037**	
Advertising expenses	19,274		17,042		2,231	
Commissions	9,769		10,462		(693)	
Loan losses	6,611		2,174		4,437	
Transfers to allowance for bad debts	58,689		45,115		13,574	
Director's salaries and remuneration	415		381		34	
Salaries for employees	17,877		16,693		1,184	
Bonus for employees	2,333		2,278		55	
Transfers to accrued bonuses	2,452		66		259	
Transfers allowance to directors' retirement	111				44	
Welfare expenses	2,942		2,481		460	
Retirement benefits	368		1,981		(1,612)	
Rent fees	7,901		8,293		(391)	
Land rent	7,100		6,700		399	
Supplies	1,294		1,166		128	
Repairs	2,888		2,758		130	
Communication expenses	3,921		3,403		517	
Insurance premiums	3,431		3,358		73	
Depreciation expense	4,465		4,201		263	
Consumption tax	3,120		2,917		203	
Other	5,456		4,718		737	
Operating Income	**110,442**	**35.9**	**103,319**	**38.1**	**7,122**	**6.9**

Non-Consolidated Income Statement (cont.):

	Millions of Yen - Rounded Down, Except Where Noted					
	For the current fiscal year (Apr. 1, 2001 to Mar. 31, 2002)		For the previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
Non-operating income	**4,570**	**1.5**	**1,726**	**0.0**	**2,844**	164.8
Interest on loans	3,651		810		2,841	
Cash dividends	29		88		(59)	
Dividend on insurance	530		474		55	
Investment in anonymous association	-		66		(66)	
Miscellaneous	357		285		72	
Non-operating expenses	**7,496**	**2.4**	**1,673**	**0.6**	**5,823**	348.1
Transfer allowance for bad debts	2,371		1,060		1,310	
Write-down of property for sale	47		102		(54)	
New share issuing expenses	4,234		-		4,234	
Amortization of bond issuing expenses	72		187		(114)	
Miscellaneous	770		322		447	
Ordinary income	**107,515**	**35.0**	**103,372**	**38.2**	**4,142**	**4.0**
Extraordinary income	**367**		**76**	**0.0**	**291**	**380.4**
Sale of fixed assets	72		-		72	
Sale of investment securities	84		-		84	
Allowance for bad debts from previous year	210		76		133	
Extraordinary losses	**35,229**	**11.5**	**10,973**	4.1	**24,255**	221.0
Loss on sale of fixed assets	31,257		1,551		29,705	
Loss on disposal of fixed assets	711		314		396	
Amount equivalent to previous year loss on valuation of real estate for sale	2,147		-		2,147	
Loss on cancellation of leases	30		60		(29)	
Transfer allowance for bad debts	351		998		(647)	
Loan losses	118		5,500		(5,381)	
Loss on valuation of investment securities	549		1,531		(981)	
Loss on sale of subsidiaries' stocks	41		-		41	
Loss on valuation of golf club memberships	21		26		(4)	
Differences of change in retirement benefit accounting	-		991		(991)	
Income before income taxes	**72,653**	**23.6**	**92,475**	**34.1**	**(19,821)**	**(21.4)**
Corporate tax, local and enterprise taxes	**35,001**	**11.4**	**45,011**	**16.6**	**(10,010)**	**(22.2)**
Adjustment on corporate tax, etc.	**(696)**	**(0.2)**	**(1,048)**	**(0.4)**	**351**	**33.5**
Net Income	**38,349**	**12.4**	**48,512**	**17.9**	**(10,162)**	**(20.9)**
Retained earnings brought forward	4,648		3,901		746	
Interim dividends	2,334		1,697		636	
Surplus reserve for interim period dividends	-		169		(169)	
Unappropriated retained earnings	**40,663**		**50,546**		**(9,883)**	

(3) Non-Consolidated Statement of Retained Earnings

	Millions of Yen - Rounded Down, Except Where Noted	
	For the current fiscal year Ended March 31, 2002 June 26, 2002*	For the previous fiscal year Ended March 31, 2001 June 27, 2001*
Present Term Unappropriated Profit	40,663	50,546
Appropriation of profit	35,931	45,898
Earned surplus reserve	-	265
Distribution of profit	2,328	2,546
Bonuses for directors	103	87
(Bonuses for auditors)	3	3
Other reserve	33,500	43,000
Deferred profits	4,731	4,648

Note: * The date with asterisks indicate Shareholders' meetings (scheduled).

2. Significant Accounting Policies Relating to the Financial Statements

Accounting principles used for standard accounting treatment

1. Appraisal standards and methods for principal assets

(1) Marketable securities — Cost method, cost being determined by the moving average method

(2) Other marketable securities

Securities valued at market — Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

Securities not valued at market — Cost method, cost being determined by the moving average method

2. Inventories

(1) Real estate for sale — Lower-of-cost-or-market method, cost being determined by the specific cost method
Property currently being leased out is depreciated as a tangible fixed asset.

(2) Warehouse goods — Latest purchase cost method

3. Depreciation methods for depreciable assets

(1) Tangible fixed assets: — Decline balance depreciation method
Major useful lives are as follows:

Buildings and structures	7 - 50 years
Machinery and vehicles	2 - 15 years
Equipment and fittings	2 - 20 years

(2) Intangible fixed assets

Software — Straight-line method based on the assumed useful life for internal use (5 years)

Other — Straight-line method

(3) Long-term prepaid expenses — Straight-line method

4. Deferred assets

Bond issuing expense — Depreciated evenly over the period until maturity or over the longest period allowed by the Commercial Code (3 years), whichever is shorter.

New share issuing expense — New share issuing expenses are accounted for as expenses at the time of expenditure.

5. Conversion methods for assets and liabilities in foreign currency: — Credits and debts in foreign currency are converted into Japanese yen at the spot exchange rate on the settlement day, and differences in the conversion are treated as profits and losses.

6. Accounting standards for allowances and reserves

(1) Allowance for bad debts — Provision for losses on bad debts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

(2) Reserve for accrued bonuses — Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.

(3) Allowance for retirement benefits for employees — In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year.

(4) Allowance for retirement benefits for directors — The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.

7.	Accounting methods for income and expenses	Interest on loans to customers is recorded on an accrual basis. Accrued interest included in loans is recorded at the lower of the interest rates prescribed in the Interest Rate Control Law and the contract interest rate provided by the Company.

8. Accounting treatment for lease transactions
In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, mutatis mutandis.

9. Hedge accounting methods

(1)	Hedge accounting methods	The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps where appropriate.
(2)	Hedging methods and hedged transactions	
	Hedging methods	Interest caps and interest swaps
	Hedged transactions	Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).
(3)	Hedging policy	The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.
(4)	Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.

10. Other Significant Accounting Policies Relating to the Financial Statements

(1)	Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as financial expenses and included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.
(2)	Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are written off using the straight-line method over a five-year period.

(Additional)

11.	Treasury stock	Treasury stocks (0 million yen at fiscal 2001 year-end) previously indicated as "treasury stocks" under current assets until fiscal 2001 are now shown at the end of assets as a deduction as specified by revisions made to financial statements.

Notes

Notes to the Non-Consolidated Balance Sheets

	Millions of Yen As of March 31, 2002	Millions of Yen As of March 31, 2001
1. Total accumulated depreciation for tangible fixed assets:	15,068	19,569

2. Assets pledged as collateral and corresponding liabilities:

(1) Assets pledged as collateral:

	Millions of Yen As of March 31, 2002	Millions of Yen As of March 31, 2001
Loans	559,239	522,867
Buildings	-	2,218
Structures	-	8
Machinery	-	74
Land	-	7,472
Real estate for sale	153	-
Investment securities	153	136
Total	559,546	532,777

(2) Corresponding liabilities:

	Millions of Yen As of March 31, 2002	Millions of Yen As of March 31, 2001
Short-term debt	-	500
Current portion of long-term debt	190,665	168,228
Long-term debt	277,100	287,737
Total	467,765	456,466

In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,000 million yen for short-term debt, 66,945 million yen for current portion of long-term debt, 127,185 million yen in total. The Company has also offered 6,764 million yen for cash and cash equivalents as collateral for swap transactions. The Company has taken Marutoh Co., Ltd.'s tangible fixed assets as a pledge for thier borrowings.

3. Number of shares	224,000,000	224,000,000
Number of issued shares	93,376,000	84,876,000

However, Company contracts stipulate that the number of shares must be reduced by the number of new shares issued when shares are eliminated.

4. Liabilities on guarantees		(Millions of yen)
(1) Balance of liabilities for affiliates' individual customers.	2,746	394
(2) Balance of liabilities for guarantees for debts of affiliates Marutoh Co., Ltd.	9,500	-

5. Bad Debts

The bad debts included in Loans and Claims in Bankruptcy are shown below:

	End of current fiscal year			End of previous fiscal year		
	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total
Claims in bankruptcy	1,410	15,046	16,456	-	13,058	13,058
Loans in arrears	10,240	13,093	23,333	9,305	10,831	20,136
Loans in arrears longer than 3 months	6,561	2,369	8,931	5,205	1,669	6,874
Loans with adjusted terms	29,287	18	29,305	23,777	36	23,814
Total	47,499	30,527	78,027	38,287	25,595	63,883

Explanations each of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96 Paragraph 1 Number 3 Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

6. Issuance of New Stock During the Current Non-Consolidated Fiscal Year.

No. of shares issued	8,500,000	shares
Increase in common stock	43,528	million yen
Increase in capital reserve	43,520	million yen

7. Change in purpose for holding tangible fixed assets

During the current consolidated accounting period, 21 million yen worth of buildings, 3 million yen worth of structures, 1 million yen worth of equipment and fittings, and 2,502 million yen worth of land recorded as real estate for sale due to changes in holding objectives. The valuation loss accompanying the adoption of the lower-of-cost-or-market method for the real estate for sale in question included a previous year portion of 2,147 million yen, which has been recorded under extraordinary losses.

Notes to the Non-Consolidated Income Statement

2. Loss on sale of fixed assets

	Millions of Yen As of March 31, 2002	Millions of Yen As of March 31, 2001
Buildings	3,178	0
Structures	6	0
Machinery	32	2
Land	4	-
Total	28,036	1,547

3. Write-off of fixed assets

	Millions of Yen As of March 31, 2002	Millions of Yen As of March 31, 2001
Buildings	347	234
Structures	84	38
Machinery	-	-
Vehicles	-	0
Equipment	71	31
Construction in progress	-	-
Other Investment	207	10
Total	711	314

Notes to Lease Transactions

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(Millions of Yen)

	Current fiscal year			Previous fiscal year		
	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	261	154	106	211	98	113
Equipment and fittings	26,309	18,431	7,877	25,516	18,835	6,680
Total	26,570	18,586	7,983	25,727	18,933	6,793

(2) Outstanding balance of future lease payments at the end of the period:

(Millions of yen)

	Current fiscal year	Previous fiscal year
Within one year	4,810	4,390
Over one year	5,792	5,138
Total	10,602	9,528

(3) Amount of lease fee payments, depreciation expense and interest expense:

(Millions of yen)

	Current fiscal year	Previous fiscal year
Lease fee payments	5,738	6,117
Depreciation expenses	5,474	5,359
Interest expenses	339	387

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

(5) Accounting method for the amount equivalent to interest expenses

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Tax effect accounting:

(1) Principal cause of deferred tax assets and deferred tax liabilities:

(Millions of Yen)

	End of current fiscal year	End of previous fiscal year
Deferred tax assets(Current):		
Excess amount transferred to allowance for bad debts accounts	4,896	6,163
Accrued income tax	888	1,839
Denied amount of bad debts depreciation	861	516
Excess amount transferred to accrued bonus	716	501
Other deferred tax assets	226	219
Total deferred tax assets	7,589	9,240
Deferred liabilities(Fixed):		
Excess amount transferred to allowance for bad debts accounts	1,995	-
Excess amount of depreciation and amortization	816	272
Transfer allowance for retirement benefits	543	851
Transfer allowance for retirement benefit for directors' bonuses	443	395
Differences in evaluation of other marketable securities	188	-
Other deferred tax liabilities	361	292
Total deferred tax assets(Fixed)	4,347	1,812
Offsetting of deferred tax liabilities(Fixed)	-	(167)
Net deferred tax assets(Fixed)	-	1,644
Deferred tax liabilities(Fixed)	-	-
Differences in evaluation of other marketable securities	-	-
Total deferred tax liabilities(Fixed)	-	-
Offsetting of deferred tax assets(Fixed)	-	-
Net deferred tax liabilities(Fixed)	-	-

(2) Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting:

Statutory effective tariff	41.9%	41.9%
(Adjusted)		
Tax on reserves	4.7%	4.4%
Other	0.6%	1.1%
Charge rate of income tax after adoption of tax effect accounting	47.2%	47.5%

2. Changes in Directors and Officers

(Effective April 1, 2002)

Name: Takashi Noda
Position: Senior Managing Director,
Duties: Director, Guarantee Business Department

Name: Yuji Katayama
Position: Managing Director
Duties: General Manager of Human Resource Department

Name: Hiroharu Imada
Position: Director
New duties: Administration, Credit and Business Operation Department

Name: Masami Munetake
Position: Director
Duties: General Manager of Business Planning Department

Name: Hiroshi Abe
Position: Director
Duties: General Manager of Business Administration, Director of Corporate Business Department, Chief of President Office, and Head of Business Development Department.

3. Business Results
(1) Operating Revenue

(Millions of Yen)

		Current fiscal year From April 1,2001 to March 31, 2002		Previous fiscal year From April 1,2000 to March 31,2001	
		Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	249,088	81.1	224,718	83.0
	Secured loans	43,054	14.0	34,974	12.9
	Small business loans	3,891	1.2	2,888	1.1
	Sub-total	296,034	96.3	262,580	97.0
Other financial revenue	Interest on deposits	30	0.0	96	0.0
	Interest on marketable securities	0	0.0	0	0.0
	Interest on loans	199	0.1	240	0.1
	Other	0	0.0	1	0.0
	Sub-total	230	0.1	338	0.1
Other operating revenue	Sales of property	2,823	0.9	40	0.0
	Cost of sales of service business	1,246	0.4	1,303	0.5
	Bad debt write-off recovery	3,779	1.3	3,325	1.2
	Other	3,157	1.0	3,239	1.2
	Sub-total	11,007	3.6	7,908	2.9
Total		307,272	100.0	270,827	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and property rents.

(2) Other Operating Indicators

(Millions of Yen・except per share data)

	End of current fiscal year (As of March 31, 2002)	End of previous fiscal year (As of March 31, 2001)
Total amount of loans outstanding	1,303,690	1,159,734
Unsecured loans	1,019,292	921,891
Secured loans	277,671	225,644
Small business loans	16,726	12,198
Number of customer accounts	2,244,283	2,121,446
Unsecured loans	2,155,235	2,050,299
Secured loans	75,057	60,976
Small business loans	13,991	10,171
Number of branches	1,603	1,542
Staffed branches	538	538
Unstaffed branches	1,050	987
Branches for secured loans	4	4
Restaurants	9	10
Karaoke parlors	2	3
Number of "Ojidosan" loan-contracting machines	1,585	1,522
Number of ATMs	28,170	22,021
Company-owned	1,688	1,646
Partner-owned	26,482	20,375
Number of employees	3,576	3,477
Bad debt write-off	51,726	39,799
Allowance for bad debts	75,909	60,943
Net income per share (yen)	426.54	572.38
Net assets per share (yen)	4513.89	3,565.21

Notes1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.

2. Furthermore, Bad debt write-off, which came to 1,422 million yen at the end of the current fiscal year and 5,347 million yen at the end of the previous fiscal year, has not been included.

2002年3月期　決算資料データブック

Data Book (March.2002)

03 APR 30 AM 7:21

―注:業績予想に関する注意事項―

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

―Note: Forward Looking Statements―

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社

AIFUL CORPORATION

EXHIBIT 2

1. 営業指標(アイフル単独) (Review of Operation / AIFUL Non-Consolidated)

(1)営業実績 (Operating Results)

年/決算月	(Fiscal Year)	99/3	増減率(yoy%)	00/3	増減率(yoy%)	01/3	増減率(yoy%)	02/3	増減率(yoy%)	2003/3 (Forecast)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	837,981	19.3	1,001,080	19.5	1,159,734	15.8	1,313,690	13.3	1,436,198	9.3
無担保ローン	Unsecured Loans	690,704	14.4	809,361	17.2	921,891	13.9	1,019,292	10.6	1,090,119	6.9
有担保ローン	Secured Loans	137,755	44.8	181,428	31.7	225,644	24.4	277,671	23.1	325,509	17.2
事業者ローン	Small Business Loans	9,522	160.5	10,289	8.1	12,198	18.5	16,726	37.1	20,569	23.0
口座数 (千件)	Customer Accounts (Thousand)	1,822	6.8	1,975	8.4	2,121	7.4	2,244	5.8	2,327	3.7
無担保ローン	Unsecured Loans	1,776	6.1	1,917	7.9	2,050	7.0	2,155	5.1	2,219	3.0
有担保ローン	Secured Loans	38	32.8	49	28.5	60	22.0	75	23.1	89	19.5
事業者ローン	Small Business Loans	7	173.3	8	14.4	10	25.8	13	37.6	17	28.3
一口座当たり残高 (千円)	Per Account (¥ Thousand)	459	11.7	506	10.2	546	7.9	585	7.1	617	5.4
無担保ローン	Unsecured Loans	388	7.8	422	8.6	449	6.5	472	5.2	491	3.8
有担保ローン	Secured Loans	3,543	9.0	3,630	2.5	3,700	1.9	3,699	-0.0	3,628	-1.9
事業者ローン	Small Business Loans	1,347	-4.7	1,272	-5.6	1,199	-5.8	1,195	-0.3	1,145	-4.2
新規顧客件数 (千件)	New Accounts (Thousand)	429	-5.5	449	4.6	479	6.9	496	3.4	489	-1.4
無担保ローン	Unsecured Loans	406	-7.0	425	4.6	453	6.7	462	2.0	449	-2.9
有担保ローン	Secured Loans	16	15.7	20	21.1	22	9.2	27	21.9	32	18.7
事業者ローン	Small Business Loans	5	115.3	3	-40.2	4	19.3	6	55.6	7	19.8
実質平均利回り ※1 (%)	Average Yield ※1 (%)	25.5	-1.0	25.0	-0.5	24.3	-0.7	23.9	-0.4	23.4	-0.6
無担保ローン	Unsecured Loans	27.0	-0.8	26.6	-0.5	26.0	-0.6	25.7	-0.3	25.3	-0.3
有担保ローン	Secured Loans	17.0	-0.1	17.2	0.2	17.2	-0.1	17.1	-0.1	16.3	-0.8
事業者ローン	Small Business Loans	28.3	15.7	30.6	2.3	25.7	-4.9	26.9	1.2	25.6	-1.3

※1:実質平均利回り=営業貸付金利息/((期初残高+期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月	(Fiscal Year)	99/3	増減数(yoy)	00/3	増減数(yoy)	01/3	増減数(yoy)	02/3	増減数(yoy)	2003/3 (Forecast)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,009(418)	202	1,311(698)	302	1,529(892)	218	1,592(947)	63	1,601	9
有人店舗 ※3	Staffed Branches ※3	540(124)	89	534(127)	-6	536(120)	2	536(119)	0	548	12
無人店舗 ※3	Unstaffed Branches ※3	465(294)	113	773(571)	308	987(772)	214	1,050(828)	63	1,047	-3
ハートプラザ ※4	Heart Plaza ※4	4	0	4	0	4	0	4	0	4	0
その他 ※5	Other ※5	-	-	-	-	2	2	2	0	2	0
ローン事業店舗出店数 (店)	Newly Opened Loan Business Branches	202	-	321(19)	-	245	-	94	-	30	-
有人店舗 ※6	Staffed ※6	36	-	24(19)	-	8	-	2	-	2	-
無人店舗	Unstaffed	166	-	297	-	235	-	92	-	28	-
ハートプラザ ※4	Heart Plaza ※4	-	-	-	-	-	-	-	-	-	-
その他 ※5	Other ※5	-	-	-	-	2	-	-	-	-	-
有人店の無人化 (店)	Remodeled into Unstaffed	2	-	18	-	11	-	13	-	10	-
無人店の有人化 (店)	Remodeled into Staffed	55	-	2	-	5	-	11	-	20	-
廃店 ※6 (店)	Closed Branches ※6	-	-	19(14)	-	27	-	31	-	21	-
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,002	202	1,305	303	1,522	217	1,585	63	1,594	9
併設型	At Staffed Branches	536	90	531	-5	534	3	534	0	536	2
独立型	At Unstaffed Branches	466	112	774	308	988	214	1,051	63	1,058	7
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	14,118	3,951	16,631	2,513	22,021	5,390	35,904	13,883	-	-
ATM台数	AIFUL ATMs	1,132	228	1,437	305	1,646	209	1,688	42	1,697	9
提携CD台数 ※7	Tie-up CDs	12,986	3,723	15,194	2,208	20,375	5,181	34,216	13,841	-	-
レストラン店舗 (店)	Restaurants	11	1	10	-1	10	0	9	-1	9	0
カラオケ店舗 (店)	Karaoke Parlors	5	0	3	-2	3	0	2	-1	2	0
社員数 (人)	Number of Employees	3,141	410	3,263	122	3,477	214	3,576	99	3,812	236

※2:()はロードサイド型　※2:Roadside Type

※3:00/3末店舗数には日本ベネフィット株式会社からの譲受店舗(有人1店、無人4店)を含む。　※3:Included Nippon Benefit Branches Taken Over(Staffed Branches:1,Unstaffed Branches:4)

※4:ハートプラザは有担保専門店　※4:Heart Plaza is Specialized for Secured Loans

※5:eきゃっシング店1店・個品割賦店1店　※5:e-cashing:1・Sales Finance:1

※6:()は日本ベネフィット店舗数　※6:Nippon Benefit

※7:02/3提携CD台数にはローソン(ロッピー)7,734台を含む　※7:Included Loppi 7,734

注) 斜体数値は増減数　Note:Italic Font = Increase or Decrease

2. 営業指標(ライフ) (Review of Operation / LIFE)

(1)営業実績 (Operating Results)

営業債権ベース (Managed Asset Basis)

年/決算月	(Fiscal Year)	01/3 a	01/9 b	増減率(b/a%)	02/3	増減率(yoy%)	2003/3 (Forecast)	増減率(yoy%)
残高 (百万円)	Balance (¥ Million)	606,313	592,097	-2.3	612,509	1.0	687,641	12.3
割賦売掛金	Installment Receivable	225,376	216,523	-3.9	224,213	-0.5	260,978	16.4
総合斡旋	Credit Card Shopping	63,079	65,409	3.7	61,513	-2.5	72,910	18.5
個品斡旋	Per Item Shopping Loan	162,275	151,092	-6.9	162,671	0.2	188,046	15.6
オートローン	Automobile	33,782	23,689	-29.9	15,556	-54.0	6,698	-56.9
特定	Service	50,228	52,654	4.8	73,100	45.5	93,111	27.4
一般	Goods	55,127	56,560	2.6	57,922	5.1	75,350	30.1
代位弁済	Collateral	23,138	18,190	-21.4	16,095	-30.4	12,887	-19.9
リース他	Lease etc.	22	22	0.0	24	9.1	22	-8.3
営業貸付金	Loans (Cash Advance)	196,559	217,127	10.5	250,903	27.7	312,550	24.6
カードキャッシング	with Credit Card	129,989	139,438	7.3	160,138	23.2	186,478	16.4
キャッシュプラザ	with Loan Card (Life Play Card)	64,401	76,559	18.9	89,560	39.1	125,081	39.7
その他	Other	2,168	1,131	-47.8	1,204	-44.5	991	-17.7
信用保証売掛金	Guarantee	184,378	158,447	-14.1	137,392	-25.5	114,113	-16.9
パートナー	Partner Loan (Automobile)	54,499	37,785	-30.7	22,627	-58.5	8,966	-60.4
銀行保証	Bank Loan	79,248	72,676	-8.3	69,287	-12.6	65,242	-5.8
住宅	Home Loan	50,631	47,986	-5.2	45,477	-10.2	39,905	-12.3
クレジットカード	Credit Card							
有効カード会員数 (千人)	Number of Card Holders (Thousand)	7,483	7,927	*444*	8,716	*1,233*	9,786	*1,070*
プロパー	Proper	847	973	*126*	1,387	*540*	1,408	*21*
提携	Affinity	6,636	6,955	*319*	7,328	*692*	8,378	*1,050*
新規発行数 (千枚)	Number of New Issue (Thousand)	1,951	694	-	1,794	*-157*	1,870	*76*
プロパー	Proper	74	81	-	177	*103*	313	*136*
提携	Affinity	1,877	613	-	1,617	*-260*	1,557	*-60*
単価(残高÷残有会員数)(千円)	Balance per Account (¥ Thousand)			-				
ショッピング	Shopping	72	61	-15.3	57	-20.8	-	-
キャッシング	Cashing	203	202	-0.5	216	6.4	-	-
買上実績 (百万円)	Purchase Results (¥ Million)							
個品あっせん	Per Item Shopping	67,156	44,420	-	104,531	55.7	138,600	32.6
カード事業	Card Shopping	370,077	194,624	-	425,446	15.0	490,692	15.3
ショッピング	Shopping	219,167	109,925	-	233,633	6.6	265,963	13.8
キャッシング	Cashing	150,909	84,699	-	191,813	27.1	224,729	17.2

注) 斜体数値は増減数 Notes: Italic Font = Increase or Decrease

会計上 (On-Balance)

		01/9 c	02/3 d	増減率(d/c%)
残高	Balance	417,113	369,800	-11.3
割賦売掛金	Installment Receivable	157,122	134,662	-14.3
総合斡旋	Credit Card Shopping	65,409	50,192	-23.3
個品斡旋	Per Item Shopping Loan	91,692	84,445	-7.9
オートローン	Automobile	-	-	-
特定	Service	-	-	-
一般	Goods	-	-	-
代位弁済	Collateral	18,190	16,095	-11.5
リース他	Lease etc.	22	24	9.1
営業貸付金	Loans (Cash Advance)	101,542	97,745	-3.7
カードキャッシング	with Credit Card	67,354	59,998	-10.9
キャッシュプラザ	with Loan Card (Life Play Card)	33,057	36,541	10.5
その他	Other	1,131	1,204	6.5
信用保証売掛金	Guarantee	158,447	137,392	-13.3
パートナー	Partner Loan (Automobile)	37,785	22,627	-40.1
銀行保証	Bank Loan	72,676	69,287	-4.7
住宅	Home Loan	47,986	45,477	-5.2

(2)チャネル展開 (Marketing Channel)

年/決算月	(Fiscal Year)	01/3	01/9 b	増減数(b-a)	02/3	増減数(yoy)	2003/3 (Forecast)	増減数(yoy)
事業店舗数 (店)	Business Branches	116	152	*36*	196	*80*	256	*60*
営業店舗	Branches	62	68	*6*	68	*6*	70	*2*
キャッシュプラザ	Cash Plaza	54	84	*30*	128	*74*	186	*58*
有人	Staffed	33	56	*23*	90	*57*	98	*8*
無人	Unstaffed	21	28	*7*	38	*17*	88	*50*
廃店 (店)	Closed Branches	-	-	-	2	-	-	-
加盟店数 (社)	Member Merchant	73,601	74,633	*1,032*	76,714	*3,113*	-	-
社員数 (人)	Number of Employees	1,910	1,957	*47*	1,887	*-23*	1,887	*0*

注) 斜体数値は増減数 Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

3. 営業指標(その他ローン子会社) *(Review of Operation / Other Subsidiaries)*

(1)ハッピークレジット *(Happy Credit / Acquisition : June 2000)*

		年/決算月 *(Fiscal Year)*	00/5末 ※参考 a	01/3 b	増減率(b/a%)	02/3	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding* (¥ Million)	22,094	27,106	22.7	32,428	19.6	39,220	20.9
口座数	(千件)	*Customer Accounts* (Thousand)	77	87	13.0	105	20.6	120	14.3
一口座当たり残高	(千円)	*Per Account* (¥ Thousand)	285	309	8.5	306	-1.0	326	6.5
新規顧客件数	(千件)	*New Accounts* (Thousand)	-	26	-	37	42.3	40	8.1
平均名目金利	(%)	*Average interest rate* (%)	34.0	30.1	*-3.9*	29.5	*-0.5*	29.4	*-0.2*
営業店舗数	(店)	*Loan Business Branches*	62	56	*-6*	58	*2*	57	*-1*
有人店舗		*Staffed*	41	35	*-6*	36	*1*	33	*-3*
無人店舗		*Unstaffed*	21	21	*0*	22	*1*	24	*2*
社員数	(人)	*Number of Employees*	199	179	*-20*	156	*-23*	161	*5*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)信和 *(Sinwa / Acquisition : June 2000)*

		年/決算月 *(Fiscal Year)*	00/5末 ※参考 a	01/3 b	増減率(yoy%)	02/3	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding* (¥ Million)	13,713	16,861	22.9	21,169	25.5	26,678	26.0
口座数	(千件)	*Customer Accounts* (Thousand)	41	47	14.5	57	21.3	69	21.1
一口座当たり残高	(千円)	*Per Account* (¥ Thousand)	333	357	7.3	366	2.5	382	4.4
新規顧客件数	(千件)	*New Accounts* (Thousand)	-	11	-	19	72.7	23	21.1
平均名目金利	(%)	*Average interest rate* (%)	34.2	29.3	*-4.9*	28.9	*-0.4*	28.8	*-0.1*
営業店舗数	(店)	*Loan Business Branches*	34	35	*1*	35	*0*	35	*0*
有人店舗		*Staffed*	10	10	*0*	11	*1*	11	*0*
無人店舗		*Unstaffed*	24	25	*1*	24	*-1*	24	*0*
社員数	(人)	*Number of Employees*	68	74	*6*	62	*-12*	62	*0*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(3)ビジネクスト *(Businext / JV with Sumitomo Trust & Banking started April 2001)*

		年/決算月 *(Fiscal Year)*	00/5末	01/3	増減率(b/a%)	02/3	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding* (¥ Million)	-	-	-	8,116	-	14,473	78.3
口座数	(千件)	*Customer Accounts* (Thousand)	-	-	-	5	-	10	100.0
一口座当たり残高	(千円)	*Per Account* (¥ Thousand)	-	-	-	1,449	-	1,444	-0.3
新規顧客件数	(千件)	*New Accounts* (Thousand)	-	-	-	4	-	6	50.0
平均名目金利	(%)	*Average interest rate* (%)	-	-	-	15.5	-	15.3	*-0.2*
営業店舗数	(店)	*Loan Business Branches*	-	-	-	2	-	3	*1*
有人店舗		*Staffed*	-	-	-	2	-	3	*1*
無人店舗		*Unstaffed*	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*	-	-	-	47	-	54	*7*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(4)山陽信販 *(SANYO SHINPAN CO.,LTD. / Acquisition : June 2001)*

		年/決算月 *(Fiscal Year)*	00/5末 ※参考	01/3	増減率(b/a%)	02/3	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
残高	(百万円)	*Balance* (¥ Million)	-	10,837	-	11,387	5.1	12,648	11.1
営業貸付金		*Loans Outstanding*	-	7,375	-	9,646	30.8	11,955	23.9
割賦売掛金		*Installment Receivable*	-	3,461	-	1,740	-50.2	692	-60.2
口座数	(千件)	*Customer Accounts* (Thousand)	-	24	-	26	8.3	-	-
一口座当たり残高	(千円)	*Per Account* (¥ Thousand)	-	297	-	358	20.5	-	-
新規顧客件数	(千件)	*New Accounts* (Thousand)	-	-	-	5	-	6	20.0
平均名目金利	(%)	*Average interest rate* (%)	-	-	-	-	-	-	-
営業店舗数	(店)	*Loan Business Branches*	-	22	-	20	*-2*	19	*-1*
有人店舗		*Staffed*	-	9	-	7	*-2*	6	*-1*
無人店舗		*Unstaffed*	-	13	-	13	*0*	13	*0*
社員数	(人)	*Number of Employees*	-	79	-	75	*-4*	76	*1*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

4. 利益指標(連結・単独) *(Review of Profit)*

(1)利益指標(連結) *(Consolidated)*

項目		年/決算月 *(Fiscal Year)*		99/3	増減率(yoy%)	00/3	増減率(yoy%)	01/3	増減率(yoy%)	02/3	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	–	–	–	–	280,656	–	397,162	41.5	452,573	14.0
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	–	–	–	–	176,323	–	285,832	62.1	321,353	12.4
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	–	–	–	–	104,333	–	111,329	6.7	131,220	17.9
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	–	–	–	–	103,533	–	105,067	1.5	127,000	20.9
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	–	–	–	–	48,252	–	35,063	-27.3	66,682	90.2
総資本	(百万円)	*Total Assets*	*(¥ Million)*	–	–	–	–	1,865,537	–	2,029,633	8.8	2,219,634	9.4
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	–	–	–	–	306,549	–	421,343	37.4	484,036	14.9
一株当たり当期純利益 ※1	(円)	*EPS*	*(¥)*	–	–	–	–	569.32	–	390.00	-31.5	715.81	83.5
一株当たり株主資本 ※1	(円)	*BPS*	*(¥)*	–	–	–	–	3,611.74	–	4523.01	25.2	5,183.73	14.6
株主資本比率	(%)	*Equity Ratio*	*(%)*	–	–	–	–	16.4	–	20.8	*4.4*	–	–
株主資本当期純利益率	(%)	*ROE*	*(%)*	–	–	–	–	15.7	–	9.6	*-6.1*	–	–
総資本当期純利益率	(%)	*ROA*	*(%)*	–	–	–	–	2.6	–	1.8	*-0.8*	–	–

※1:01/3中に、1:1.5の株式分割実施　※1:Stock Split (1:1.5) in FY2001

注）斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)利益指標(単独) *(Non-Consolidated)*

項目		年/決算月 *(Fiscal Year)*		99/3	増減率(yoy%)	00/3	増減率(yoy%)	01/3	増減率(yoy%)	02/3	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	204,957	14.2	238,532	16.4	270,827	13.5	307,272	13.5	331,372	7.8
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	133,059	9.6	151,095	13.6	167,507	10.9	196,830	17.5	212,690	8.1
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	71,897	24.1	87,437	21.6	103,319	18.2	110,442	6.9	118,680	7.5
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	68,843	23.2	85,009	23.5	103,372	21.6	107,515	4.0	119,000	10.7
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	28,448	13.8	44,104	55.0	48,512	10.0	38,349	-20.9	62,841	63.9
総資本	(百万円)	*Total Assets*	*(¥ Million)*	996,523	13.7	1,182,468	18.7	1,586,409	34.2	1,740,868	9.7	1,880,841	8.0
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	203,748	39.3	252,902	24.1	302,601	19.7	420,493	39.0	478,297	13.7
一株当たり当期純利益 ※1	(円)	*EPS*	*(¥)*	610.63	1.4	786.13	28.7	572.38	-27.2	426.54	-25.5	674.58	58.2
一株当たり株主資本 ※1	(円)	*BPS*	*(¥)*	4,358.03	27.4	4,507.83	3.4	3,565.21	-20.9	4,513.89	26.6	5,122.27	13.5
一株当たり配当金 ※1	(円)	*Cash Dividends per Shar ※1*	*(¥)*	60.00	0.0	60.00	0.0	50.00	-16.7	50.00	0.0	50.00	0.0
配当性向	(%)	*Payout Ratio*	*(%)*	9.9	*-0.4*	7.6	*-2.3*	8.7	*1.1*	12.2	*3.5*	–	–
株主資本比率	(%)	*Equity Ratio*	*(%)*	20.4	*3.8*	21.4	*0.9*	19.1	*-2.3*	24.2	*5.1*	–	–
株主資本当期純利益率	(%)	*ROE*	*(%)*	16.3	*-4.6*	19.3	*3.1*	17.5	*-1.9*	10.6	*-6.9*	–	–
総資本当期純利益率	(%)	*ROA*	*(%)*	3.0	*-0.1*	4.0	*1.0*	3.5	*-0.5*	2.3	*-1.2*	–	–

※1:01/3中に、1:1.5の株式分割実施　※1:Stock Split (1:1.5) in FY2001

注）斜体数値は増減数　Notes:Italic Font = Increase or Decrease

《参考》

項目				99/3	増減率(yoy%)	00/3	増減率(yoy%)	01/3	増減率(yoy%)	02/3	増減率(yoy%)	2003/3 *(Forecast)*	増減率(yoy%)
残高経費率 ※2	(%)	*SG & A Cost / Loan ※2*	*(%)*	14.2	*-1.1*	13.5	*-0.7*	12.8	*-0.7*	13.0	*0.2*	12.6	*-0.4*

※2:残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　※2:SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

注）斜体数値は増減数　Notes:Italic Font = Increase or Decrease

5. 損益の内訳(連結) *(Revenue and Expenses / Consolidated)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	01/3	営業収益比 (%)	02/3	営業収益比 (%)	増減率 (yoy%)	2003/3 *(Forecast)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	280,656	100.0	397,162	100.0	41.5	452,573	100.0	14.0
営業貸付金利息	*Interest Income*	272,236	97.0	359,318	90.5	32.0	409,276	90.4	13.9
無担保ローン	*Unsecured Loans*	234,374	83.5	311,910	78.5	33.1	354,746	78.4	13.7
有担保ローン	*Secured loans*	34,974	12.5	43,150	10.9	23.4	49,282	10.9	14.2
事業者ローン	*Small Business Loans*	2,888	1.0	4,257	1.1	47.4	5,248	1.2	23.3
総合あっせん収益	*Credit Card Shopping*	-	-	6,742	1.7	-	7,043	1.6	4.5
個品あっせん収益	*Per-item Shopping*	-	-	10,353	2.6	-	13,287	2.9	28.3
信用保証収益	*Guarantees*	-	-	4,076	1.0	-	3,478	0.8	-14.7
その他の金融収益	*Other Financial Revenue*	341	0.1	525	0.1	54.0	613	0.1	16.8
その他の営業収益	*Other Operating Revenue*	8,078	2.9	16,146	4.1	99.8	18,874	4.2	16.9
不動産売上高	*Sales of Property*	40	0.0	2,823	0.7	6,925.0	-	-	-
サービス事業売上高	*Restaurant & Karaoke*	1,303	0.5	1,246	0.3	-4.3	1,277	0.3	2.5
償却債権回収額	*Bad Debt Recovery*	3,509	1.3	5,715	1.4	62.8	7,365	1.6	28.9
その他	*Other*	3,225	1.1	6,360	1.6	97.0	10,232	2.3	60.9
営業費用	*Operating Expenses*	176,323	62.8	285,832	72.0	62.1	321,353	71.0	12.4
金融費用	*Financial Expenses*	28,934	10.3	34,615	8.7	19.6	42,279	9.3	22.1
借入金利息等	*Interest on Borrowings*	20,908	7.4	21,987	5.5	5.2	29,435	6.5	33.9
社債利息等	*Interest on SB etc.*	8,025	2.9	12,627	3.2	57.3	12,844	2.8	1.7
売上原価	*Cost of Sales*	435	0.2	3,025	0.8	594.6	306	0.1	-89.9
不動産売上原価	*Cost of Sales of Property*	56	0.0	2,677	0.7	4,617.8	-	-	-
サービス事業売上原価	*Cost of Restaurant Business*	378	0.1	348	0.1	-8.1	306	0.1	-12.1
その他の営業費用	*Other Operating Expenses(SG&A)*	146,953	52.4	248,191	62.5	68.9	278,768	61.6	12.3
貸倒関連費用	*Credit Cost*	51,707	18.4	89,945	22.6	74.0	102,151	22.6	13.6
貸倒損失	*Write offs*	3,837	1.4	7,925	2.0	106.5	2,138	0.5	-73.0
貸倒引当金繰入額	*Allowance for Bad Debts*	47,869	17.1	82,020	20.7	71.3	100,012	22.1	21.9
広告宣伝費	*Advertising Expenses*	17,652	6.3	26,845	6.8	52.1	25,172	5.6	-6.2
人件費	*Salaries*	27,426	9.8	45,019	11.3	64.1	50,490	11.2	12.2
役員報酬	*Directors' Salaries*	395	0.1	595	0.1	50.7	622	0.1	4.5
従業員給与賞与等	*Employees' Salaries*	20,011	7.1	34,519	8.7	72.5	37,936	8.4	9.9
その他	*Other*	7,019	2.5	11,257	2.8	60.4	11,933	2.6	6.0
連結調整勘定償却	*Amortization of Goodwill and Consolidation Differences*	435	0.2	3,178	0.8	629.9	2,579	0.6	-18.8
その他	*Other*	49,731	17.7	83,201	20.9	67.3	98,376	21.7	18.2
営業利益	*Operating Income*	104,333	37.2	111,329	28.0	6.7	131,220	29.0	17.9
営業外収益	*Non-operating Income*	1,061	0.4	1,333	0.3	25.5	779	0.2	-41.6
営業外費用	*Non-operating Expenses*	1,862	0.7	7,595	1.9	307.9	4,998	1.1	-34.2
経常利益	*Ordinary Income*	103,533	36.9	105,067	26.5	1.5	127,000	28.1	20.9
特別利益	*Extraordinary Income*	77	0.0	1,729	0.4	2,123.7	601	0.1	-65.2
特別損失	*Extraordinary Losses*	11,036	3.9	44,948	11.3	307.3	985	0.2	-97.8
税引前利益	*Income before Income Taxes*	92,573	33.0	61,848	15.6	-33.2	126,615	28.0	104.7
法人税・住民税及び事業税	*Income Taxes*	46,204	16.5	36,292	9.1	-21.5	55,823	12.3	53.8
法人税等調整額	*Effect of a Tax Consequences*	1,832	0.7	8,907	2.2	386.0	-4,307	-1.0	-148.4
少数株主利益(損失)	*Minority Interest Loss*	50	0.0	601	0.2	1,085.4	196	0.0	-67.4
当期純利益	*Net Income*	48,252	17.2	35,063	8.8	-27.3	66,682	14.7	90.2

6. 損益の内訳(アイフル単独) (Revenue and Expenses / AIFUL Non-Consolidated)

(百万円/¥Million)

年/決算月	(Fiscal Year)	00/3	営業収益比 (%)	増減率 (yoy%)	01/3	営業収益比 (%)	増減率 (yoy%)	02/3	営業収益比 (%)	増減率 (yoy%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	238,532	100.0	16.4	270,827	100.0	13.5	307,272	100.0	13.5	331,372	100.0	7.8
営業貸付金利息	Interest Income	229,693	96.3	16.9	262,580	97.0	14.3	296,034	96.3	12.7	321,321	97.0	8.5
無担保ローン	Unsecured Loans	199,162	83.5	13.9	224,718	83.0	12.8	249,088	81.1	10.8	267,264	80.7	7.3
有担保ローン	Secured loans	27,503	11.5	38.8	34,974	12.9	27.2	43,054	14.0	23.1	49,282	14.9	14.5
事業者ローン	Small Business Loans	3,027	1.3	62.4	2,888	1.1	-4.6	3,891	1.3	34.7	4,775	1.4	22.7
その他の金融収益	Other Financial Revenue	251	0.1	-42.3	338	0.1	34.8	230	0.1	-31.9	247	0.1	7.3
その他の営業収益	Other Operating Revenue	8,587	3.6	7.4	7,908	2.9	-7.9	11,007	3.6	39.2	9,802	3.0	-10.9
受取保証料	Loan Guarantee Fee	-	-	-	2	0.0	-	83	0.0	2,842.3	734	0.2	774.6
不動産売上高	Sales of Property	1,086	0.5	5.4	40	0.0	-96.3	2,823	0.9	6,925.0	-	-	-
サービス事業売上高	Restaurant & Karaoke	1,474	0.6	-15.7	1,303	0.5	-11.6	1,246	0.4	-4.3	1,276	0.4	2.4
償却債権回収額	Bad Debt Recovery	3,144	1.3	20.0	3,325	1.2	5.7	3,779	1.2	13.7	4,742	1.4	25.5
その他	Other	2,881	1.2	11.1	3,236	1.2	12.4	3,074	1.0	-5.0	3,048	0.9	-3.5
営業費用	Operating Expenses	151,095	63.3	13.6	167,507	61.9	10.9	196,830	64.1	17.5	212,690	64.2	8.1
金融費用	Financial Expenses	25,590	10.7	14.0	28,682	10.6	12.1	33,377	10.9	16.4	39,185	11.8	17.4
借入金利息等	Interest on Borrowings	20,925	8.8	3.9	20,656	7.6	-1.3	21,124	6.9	2.3	26,341	7.9	24.7
社債利息等	Interest on SB etc.	4,665	2.0	102.4	8,025	3.0	72.0	12,253	4.0	52.7	12,843	3.9	4.8
売上原価	Cost of Sales	1,634	0.7	10.2	435	0.2	-73.3	3,025	1.0	594.6	306	0.1	-89.9
不動産売上原価	Cost of Sales of Property	1,208	0.5	20.7	56	0.0	-95.3	2,677	0.9	4,617.8	-	-	-
サービス事業売上原価	Cost of Restaurant Business	426	0.2	-11.4	378	0.1	-11.1	348	0.1	-8.1	306	0.1	-12.0
その他の営業費用	Other Operating Expenses(SG&A)	123,870	51.9	13.5	138,389	51.1	11.7	160,426	52.2	15.9	173,199	52.3	8.0
貸倒関連費用	Credit Cost	38,918	16.3	18.0	47,289	17.5	21.5	65,300	21.3	38.1	67,873	20.5	3.9
貸倒損失	Write offs	1,293	0.5	-67.0	2,174	0.8	68.1	6,611	2.2	204.1	2,138	0.6	-67.7
貸倒引当金繰入額	Allowance for Bad Debts	37,625	15.8	29.5	45,115	16.7	19.9	58,689	19.1	30.1	65,734	19.8	12.0
広告宣伝費	Advertising Expenses	13,303	5.6	3.8	17,042	6.3	28.1	19,274	6.3	13.1	18,349	5.5	-4.8
支払手数料	Commission	10,806	4.5	18.2	10,462	3.9	-3.2	9,769	3.2	-6.6	9,913	3.0	1.0
人件費	Salaries	25,084	10.5	12.8	26,077	9.6	4.0	26,501	8.6	1.6	30,530	9.2	15.2
役員報酬	Directors' Salaries	369	0.2	2.2	381	0.1	3.1	415	0.1	9.0	474	0.1	14.1
従業員給与賞与等	Employees' Salaries	19,466	8.2	11.8	20,953	7.7	7.6	20,579	6.7	-1.8	23,545	7.1	14.4
その他	Other	5,248	2.2	17.7	4,742	1.8	-9.6	5,506	1.8	16.1	6,510	2.0	18.2
賃借料·地代家賃	Rental Expenses · Land Rent	14,866	6.2	11.5	14,994	5.5	0.9	15,001	4.9	0.0	16,018	4.8	6.8
消耗品費·修繕費	Supplies · Repair and Maintenance	4,579	1.9	11.5	3,925	1.4	-14.3	4,183	1.4	6.6	4,560	1.4	9.0
通信費	Communications	3,056	1.3	20.7	3,403	1.3	11.4	3,921	1.3	15.2	4,328	1.3	10.4
保険料	Insurance Premium	3,013	1.3	17.0	3,358	1.2	11.4	3,431	1.1	2.2	3,684	1.1	7.4
減価償却費	Depreciation	3,021	1.3	-4.2	4,201	1.6	39.0	4,465	1.5	6.3	3,464	1.0	-21.6
その他	Other	7,218	3.0	15.1	7,633	2.8	5.8	8,576	2.8	12.3	14,477	4.4	68.8
営業利益	Operating Income	87,437	36.7	21.6	103,319	38.1	18.2	110,442	35.9	6.9	118,680	35.8	7.5
営業外収益	Non-operating Income	667	0.3	15.2	1,726	0.6	158.8	4,570	1.5	164.8	5,000	1.5	9.4
営業外費用	Non-operating Expenses	3,095	1.3	-14.8	1,673	0.6	-45.9	7,496	2.4	348.1	4,681	1.4	-37.6
経常利益	Ordinary Income	85,009	35.6	23.5	103,372	38.2	21.6	107,515	35.0	4.0	119,000	35.9	10.7
特別利益	Extraordinary Income	63	0.0	-67.9	76	0.0	20.7	367	0.1	380.4	-	-	-
特別損失	Extraordinary Losses	362	0.2	-91.5	10,973	4.1	2,929.9	35,229	11.5	221.0	492	0.1	-98.6
税引前利益	Income before Income Taxes	84,710	35.5	30.8	92,475	34.1	9.2	72,653	23.6	-21.4	118,507	35.8	63.1
法人税·住民税等	Income Taxes	34,395	14.4	17.5	36,483	13.5	6.1	28,309	9.2	-22.4	44,009	13.3	55.5
事業税	Enterprise Taxes	8,003	3.4	-	8,528	3.1	6.6	6,692	2.2	-21.5	10,297	3.1	53.9
法人税等調整額	Effect of a Tax Consequences	1,793	-0.8	-	1,048	0.4	-41.5	696	0.2	-33.5	-1,358	-0.4	-295.1
当期純利益	Net Income	44,104	18.5	55.0	48,512	17.9	10.0	38,349	12.5	-20.9	62,841	19.0	63.9

7. 損益の内訳(ライフ) (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	01/9	営業収益比 (%)	02/3	営業収益比 (%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	37,732	100.0	79,824	100.0	101,076	100.0	26.6
割賦売掛金収益	Installment Receivable	8,887	23.6	19,020	23.8	21,246	21.0	11.7
総合斡旋	Credit Card Shopping	3,553	9.4	7,177	9.0	7,607	7.5	6.0
個品斡旋	Per Item Shopping Loan	5,193	13.8	11,565	14.5	13,448	13.3	16.3
その他	Other	141	0.4	277	0.3	190	0.2	-31.4
営業貸付収益	Loans (Cash Advance)	24,060	63.8	51,387	64.4	69,216	68.5	34.7
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	15,151	40.2	32,007	40.1	41,841	41.4	30.7
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	8,882	23.5	19,352	24.2	27,317	27.0	41.2
その他融資	Other	27	0.1	27	0.0	56	0.1	107.4
信用保証	Guarantee	2,140	5.7	3,992	5.0	3,458	3.4	-13.4
その他の金融収益	Other Financial Revenue	182	0.5	294	0.4	175	0.2	-40.5
その他の営業収益	Other Operating Revenue	2,463	6.5	5,130	6.4	6,980	6.9	36.1
償却債権回収額	Bad Debt Recovery	760	2.0	1,684	2.1	2,328	2.3	38.2
その他の業務収入	Other	1,704	4.5	3,445	4.3	4,651	4.6	35.0
営業費用	Operating Expenses	36,279	96.1	77,891	97.6	93,263	92.3	19.7
金融費用	Financial Expenses	6,468	17.1	9,235	11.6	7,604	7.5	-17.7
貸倒関連費用	Credit Cost	5,354	14.2	17,397	21.8	26,558	26.3	52.7
その他の営業費用	Other Operating Expenses(SG&A)	24,457	64.8	51,258	64.2	59,100	58.5	15.3
広告宣伝費	Advertising Expenses	2,224	5.9	4,583	5.7	4,727	4.7	3.1
人件費	Salaries	7,136	18.9	14,969	18.8	17,315	17.1	15.7
その他	Other	15,096	40.0	31,706	39.7	37,056	36.7	16.9
販売費	Sales Cost	4,930	13.1	11,187	14.0	14,709	14.6	31.5
ｼｽﾃﾑ費	System Cost	4,342	11.5	8,764	11.0	10,465	10.4	19.4
施設費	Rent Cost	2,559	6.8	4,826	6.0	4,003	4.0	-17.1
管理費	Admin Cost	3,263	8.6	6,927	8.7	7,878	7.8	13.7
営業利益	Operating Income	1,453	3.9	1,933	2.4	7,813	7.7	304.2
営業外利益	Non-operating Income	153	0.4	505	0.6	233	0.2	-53.9
営業外費用	Non-operating Expenses	32	0.1	33	0.0	46	0.0	39.4
経常利益	Ordinary Income	1,574	4.2	2,404	3.0	8,000	7.9	232.8
特別利益	Extraordinary Income	472	1.3	1,375	1.7	587	0.6	-57.3
特別損失	Extraordinary Losses	134	0.4	233	0.3	451	0.4	93.6
税引前利益	Income before Income Taxes	1,911	5.1	3,547	4.4	8,137	8.1	129.4
法人税·住民税及び事業税	Income Taxes	56	0.1	98	0.1	114	0.1	16.3
法人税等調整額	Effect of a Tax Consequences	-1,793	-4.8	7,459	9.3	-2,795	-2.8	-137.5
当期純利益	Net Income	62	0.2	10,908	13.7	5,228	5.2	-52.1

注3: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

7. 損益の内訳(ライフ)　(Revenue and Expenses / LIFE)

会計上 *(On-Balance)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/9	営業収益比 (%)	02/3	営業収益比 (%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	34,091	100.0	74,012	100.0	99,037	100.0	33.8
割賦売掛金収益	Installment Receivable	8,245	24.2	16,712	22.6	20,400	20.6	22.1
総合斡旋	Credit Card Shopping	4,227	12.4	6,699	9.1	7,031	7.1	5.0
個品斡旋	Per Item Shopping Loan	4,018	11.8	10,012	13.5	13,178	13.3	31.6
その他	Other	0	0.0	-	-	190	0.2	-
営業貸付収益	Loans (Cash Advance)	21,060	61.8	47,883	64.7	68,022	68.7	42.1
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	13,081	38.4	29,676	40.1	41,064	41.5	38.4
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	7,885	23.1	18,101	24.5	26,900	27.2	48.6
その他融資	Other	93	0.3	105	0.1	56	0.1	-46.7
信用保証	Guarantee	2,139	6.3	3,992	5.4	3,458	3.5	-13.4
その他の金融収益	Other Financial Revenue	182	0.5	294	0.4	175	0.2	-40.5
その他の営業収益	Other Operating Revenue	2,463	7.2	5,130	6.9	6,980	7.0	36.1
償却債権回収額	Bad Debt Recovery	759	2.2	1,684	2.3	2,328	2.4	38.2
その他の業務収入	Other	1,703	5.0	3,445	4.7	4,651	4.7	35.0
営業費用	Operating Expenses	32,638	95.7	72,079	97.4	91,223	92.1	26.6
金融費用	Financial Expenses	2,826	8.3	3,423	4.6	5,564	5.6	62.5
貸倒関連費用	Credit Cost	5,354	15.7	17,397	23.5	26,558	26.8	52.7
その他の営業費用	Other Operating Expenses(SG&A)	24,457	71.7	51,258	69.3	59,100	59.7	15.3
広告宣伝費	Advertising Expenses	2,224	6.5	4,583	6.2	4,727	4.8	3.1
人件費	Salaries	7,136	20.9	14,969	20.2	17,315	17.5	15.7
その他	Other	15,096	44.3	31,706	42.8	37,056	37.4	16.9
販売費	Sales Cost	4,930	14.5	11,187	15.1	14,709	14.9	31.5
ｼｽﾃﾑ費	System Cost	4,342	12.7	8,764	11.8	10,465	10.6	19.4
施設費	Rent Cost	2,559	7.5	4,826	6.5	4,003	4.0	-17.1
管理費	Admin Cost	3,263	9.6	6,927	9.4	7,878	8.0	13.7
営業利益	Operating Income	1,453	4.3	1,933	2.6	7,813	7.9	304.2
営業外利益	Non-operating Income	153	0.4	505	0.7	233	0.2	-53.9
営業外費用	Non-operating Expenses	32	0.1	33	0.0	46	0.0	39.4
経常利益	Ordinary Income	1,573	4.6	2,404	3.2	8,000	8.1	232.8
特別利益	Extraordinary Income	471	1.4	1,375	1.9	587	0.6	-57.3
特別損失	Extraordinary Losses	133	0.4	233	0.3	451	0.5	93.6
税引前利益	Income before Income Taxes	1,911	5.6	3,547	4.8	8,137	8.2	129.4
法人税·住民税及び事業税	Income Taxes	56	0.2	98	0.1	114	0.1	16.3
法人税等調整額	Effect of a Tax Consequences	-1,793	-5.3	7,459	10.1	-2,795	-2.8	-137.5
当期純利益	Net Income	62	0.2	10,908	14.7	5,228	5.3	-52.1

8. 損益の内訳（その他ローン子会社） *(Revenue and Expenses / Other Subsidiaries)*

（1）ハッピークレジット *(Happy Credit / Acquisition : June 2000)*

（百万円/¥ *Million*）

年/決算月	*(Fiscal Year)*	01/3 ※ a	12ヶ月換算 b=(a×12)/10	営業収益比 (%)	02/3 c	営業収益比 (%)	増減率 c/a	増減率 c/b	2003/3 *(Forecast)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	6,089	7,307	100.0	7,987	100.0	31.2	9.3	9,434	100.0	18.1
営業貸付金利息	*Interest Income*	5,934	7,121	97.5	7,793	97.6	31.3	9.4	9,217	97.7	18.3
その他	*Other*	155	186	2.5	194	2.4	25.2	4.3	217	2.3	11.9
営業費用	*Operating Expenses*	6,584	7,901	108.1	7,439	93.1	13.0	-5.8	8,244	87.4	10.8
金融費用	*Financial Expenses*	600	721	9.9	761	9.5	26.8	5.5	960	10.2	26.1
広告宣伝費	*Advertising Expenses*	310	372	5.1	498	6.2	60.6	33.9	600	6.4	20.5
貸倒費用	*Credit Cost*	3,682	4,419	60.5	3,984	49.9	8.2	-9.8	4,046	42.9	1.6
人件費	*Salaries*	927	1,113	15.2	1,030	12.9	11.1	-7.5	1,176	12.5	14.2
その他	*Other*	1,062	1,275	17.4	1,165	14.6	9.7	-8.6	1,462	15.5	25.5
営業利益	*Operating Income*	-495	-594	-8.1	547	6.8	-210.5	-192.1	1,190	12.6	117.6
営業外収益	*Non-operating Income*	7	8	0.1	3	0.0	-57.1	-64.3	41	0.4	1,266.7
営業外費用	*Non-operating Expenses*	0	0	0.0	3	0.0	650.0	-	-	-	-
経常利益	*Ordinary Income*	-488	-586	-8.0	548	6.9	-212.3	-193.6	1,231	13.0	124.6
特別利益	*Extraordinary Income*	0	0	0.0	0	0	0.0	-	-	-	-
特別損失	*Extraordinary Losses*	0	0	0.0	99	1.2	-	-	1	-	-
税引前利益	*Income before Income Taxes*	-488	-586	-8.0	449	5.6	-192.0	-176.7	1,230	13.0	173.9
法人税・住民税及び事業税	*Income Taxes*	746	895	12.3	440	5.5	-41.0	-50.8	359	3.8	-18.4
法人税等調整額	*Effect of a Tax Consequences*	870	1,044	14.3	143	1.8	-116.4	-86.3	-198	-2.1	-238.5
当期純利益	*Net Income*	-363	-436	-6.0	152	1.9	-141.9	-134.9	674	7.1	343.4

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まれていません。

（2）信和 *(Sinwa / Acquisition : June 2000)*

（百万円/¥ *Million*）

年/決算月	*(Fiscal Year)*	01/3 ※ a	12ヶ月換算 b=(a×12)/10	営業収益比 (%)	02/3 c	営業収益比 (%)	増減率 c/a	増減率 c/b	2003/3 *(Forecast)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	3,752	4,502	100.0	5,249	100.0	39.9	16.6	6,366	100.0	21.3
営業貸付金利息	*Interest Income*	3,721	4,466	99.2	5,204	99.1	39.9	16.5	6,318	99.2	21.4
その他	*Other*	30	36	0.8	45	0.9	50.0	25.0	48	0.8	6.7
営業費用	*Operating Expenses*	2,513	3,016	67.0	4,342	82.7	72.8	44.0	4,837	76.0	11.4
金融費用	*Financial Expenses*	355	426	9.5	364	6.9	2.5	-14.6	499	7.8	37.1
広告宣伝費	*Advertising Expenses*	299	359	8.0	416	7.9	39.1	15.9	565	8.9	35.8
貸倒費用	*Credit Cost*	735	882	19.6	2,133	40.6	190.2	141.8	2,229	35.0	4.5
人件費	*Salaries*	416	499	11.1	486	9.3	16.8	-2.6	575	9.0	18.3
その他	*Other*	707	849	18.8	941	17.9	33.1	10.8	968	15.2	2.9
営業利益	*Operating Income*	1,238	1,486	33.0	907	17.3	-26.7	-38.9	1,529	24.0	68.6
営業外収益	*Non-operating Income*	40	48	1.1	21	0.4	-47.5	-56.3	22	0.3	4.8
営業外費用	*Non-operating Expenses*	74	89	2.0	15	0.3	-79.7	-83.1	16	0.3	6.7
経常利益	*Ordinary Income*	1,203	1,444	32.1	913	17.4	-24.1	-36.8	1,535	24.1	68.1
特別利益	*Extraordinary Income*	1	1	0.0	49	0.9	4,800.0	3,983.3	13	0.2	-73.5
特別損失	*Extraordinary Losses*	63	75	1.7	208	4.0	230.2	177.3	39	0.6	-81.3
税引前利益	*Income before Income Taxes*	1,141	1,370	30.4	754	14.4	-33.9	-45.0	1,509	23.7	100.1
法人税・住民税及び事業税	*Income Taxes*	446	535	11.9	740	14.1	65.9	38.3	824	12.9	11.4
法人税等調整額	*Effect of a Tax Consequences*	-86	-103	-2.3	333	6.3	287.2	-422.7	78	1.2	-76.6
当期純利益	*Net Income*	609	731	16.2	347	6.6	-43.0	-52.5	763	12.0	119.9

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まれていません。

8. 損益の内訳(その他ローン子会社) (Revenue and Expenses / Other Subsidiaries)

(3)ビジネクスト (Businext / JV with Sumitomo Trust & Banking started April 2001)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		01/9	営業収益比 (%)	02/3	営業収益比 (%)	2003/3 (Forecast)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	90	100.0	366	100.0	1,705	100.0	365.8
営業貸付金利息	Interest Income	90	100.0	366	100.0	1,685	98.8	360.4
その他	Other	0	0.0	0	0.0	20	1.2	–
営業費用	Operating Expenses	1,452	1,613.3	3,037	829.8	2,728	160.0	-10.2
金融費用	Financial Expenses	2	2.2	29	7.9	170	10.0	486.2
広告宣伝費	Advertising Expenses	963	1,070.0	1,860	508.2	695	40.8	-62.6
貸倒費用	Credit Cost	105	116.7	378	103.3	733	43.0	93.9
人件費	Salaries	147	163.3	297	81.1	413	24.2	39.1
その他	Other	231	256.7	472	129.0	715	41.9	51.5
営業利益	Operating Income	-1,361	-1,512.2	-2,671	-729.8	-1,023	-60.0	-61.7
営業外収益	Non-operating Income	0	0.0	75	20.5	–	–	–
営業外費用	Non-operating Expenses	–	–	0	0.0	–	–	–
経常利益	Ordinary Income	-1,361	-1,512.2	-2,595	-709.0	-1,023	-60.0	-60.6
特別利益	Extraordinary Income	–	–	0	0.0	–	–	–
特別損失	Extraordinary Losses	–	–	0	0.0	–	–	–
税引前利益	Income before Income Taxes	-1,361	-1,512.2	-2,595	-709.0	-1,023	-60.0	-60.6
法人税·住民税及び事業税	Income Taxes	1	1.1	5	1.4	5	0.3	0.0
法人税等調整額	Effect of a Tax Consequences	–	–	–	–	–	–	–
当期純利益	Net Income	-1,362	-1,513.3	-2,600	-710.4	-1,028	-60.3	-60.5

(4)山陽信販 (Sanyo Shinpan / Acquisition : June 2001)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		01/9 金額	営業収益比 (%)	02/3 金額	営業収益比 (%)	2003/3 (Forecast) 金額	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	1,110	100.0	2,361	100.0	2,864	100.0	21.3
貸付金利息	Interest Income	1,098	98.9	2,341	99.2	2,833	98.9	21.0
割賦売掛金	Installment Receivable	177	15.9	303	12.8	121	4.2	-60.1
営業貸付金	Loans (Cash Advance)	921	83.0	2,038	86.3	2,712	94.7	33.1
信用保証売掛金	Guarantee	0	0.0	0	0.0	–	–	–
その他の金融収益	Other Financial Revenue	0	0.0	0	0.0	–	–	–
その他の営業収益	Other Operating Revenue	11	1.0	19	0.8	31	1.1	63.2
営業費用	Operating Expenses	1,089	98.1	2,448	103.7	2,350	82.1	-4.0
金融費用	Financial Expenses	146	13.2	285	12.1	308	10.8	8.1
広告宣伝費	Advertising Expenses	71	6.4	211	8.9	235	8.2	11.4
貸倒関連費用	Credit Cost	279	25.1	752	31.9	710	24.8	-5.6
人件費	Salaries	280	25.2	504	21.3	437	15.3	-13.3
その他	Other	311	28.0	694	29.4	660	23.0	-4.9
営業利益	Operating Income	20	1.8	-86	-3.6	514	17.9	-697.7
営業外収益	Non-operating Income	6	0.5	13	0.6	4	0.1	-69.2
営業外費用	Non-operating Expenses	0	0.0	6	0.3	3	0.1	-50.0
経常利益	Ordinary Income	27	2.4	-79	-3.3	515	18.0	751.9
特別利益	Extraordinary Income	0	0.0	0	0.0	–	–	–
特別損失	Extraordinary Losses	4	0.4	584	24.7	2	0.1	-99.7
税引前利益	Income before Income Taxes	23	2.1	-663	-28.1	513	17.9	-177.4
法人税·住民税及び事業税	Income Taxes	0	0.0	1	0.0	66	2.3	6,500.0
法人税等調整額	Effect of a Tax Consequences	-10	-0.9	275	75.1	-206	-7.2	-174.9
当期純利益	Net Income	11	1.0	-389	-16.5	242	8.4	-162.2

9. 債権ポートフォリオ（アイフル単独） *(Analysis of Loan Portfolio / AIFUL Non-Consolidated)*

(1)貸付利率別残高構成*(Breakdown By Interest Rate)*

貸付利率 Interest Rate on Loans to Customers		00/3				01/3				02/3			
		件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)	～ 25.0%	97	5.1	101,073	12.5	122	6.0	144,520	15.7	138	6.4	182,211	17.9
	25.0% ～ 26.0%	101	5.3	71,482	8.8	115	5.6	89,942	9.8	116	5.4	98,279	9.6
	26.0% ～ 27.0%	36	1.9	25,000	3.1	42	2.1	32,314	3.5	47	2.2	38,443	3.8
	27.0% ～ 28.0%	157	8.2	86,370	10.7	163	8.0	97,715	10.6	172	8.0	112,189	11.0
	28.0% ～ 29.0%	49	2.6	25,610	3.2	467	22.8	148,796	16.1	822	38.1	275,877	27.1
	29.0% ～	1,475	77.0	499,823	61.8	1,139	55.6	408,601	44.3	858	39.8	312,292	30.6
	合計 (Total)	1,917	100.0	809,361	100.0	2,050	100.0	921,891	100.0	2,155	100.0	1,019,292	100.0
有担保ローン (Secured Loans)	～ 13.0%	0	0.8	8,875	4.9	0	0.9	10,968	4.9	0	1.0	12,340	4.4
	13.0% ～ 14.0%	1	2.5	14,973	8.3	1	2.7	18,493	8.2	1	2.7	20,800	7.5
	14.0% ～ 15.0%	3	6.1	21,225	11.7	3	6.0	26,385	11.7	4	5.3	29,453	10.6
	15.0% ～ 16.0%	1	3.7	12,092	6.7	2	3.7	14,336	6.4	2	3.5	17,106	6.2
	16.0% ～ 17.0%	3	7.6	19,836	10.9	4	7.5	24,785	11.0	5	6.8	28,930	10.4
	17.0% ～ 18.0%	5	10.1	21,862	12.1	5	9.3	25,182	11.2	6	8.6	30,101	10.8
	18.0% ～	34	69.1	82,563	45.5	42	69.9	105,492	46.8	54	72.1	138,938	50.0
	合計 (Total)	49	100.0	181,428	100.0	60	100.0	225,644	100.0	75	100.0	277,671	100.0
事業者ローン (Small Business Loans)	～ 28.0%	3	45.6	5,523	53.7	3	29.5	4,050	33.2	3	26.6	5,065	30.3
	28.0% ～ 29.0%	1	22.7	1,669	16.2	5	52.1	6,355	52.1	8	63.8	10,811	64.6
	29.0% ～	2	31.7	3,096	30.1	1	18.4	1,792	14.7	1	9.6	850	5.1
	合計 (Total)	8	100.0	10,289	100.0	10	100.0	12,198	100.0	13	100.0	16,726	100.0
合計	(Total)	1,975	100.0	1,001,080	100.0	2,121	100.0	1,159,734	100.0	2,244	100.0	1,313,690	100.0

(2)貸付金額別残高構成*(Breakdown By Amount)*

貸付金額 Loan Outstandings		00/3				01/3				02/3			
		件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)	(千円/¥ Thousand)												
	～ 100	186	9.7	11,847	1.5	185	9.0	12,304	1.3	192	8.9	12,914	1.3
	100 ～ 200	232	12.2	38,395	4.7	249	12.2	41,460	4.5	258	12.0	42,986	4.2
	200 ～ 300	215	11.2	56,259	7.0	230	11.3	60,434	6.6	235	10.9	62,189	6.1
	300 ～ 400	250	13.1	91,013	11.2	268	13.1	97,543	10.6	278	12.9	101,629	10.0
	400 ～ 500	778	40.6	371,893	45.9	807	39.4	385,627	41.8	835	38.8	400,312	39.3
	500 ～ 1,000	203	10.6	161,960	20.0	228	11.1	187,953	20.4	244	11.3	202,315	19.8
	1,000 ～	50	2.6	77,991	9.6	80	3.9	136,566	14.8	109	5.1	196,945	19.3
	合計 (Total)	1,917	100.0	809,361	100.0	2,050	100.0	921,891	100.0	2,155	100.0	1,019,292	100.0
有担保ローン (Secured Loans)	(千円/¥ Thousand)												
	～ 1,000	3	7.7	2,406	1.3	3	6.1	2,179	1.0	3	4.9	2,288	0.8
	1,000 ～ 5,000	38	78.0	107,572	59.3	47	78.4	133,363	59.1	59	79.1	166,144	59.8
	5,000 ～ 10,000	5	10.2	36,984	20.4	7	11.8	52,668	23.3	9	12.9	71,980	25.9
	10,000 ～ 50,000	2	4.1	32,075	17.7	2	3.7	34,966	15.5	2	3.1	36,072	13.0
	50,000 ～ 100,000	0	0.0	890	0.5	0	0.0	1,000	0.4	0	0.0	863	0.3
	100,000 ～	0	0.0	1,499	0.8	0	0.0	1,466	0.6	0	0.0	321	0.1
	合計 (Total)	49	100.0	181,428	100.0	60	100.0	225,644	100.0	75	100.0	277,671	100.0
事業者ローン (Small Business Loans)	(千円/¥ Thousand)												
	～ 1,000	3	44.5	2,901	28.2	4	46.5	3,629	29.8	6	45.0	4,352	26.0
	1,000 ～ 2,000	4	54.2	7,172	69.7	5	51.4	8,147	66.8	7	52.1	11,483	68.7
	2,000 ～	0	1.3	215	2.1	0	2.1	422	3.5	0	2.9	890	5.3
	合計 (Total)	8	100.0	10,289	100.0	10	100.0	12,198	100.0	13	100.0	16,726	100.0
合計	(Total)	1,975	100.0	1,001,080	100.0	2,121	100.0	1,159,734	100.0	2,244	100.0	1,313,690	100.0

※1:Thousand
※2:Million

10. 無担保ローン顧客属性(アイフル単独) *(Unsecured Loans Customer Profile / AIFUL Non-Consolidated)*

(1)性　別 *(Sex)*

	年/決算月 *(Fiscal Year)*	00/3	構成比(%)	01/3	構成比(%)	02/3	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	300	70.7	313	69.2	323	69.9
	女　性 *(Female)*	124	29.3	139	30.8	139	30.1
	合　計 *(Total)*	425	100.0	453	100.0	462	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	1,314	68.6	1,403	68.4	1,477	68.5
	女　性 *(Female)*	602	31.4	647	31.6	678	31.5
	合　計 *(Total)*	1,917	100.0	2,050	100.0	2,155	100.0

(2)年齢別 *(Age)*

	年/決算月 *(Fiscal Year)*	00/3	構成比(%)	01/3	構成比(%)	02/3	構成比(%)
新規顧客 *(New Accounts)*	20 ~ 29 (才/Age)	195	46.1	197	43.6	202	43.8
	30 ~ 39	90	21.3	99	22.1	104	22.5
	40 ~ 49	70	16.6	76	16.8	75	16.3
	50 ~ 59	49	11.6	57	12.6	57	12.4
	60 ~	18	4.4	22	5.0	23	5.0
	合　計 *(Total)*	425	100.0	453	100.0	462	100.0
既存顧客 *(Existing Accounts)*	20 ~ 29才 (才/Age)	498	26.0	523	25.5	610	28.3
	30 ~ 39	501	26.2	547	26.7	563	26.2
	40 ~ 49	403	21.0	419	20.5	429	19.9
	50 ~ 59	344	18.0	368	18.0	367	17.1
	60 ~	169	8.8	191	9.3	183	8.5
	合　計 *(Total)*	1,917	100.0	2,050	100.0	2,155	100.0

(3)保険種別 *(Type of Social Security)*

	年/決算月 *(Fiscal Year)*		00/3	構成比(%)	01/3	構成比(%)	02/3	構成比(%)
新規顧客 *(New Accounts)*	会社員(社保)	*Office Worker (Company Health Insurance)*	214	50.5	215	47.5	215	46.5
	会社員(国保)	*Office Worker (National Health Insurance)*	157	37.1	178	39.4	187	40.6
	自営業者	*Self Employed*	52	12.4	59	13.2	59	12.9
	合　計	*Total*	425	100.0	453	100.0	462	100.0

(4)年収別 *(Annual Income)*

	年/決算月 *(Fiscal Year)*	00/3	構成比(%)	01/3	構成比(%)	02/3	構成比(%)
新規顧客 *(New Accounts)*	~ 2,000 (千円/¥Thousand)	61	14.5	68	15.2	76	16.6
	2,000 ~ 3,000	89	20.9	96	21.4	100	21.7
	3,000 ~ 4,000	107	25.2	115	25.5	116	25.2
	4,000 ~ 5,000	69	16.5	71	15.9	71	15.4
	5,000 ~ 7,000	63	15.0	65	14.5	64	13.9
	7,000 ~ 10,000	26	6.2	26	5.9	25	5.6
	10,000 ~	7	1.8	7	1.8	7	1.6
	合　計 *(Total)*	425	100.0	453	100.0	462	100.0

11. 貸倒&不良債権(アイフル単独) (Credit Cost & NPL's / AIFUL Non-Consolidated)

(1)クレジットコストの状況 (Credit Cost)

(百万円/¥ Million)

		99/3 Amount	99/3 /(L) %	00/3 Amount	00/3 /(L) %	01/3 Amount	01/3 /(L) %	02/3 Amount	02/3 /(L) %	2003/3(Forecast) Amount	2003/3(Forecast) /(L) %
期末営業貸付金 (L)	Loans outstanding (L)	837,981	-	1,001,080	-	1,159,734	-	1,313,690	-	1,436,198	-
無担保	Unsecured	690,704	-	809,361	-	921,891	-	1,019,292	-	1,090,119	-
有担保	Home equity	137,755	-	181,428	-	225,644	-	277,671	-	325,509	-
事業者	Small business	9,522	-	10,289	-	12,198	-	16,726	-	20,569	-
期初貸倒引当金 ①	Allowance for bad debt (Begining) ①	22,115	2.64	29,061	2.90	37,625	3.24	45,115	3.43	58,689	4.09
貸倒発生額 ②	Write offs ②	26,028	3.11	30,354	3.03	39,799	3.43	51,649	3.93	60,651	4.22
無担保	Unsecured	25,786	3.73	29,380	3.63	37,944	4.12	48,472	4.76	57,196	5.25
有担保	Home equity	240	0.17	725	0.40	1,405	0.62	2,748	0.99	3,008	0.92
事業者	Small business	1	0.02	247	2.41	449	3.68	428	2.56	446	2.17
貸倒関連費用(営業費用)	Credit cost (Operating Expenses)	32,974	3.93	38,918	3.89	47,289	4.08	65,300	4.97	67,873	4.73
貸倒損失 ※1 ②-①	Loan losses ※1 ②-①	3,913	0.47	1,293	0.13	2,174	0.19	6,611	0.50	2,138	0.15
貸倒引当金繰入	Allowance for bad debt	29,061	3.47	37,625	3.76	45,115	3.89	58,689	4.47	65,734	4.58
期末貸倒引当金	Allowance for bad debt (End)	29,061	3.47	37,625	3.76	45,115	3.89	58,689	4.47	65,734	4.58

		99/3 Amount	99/3 /(L) %	00/3 Amount	00/3 /(L) %	01/3 Amount	01/3 /(L) %	02/3 Amount	02/3 /(L) %	2003/3(Forecast) Amount	2003/3(Forecast) /(L) %
貸倒引当金繰入(営業外費用) ※2 ③	Allowance for bad debt (Non-operating) ※2 ③	468	0.06	615	0.06	993	0.09	2,230	0.17	3,892	0.27
無担保	Unsecured	-	-	-	-	-	-	1,044	0.10	1,594	0.15
有担保	Home equity	468	0.34	615	0.34	993	0.44	1,176	0.42	2,283	0.70
事業者	Small business	-	-	-	-	-	-	8	0.05	13	0.07
②+③	②+③	26,496	3.16	30,970	3.09	40,793	3.52	53,880	4.10	64,543	4.49
無担保	Unsecured	25,786	3.73	29,380	3.63	37,944	4.12	49,517	4.86	58,791	5.39
有担保	Home equity	708	0.51	1,341	0.74	2,399	1.06	3,925	1.41	5,292	1.63
事業者	Small business	1	0.02	247	2.41	449	3.68	437	2.62	459	2.24

※1 貸倒損失は銀行保証の保証対象債権等が含まれております(02/3:77百万円、03/3:176百万円)

※2 営業外費用の貸倒引当金は、不動産担保ローンの担保価値下落分と、民事再生債権の個別引当

11. 貸倒&不良債権(アイフル単独) *(Credit Cost & NPL's / AIFUL Non-Consolidated)*

(2)不良債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ Million)

		99/3		00/3		01/3		02/3		2003/3(Forecast)	
		Amount	/(L) %	Amount	/(L) %	Amount	/(L) %	Amount	/(L) %	Amount	/(L) %
期末営業貸付金 (L)	*Loans outstanding (L)*	837,981	-	1,001,080	-	1,159,734	-	1,313,690	-	1,436,198	-
無担保	*Unsecured*	690,704	-	809,361	-	921,891	-	1,019,292	-	1,090,119	-
有担保	*Home equity*	137,755	-	181,428	-	225,644	-	277,671	-	325,509	-
事業者	*Small business*	9,522	-	10,289	-	12,198	-	16,726	-	20,569	-
4分類開示債権合計 ①	*NPL total ①*	-	-	57,667	5.76	63,883	5.51	78,027	5.94	-	-
破綻先	*Category 4*	-	-	16,299	1.63	13,058	1.13	16,456	1.25	-	-
延滞債権	*Category 3*	-	-	15,797	1.58	20,136	1.74	23,333	1.78	-	-
3ヶ月以上延滞債権	*Category 2*	-	-	5,250	0.52	6,874	0.59	8,931	0.68	-	-
貸出条件緩和債権	*Category 1*	-	-	20,320	2.03	23,814	2.05	29,305	2.23	-	-
うち無担保ローン ②	*NPL (Unsecured) ②*	-	-	32,600	4.03	38,287	4.15	47,499	4.66	-	-
破綻先	*Category 4*	-	-	-	-	-	-	1,410	0.14	-	-
延滞債権	*Category 3*	-	-	8,297	1.03	9,305	1.01	10,240	1.00	-	-
3ヶ月以上延滞債権	*Category 2*	-	-	4,013	0.50	5,205	0.56	6,561	0.64	-	-
貸出条件緩和債権	*Category 1*	-	-	20,290	2.51	23,777	2.58	29,287	2.87	-	-
期末貸倒引当金 ③	*Allowance for NPL ③*	48,009	5.73	56,720	5.67	60,943	5.25	75,909	5.78	85,504	5.95
無税	*Untaxable*	35,803	4.27	41,615	4.16	46,232	3.99	59,478	4.53	71,308	4.97
有税	*Taxable*	12,205	1.46	15,104	1.51	14,710	1.27	16,431	1.25	14,196	0.99
流動 ④	*Current assets ④*	29,061	3.47	37,625	3.76	45,115	3.89	58,689	4.47	65,734	4.58
固定	*Fixed assets*	18,948	2.26	19,094	1.91	15,828	1.36	17,220	1.31	19,769	1.38
NPLカバー率(ALL) ③/①	*Coverage ratio (All) ③/①*	-	-	98.4	-	95.4	-	97.3	-	-	-
NPLカバー率(無担保) ④/②	*Coverage ratio (Unsecured) ④/②*	-	-	115.4	-	117.8	-	123.6	-	-	-

破綻先

未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権

その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権

営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権

上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
有利となる取決めを行なった貸付金

※ 無担保ローン

Category4: NPL's to borrowers in bankruptcy or under construction

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Category3: NPL's exclusive of accrued interest (5M~11M)

NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

Category2: NPL's past due for three months or more (3M~5M)

NPL's past due for 3 months or more that do not fall into the above two categories.

Category1: Restructured NPL's

NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

※ Unsecured Loan

12. 資金調達の状況(連結) *(Review of Funding / Consolidated)*

営業債権ベース*(Managed Asset Basis)* / 会計上*(On-Balance)*

(1)形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)	会計上 02/3	構成比(%)
借入金	Borrowings	811,765	53.7	817,677	55.0	823,148	51.8	906,772	67.5
都市銀行	City Banks	6,320	0.4	7,682	0.5	7,150	0.4	7,150	0.5
長期信用銀行	Long-Term Credit Banks	59,290	3.9	75,858	5.1	79,627	5.0	79,627	5.9
信託銀行	Trust Banks	137,467	9.1	147,220	9.9	159,292	10.0	159,292	11.8
地方銀行・第二地方銀行	Regional Banks	135,421	9.0	148,582	10.0	163,155	10.3	163,155	12.1
生命保険会社	Life Insurance	166,113	11.0	158,038	10.6	139,451	8.8	139,451	10.4
損害保険会社	Non-Life Insurance	64,700	4.3	62,262	4.2	59,548	3.7	59,548	4.4
外国銀行	Foreigner	76,766	5.1	65,060	4.4	64,402	4.1	64,402	4.8
シンジケートローン	Syndicated Loan	79,500	5.3	58,333	3.9	46,666	2.9	46,666	3.5
邦銀	Japanese Banks	70,000	4.6	58,333	3.9	46,666	2.9	46,666	3.5
外銀	Foreigner	9,500	0.6	-	-	-	-	-	-
県信連等	Credit Association	17,320	1.1	24,979	1.7	27,630	1.7	27,630	2.1
その他	Other	68,866	4.6	69,662	4.7	76,225	4.8	159,849	11.9
CP・社債等	CP and Bonds	700,500	46.3	669,380	45.0	766,124	48.2	437,500	32.5
CP	CP	15,000	1.0	15,000	1.0	15,000	0.9	15,000	1.1
普通社債	SB	377,500	25.0	441,500	29.7	422,500	26.6	422,500	31.4
流動化	ABS	308,000	20.4	212,880	14.3	328,624	20.7	-	-
合計	Total	1,512,265	100.0	1,487,058	100.0	1,589,272	100.0	1,344,272	100.0

(2)長期・短期別調達金額 *(Short and Long-term Borrowings)*

年/決算月(Fiscal Year)		01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)	会計上 02/3	構成比(%)
短期調達	Short-term Borrowings	47,323	3.1	41,354	2.8	52,491	3.3	52,491	3.9
短期借入	Borrowings	32,323	2.1	26,354	1.8	37,491	2.4	37,491	2.8
CP	CP	15,000	1.0	15,000	1.0	15,000	0.9	15,000	1.1
長期調達	Long-term Borrowings	1,464,941	96.9	1,445,703	97.2	1,536,780	96.7	1,291,780	96.1
固定金利借入	Fixed Rate	246,457	16.3	261,607	17.6	201,570	12.7	235,194	17.5
変動金利借入	Floating Rate	532,984	35.2	529,716	35.6	584,086	36.8	634,086	47.2
キャップ	With Cap	160,000	10.6	110,000	7.4	70,100	4.4	70,100	5.2
スワップ	With Swap	33,600	2.2	85,080	5.7	113,260	7.1	113,260	8.4
社債等(固定)	SB Other (Fixed Bond)	359,500	23.8	462,500	31.1	452,724	28.5	404,500	30.1
普通社債	SB	359,500	23.8	423,500	28.5	404,500	25.5	404,500	30.1
流動化	ABS	-	-	39,000	2.6	48,224	3.0	-	-
社債等(変動)	SB Other (Floating Bond)	326,000	21.6	191,880	12.9	298,400	18.8	18,000	1.3
普通社債	SB	18,000	1.2	18,000	1.2	18,000	1.1	18,000	1.3
スワップ	With Swap	3,000	0.2	3,000	0.2	3,000	0.2	3,000	0.2
流動化	ABS	308,000	20.4	173,880	11.7	280,400	17.6	-	-
キャップ	With Cap	-	-	-	-	230,400	14.5	-	-
合計	Total	1,512,265	100.0	1,487,058	100.0	1,589,272	100.0	1,344,272	100.0

※キャップ・スワップには、開始年月日が未到来のスワップ(100,000百万円)を含んでおりません。なお、未到来のキャップはありません。

(3)調達金利 *(Funding Cost)*

年/決算月(Fiscal Year)		01/3	01/9	02/3	会計上 02/3
調達金利	Funding Cost	2.75	2.45	2.04	2.30
直接	Direct	2.91	2.60	1.54	2.36
間接	Indirect	2.62	2.32	2.52	2.18

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

		01/3	01/9	02/3	会計上 02/3
長期プライムレート	Long term prime rate	1.90	1.65	2.30	2.30

13. 資金調達の状況(アイフル単独) *(Review of Funding／AIFUL Non-Consolidated)*

(1)形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		99/3	構成比(%)	00/3	構成比(%)	01/3	構成比(%)	02/3	構成比(%)	2003/3(Forecast)	構成比(%)
借入金	Borrowings	652,674	85.5	707,668	79.3	791,674	64.9	741,855	58.7	775,603	58.9
都市銀行	City Banks	4,197	0.5	3,930	0.4	6,004	0.5	6,950	0.6	-	-
長期信用銀行	Long-Term Credit Banks	59,340	7.8	59,290	6.6	59,290	4.9	70,459	5.6	-	-
信託銀行	Trust Banks	80,143	10.5	117,053	13.1	137,467	11.3	141,731	11.2	-	-
地方銀行･第二地方銀行	Regional Banks	80,923	10.6	90,323	10.1	124,962	10.2	148,488	11.8	-	-
生命保険会社	Life Insurance	174,549	22.9	174,003	19.5	166,113	13.6	139,451	11.0	-	-
損害保険会社	Non-Life Insurance	78,697	10.3	75,991	8.5	64,700	5.3	58,710	4.6	-	-
外国銀行	Foreigner	20,500	2.7	64,967	7.3	76,766	6.3	64,402	5.1	-	-
シンジケートローン	Syndicated Loan	39,740	5.2	30,580	3.4	79,500	6.5	46,666	3.7	-	-
邦銀	Japanese Banks	-	-	-	-	70,000	5.7	46,666	3.7	-	-
外銀	Foreigner	39,740	5.2	30,580	3.4	9,500	0.8	-	-	-	-
県信連等	Credit Association	4,780	0.6	13,911	1.6	17,120	1.4	22,885	1.8	-	-
その他	Other	109,803	14.4	77,618	8.7	59,749	4.9	42,111	3.3	-	-
CP･社債等	CP and Bonds	110,500	14.5	184,500	20.7	427,500	35.1	521,124	41.3	541,292	41.1
CP	CP	30,000	3.9	15,000	1.7	15,000	1.2	15,000	1.2	-	-
普通社債	SB	80,500	10.5	169,500	19.0	377,500	31.0	422,500	33.5	-	-
流動化	ABS	-	-	-	-	35,000	2.9	83,624	6.6	-	-
合　計	Total	763,174	100.0	892,168	100.0	1,219,174	100.0	1,262,979	100.0	1,316,895	100.0

(2)長期･短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		99/3	構成比(%)	00/3	構成比(%)	01/3	構成比(%)	02/3	構成比(%)	2003/3(Forecast)	構成比(%)
短期調達	Short-term Borrowings	58,900	7.7	28,700	3.2	32,500	2.7	29,000	2.3	-	-
短期借入	Borrowings	28,900	3.8	13,700	1.5	17,500	1.4	14,000	1.1	-	-
CP	CP	30,000	3.9	15,000	1.7	15,000	1.2	15,000	1.2	-	-
長期調達	Long-term Borrowings	704,274	92.3	863,468	96.8	1,186,674	97.3	1,233,979	97.7	-	-
固定金利借入	Fixed Rate	242,569	31.8	291,870	32.7	246,157	20.2	201,370	15.9	-	-
変動金利借入	Floating Rate	381,205	49.9	402,098	45.1	528,016	43.3	526,484	41.7	-	-
キャップ	With Cap	190,000	24.9	190,000	21.3	160,000	13.1	70,100	5.6	-	-
スワップ	With Swap	9,460	1.2	4,880	0.5	33,600	2.8	113,260	9.0	-	-
社債等(固定)	SB Other (Fixed Bond)	80,500	10.5	151,500	17.0	359,500	29.4	438,124	34.7	-	-
普通社債	SB	80,500	10.5	151,500	17.0	359,500	29.4	404,500	32.0	-	-
流動化	ABS	-	-	-	-	-	-	33,624	2.7	-	-
社債等(変動)	SB Other (Floating Bond)	-	-	18,000	2.0	53,000	4.3	68,000	5.4	-	-
普通社債	SB	-	-	18,000	2.0	18,000	1.5	18,000	1.4	-	-
スワップ	With Swap	-	-	3,000	0.3	3,000	0.2	3,000	0.2	-	-
流動化	ABS	-	-	-	-	35,000	2.9	50,000	4.0	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	323,069	42.3	443,370	49.7	605,657	49.7	639,494	50.6	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	522,529	68.5	641,250	71.8	802,257	65.8	825,854	65.4	-	-
合　計	Total	763,174	100.0	892,168	100.0	1,219,174	100.0	1,262,979	100.0	1,316,895	100.0

※キャップ･スワップには、開始年月日が未到来のスワップ(100,000百万円)を含んでおりません。なお、未到来のキャップはありません。

(3)調達金利 *(Funding Cost)*

(%)

年/決算月(Fiscal Year)		99/3	00/3	01/3	02/3	2003/3(Forecast)
調達金利	Funding Cost	3.03	2.79	2.45	2.30	2.64
直接	Direct	2.02	2.34	2.14	1.96	2.17
間接	Indirect	3.21	2.90	2.62	2.53	2.97

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

		99/3	00/3	01/3	02/3	2003/3(Forecast)
長期プライムレート	Long term prime rate	2.60	2.20	1.90	2.30	2.65

14. 資金調達の状況(ライフ) (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)
借入金	Borrowings	82,960	23.3	181,580	51.1	162,538	39.9
長期信用銀行	Long-Term Credit Banks	-	-	5,000	1.4	9,168	2.2
信託銀行	Trust Banks	-	-	6,000	1.7	10,068	2.5
地方銀行・第二地方銀行	Regional Banks	-	-	3,000	0.8	4,334	1.1
系統金融機関	Life Insurance	-	-	5,000	1.4	4,170	1.0
損害保険会社	Non-Life Insurance	-	-	1,000	0.3	838	0.2
その他	Credit Association	4,960	1.4	11,580	3.3	23,960	5.9
アイフル	Other	78,000	21.9	150,000	42.2	110,000	27.0
流動化	CP and Bonds	273,000	76.7	173,880	48.9	245,000	60.1
ABS	ABS	-	-	-	-	245,000	60.1
ノンリコースローン	Non Recource Loan	273,000	76.7	173,880	48.8	-	-
合計	Total	355,960	100.0	355,460	100.0	407,538	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

年/決算月(Fiscal Year)		01/3	構成比(%)	01/9	構成比(%)	02/3	構成比(%)
短期調達	Short-term Borrowings	4,960	1.4	11,580	3.3	20,210	5.0
短期借入	Borrowings	4,960	1.4	11,580	3.3	20,210	5.0
長期調達	Long-term Borrowings	351,000	98.6	343,880	96.7	387,328	95.0
固定金利借入	Fixed Rate	-	-	-	-	-	-
変動金利借入	Floating Rate	78,000	21.9	170,000	47.8	142,328	34.9
流動化(固定)	SB Other (Fixed Bond)	-	-	-	-	14,600	3.6
流動化(変動)	SB Other (Floating Bond)	273,000	76.7	173,880	48.9	230,400	56.5
ABS	ABS	-	-	-	-	230,400	56.5
キャップ	With Cap	-	-	-	-	230,400	56.5
ノンリコースローン	Non Recource Loan	273,000	76.7	173,880	48.9	-	-
合計	Total	355,960	100.0	355,460	100.0	407,538	100.0

※開始年月日が未到来のキャップ・スワップはございません。

(3)調達金利 (Funding Cost)

年/決算月(Fiscal Year)		01/3	01/9	02/3
調達金利	Funding Cost	3.81	3.23	1.37
直接	Direct	4.10	4.06	0.63
間接	Indirect	2.87	2.44	2.48

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

		01/3	01/9	02/3
長期プライムレート	Long term prime rate	1.90	1.65	2.30

会計上(On-Balance)

(百万円/¥ Million)

(1)

	02/3	構成比(%)
借入金	162,538	100.0
長期信用銀行	9,168	5.6
信託銀行	10,068	6.2
地方銀行・第二地方銀行	4,334	2.7
系統金融機関	4,170	2.6
損害保険会社	838	0.5
その他	23,960	14.7
アイフル	110,000	67.7
流動化	-	-
ABS	-	-
ノンリコースローン	-	-
合計	162,538	100.0

(2)

	02/3	構成比(%)
短期調達	20,210	12.4
短期借入	20,210	12.4
長期調達	142,328	87.6
固定金利借入	-	-
変動金利借入	142,328	87.6
流動化(固定)	-	-
流動化(変動)	-	-
ABS	-	-
キャップ	-	-
ノンリコースローン	-	-
合計	162,538	100.0

(3)

	02/3
調達金利	2.48
直接	-
間接	2.48

《参考》

	02/3
長期プライムレート	2.30

15. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)形態別主要会社の貸付上限金利
(Maximum Interest Rates of Unsecured Loans in the Competitive Sectors)

業態 *Type of Companies*	会社名 *Company Name*		キャッシング *Cashing*
消費者金融 *Consumer Credit*	アイフル	*AIFUL*	28.835
	武富士	*Takefuji*	27.375
	アコム	*Acom*	27.375
	プロミス	*Promise*	25.550
信販 *Shinpan (Sales Finance) Companies*	ライフ	*Life*	29.200
	日本信販	*Nippon Shinpan*	26.280
	オリコ	*Orico*	27.600
	ジャックス	*Jaccs*	18.000
	アプラス	*Aplus*	29.160
	セントラルファイナンス	*Central Finance*	28.800
流通系 *Distributor - affiliated Credit Card Companies*	クレディセゾン	*Credit Saison*	26.000
	ダイエーオーエムシー	*Daiei OMC*	28.800
	イオンクレジットサービス	*Aeon Credit Service*	25.600
銀行系 *Bank - affiliated Credit Card Companies*	ジェーシービー	*JCB*	27.800
	三井住友カード	*Sumitomo Mitsui Card*	27.800
	ユーシーカード	*UC Card*	27.800
	ディーシーカード	*DC Card*	27.800

注:金利は各社のホームページおよびヒアリングによる数値となっております。
Note: The interest rates are those as indicated on homepages of and obtained through consultations with each company.

(2)自己破産申請件数の推移
(Trend of Personal Bankruptcy in Japan)

○1996年～2001年12月推移*(Number of Petitions 1996-Dec 2001)*

暦年	件数	前年比
1996年	56,494 件	30.1%
1997年	71,299 件	26.2%
1998年	103,803 件	45.6%
1999年	122,741 件	18.2%
2000年	139,281 件	13.5%
2001年	160,419 件	15.2%
1月 Jan	7,449 件	-3.1%
2月 Feb	11,088 件	2.4%
3月 Mar	13,110 件	4.5%
4月 Apr	12,362 件	11.2%
5月 May	12,707 件	15.9%
6月 Jun	13,779 件	11.2%
7月 Jul	13,727 件	24.0%
8月 Aug	13,528 件	17.0%
9月 Sep	13,376 件	18.3%
10月 Oct	16,095 件	32.7%
11月 Nov	15,917 件	30.0%
12月 Dec	17,281 件	12.1%

出所:最高裁判所　Source:Japanese Supreme Court

(3)形態別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(億円/¥100Million)

	消費者信用計 *Consumer Credit*	伸び率(yoy%)	販売信用 *Sales on Credit*	伸び率(yoy%)	消費者金融 *Consumer Finance*	伸び率(yoy%)	預金担保貸付等 *Loans Collateralized by Deposite*	伸び率(yoy%)	消費者ローン計 *Consumer Loans*	伸び率(yoy%)	民間金融機関 *Commercial Finance Institution*	伸び率(yoy%)	消費者金融会社 *Consumer Finance Companies*	伸び率(yoy%)	信販会社 *Shinpan [Sales Finance Companies]*	伸び率(yoy%)	銀行系クレジット会社 *Bank-affiliated Credit Card Companies*	伸び率(yoy%)	流通系クレジット会社 *Distributor-affiliated Credit Card Companies*	伸び率(yoy%)	その他 *Other*	伸び率(yoy%)
1991年	684,199	8.4	161,618	5.3	522,581	9.4	149,303	8.5	373,278	9.8	301,101	11.3	33,435	13.6	25,614	-6.3	5,951	6.6	3,073	7.3	4,104	-2.7
1992年	715,383	4.6	169,075	4.6	546,308	4.5	159,211	6.6	387,097	3.7	306,764	1.9	36,630	9.6	29,349	14.6	6,369	7.0	3,770	22.7	4,215	2.7
1993年	741,048	3.6	166,862	-1.3	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	29,290	-0.2	6,439	1.1	3,902	3.5	4,181	-0.8
1994年	749,110	1.1	170,164	2.0	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	29,164	-0.4	6,159	-4.3	4,149	6.3	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	31,807	9.1	6,434	4.5	4,840	16.7	4,372	3.8
1996年	752,407	0.6	182,892	3.2	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	34,968	9.9	6,910	7.4	5,415	11.9	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	37,278	6.6	7,477	8.2	6,173	14.0	4,863	5.6
1998年	709,823	-4.5	171,535	-6.1	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	33,387	-10.4	7,848	5.0	6,953	12.6	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	33,995	1.8	8,335	6.2	7,433	6.9	4,905	-0.3
2000年	652,247	-2.4	159,639	-2.4	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	36,317	6.8	8,730	4.7	8,342	12.2	4,651	-5.2

出所:(社)日本クレジット産業協会「日本の消費者信用統計」(通商産業省産業政策局取引信用室監修)2002年版
Source:Japan Credit Industry Association,"Japan Consumer Credit Statistics 2002(Statistics by MITI Industrial Policy Bureau)"